As filed with the Securities and Exchange Commission on September 16, 2022

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

__________________________________________

Form S-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

__________________________________________

ev Transportation Services, Inc.
(Exact name of registrant as specified in its charter)

__________________________________________

Delaware	3711	814109808
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

__________________________________________

ev Transportation Services, Inc.
1309 Beacon Street — Suite 300
Brookline, MA 02446
Tel: (202) 347-3359
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

__________________________________________

David Solomont
President & Chief Executive Officer
ev Transportation Services, Inc.
1309 Beacon Street — Suite 300
Brookline, MA 02446
Tel: (617) 800-0212
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Edwin L. Miller Jr. Sullivan & Worcester LLP One Post Office Square Boston, MA 02109 Tel: (617) 338-2400	Alexander R. McClean Margaret K. Rhoda Harter Secrest & Emery LLP 1600 Bausch & Lomb Place Rochester, NY 14604 Tel: (585) 232-6500

__________________________________________

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date hereof.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED SEPTEMBER 16, 2022

ev Transportation Services, Inc.

[•] Shares

Common Stock

This is the initial public offering of ev Transportation Services, Inc. No public market currently exists for our common stock. We are offering, on a firm commitment basis, [•] shares of our common stock and anticipate the initial public offering price will be between $[•] and $[•] per share.

We intend to list the common stock on the NASDAQ Capital Market, or NASDAQ, under the symbol “EVTS.” No assurance can be given that our application will be approved. If our application is not approved or we otherwise determine that we will not be able to secure the listing of our common stock on NASDAQ, we will not complete this offering.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and, as such, may elect to comply with certain reduced reporting requirements for this prospectus and future filings. See “Prospectus Summary — Emerging Growth Company Status.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Investing in our securities is speculative and involves a high degree of risk. You should carefully consider the risk factors beginning on page 5 of this prospectus before purchasing shares of our common stock.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discounts and Commissions(1)	$	$
Proceeds to us, before expenses	$	$

____________

(1)      Does not include warrants that are issuable by us to the representative of the underwriters for 6% of the shares of common stock sold in the offering at a price per share equal to 125% of the initial public offering price or certain out-of-pocket expenses of the underwriters that are reimbursable by us. See “Underwriting” for a description of the compensation payable to the underwriters.

We have granted the representative of the underwriters a 45-day option to purchase from us, up to an additional [•] shares of common stock at the public offering price of $            per share, less the underwriting discounts and commissions, to cover over-allotments, if any. If the representative of the underwriters exercises the option in full, the total underwriting discounts and commissions payable will be $            , and the total proceeds to us, before expenses, will be $            . Delivery of the shares is expected to be made on or about            , 2022.

Sole Book-Running Manager

Maxim Group LLC

The date of this prospectus is            , 2022.

FIREFLY ESV®
ESSENTIAL SERVICES VEHICLE

FIREFLY ESV
ESSENTIAL SERVICES VEHICLE
All-Electric
FireFlyESV.com
FIREFLY ESV

The evTS FireFly ESV vehicle provides an all-electric, high performance, low-maintenance, application-flexible platform for urban delivery and essential services, with reduced operating costs when compared to similar internal combustion engine-powered vehicles.

TARGET MARKETS

URBAN DELIVERY:

- Package and Small Parcel
- Food and Beverage
- Prescription Medicines
- Medical Supplies
- Auto Parts

ESSENTIAL SERVICES:

- Security Patrol
- Parking Enforcement
- Parks and Sidewalk Maintenance
- Property Management
- Sanitation
- Airports and Seaports
- University and Corporate Campuses
- Warehouses and Fulfillment
- Military Bases
- Meter Reading
- Service and Repair

THE 2021 MODEL FIREFLY ESV AT WORK

COYOTE

The FireFly is a minimal impact workhorse with an application-specific modular design

P

The FireFly is an agile, dependable partner for parking enforcement

We believe the FireFly is an ideal solution for urban on-demand, stop-and-go deliveries

The FireFly is adaptable for emergency medical transport

FIREFLY ESV

The FireFly has accessory beds for many specialized use cases, like an electric dump truck

Neither we nor the underwriters have authorized anyone to provide you with any information other than that contained in this prospectus, any amendment or supplement to this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States:    We have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.

We own or have rights to trademarks, service marks and trade names that we use in connection with the operation of our business, including our corporate name, logos and website names. Other trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners. Solely for convenience, some of the trademarks, service marks and trade names referred to in this prospectus are listed without the® and™ symbols, but we will assert, to the fullest extent under applicable law, our rights to our trademarks, service marks and trade names.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our financial statements and the related notes thereto and the information set forth in the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Unless the context otherwise requires, we use the terms “Company,” “we,” “us” and “our” in this prospectus to refer to ev Transportation Services, Inc.

We are an early stage manufacturer of all-electric, lightweight commercial utility vehicles. Our first vehicle is the “FireFly”, which is used in the essential services and on-demand “last mile” urban e-delivery markets. We have completed the design of the vehicle, have assembled a core team, and have begun to manufacture it in limited quantities. With the proceeds of this offering, we plan to significantly scale operations.

Our vehicles provide an application-flexible platform. Our vehicles are easily configurable for a wide variety of applications, including parking management, security and perimeter patrol, parks and sidewalk maintenance, utility meter reading, property and building management, university and corporate campuses, as well as last mile urban small package and food delivery. Our Connected Vehicle Solution, evTS Connect™ is a cloud-connected electronics and software package that can be used for vehicle performance monitoring and remote diagnostics, vehicle and fleet management, and vehicle tracking and routing. In addition, the FireFly use a lithium iron phosphate battery with enhanced safety features, not a lithium ion battery. According to the U.S. Government (GAO and GSA) and Company research and interviews, the size of the replacement market for utility vehicles for public fleets (federal/state/municipal) is $2.4 billion. According to publicly available data on existing fleet size (by company) and publicly announced commitments for new vehicle purchases within the delivery industry, the size of the “Last Mile Delivery Market” (small to medium-size packages), which is growing quickly, is $4.4 billion for replacement and new sales to private delivery fleets.

We are currently focused on the essential services and “last mile” urban e-delivery markets. According to a Bureau of Transportation Statistics study dated April 21, 2021, the market share of electric light duty vehicles has increased year by year since 2011. Accordingly, we believe that businesses using pickup trucks or gasoline-powered light passenger vehicles in dense urban environments for specific applications are increasingly purchasing all-electric vehicles, such as the FireFly, that are designed with functionality for these applications. Our vehicles:

•   Operate within 100+ mile range on a full charge

•   Travel from site to site at speeds exceeding 50 mph

•   Carry up to 1,100 lbs. payload

•   Are light weight, agile and maneuverable in dense urban environments

•   Have superior stability and handling

•   Seat one or two passengers with multiple driver position options

•   Have real-time two-way vehicle communications with remote performance monitoring, diagnostics, and tracking and routing capabilities

•   Use lithium iron phosphate battery, not lithium ion battery

The original FireFly® vehicle was designed between January 2009 and December 2015 by Fort Worth, Texas-based eFleets Corporation with total estimated development costs of nearly $14,000,000. eFleets began shipping vehicles in 2012. As of August 31, 2022, the FireFly vehicle has been delivered to a total of 24 different cities. We estimate that the 73 vehicles delivered since inception have amassed in excess of 500,000 user miles. We acquired the intellectual property and assets of eFleets Corporation in August of 2020. From our formation until the present, we have recruited our management team, set up operations in three locations, developed our evTS Connect offering, established our initial distributor network and completed design and development of our 2023 model year FireFly.

Corporate Information

We were organized under the laws of the State of Delaware on May 8, 2015. Our principal executive offices are located at 1309 Beacon Street, Suite 300, Brookline, MA 02446, and our telephone number is (202) 347-3359. Our website address is www.evts.com. The information contained on our website is not, and should not be interpreted to be, incorporated into this prospectus.

Listing on the Nasdaq Capital Market

There is currently no public trading market for our shares of common stock. In connection with this offering, we have applied to list our common stock on the NASDAQ Capital Market under the symbol “EVTS.” If our listing application is approved, we expect to list our common stock on NASDAQ upon consummation of the offering. No assurance can be given that our listing application will be approved. This offering will occur only if NASDAQ approves the listing of our common stock.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. As a result, we may take advantage of reduced reporting requirements that are otherwise applicable to public companies, including delaying auditor attestation of internal control over financial reporting, providing only two years of audited financial statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus and reduced executive compensation disclosures.

We may remain an emerging growth company for up to five years from the date of the first sale in this offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenue exceeds $1.07 billion, or we issue more than $1 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. As a result, the information that we provide to our stockholders may be different than what you might receive from other public reporting companies in which you hold equity interests. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. We have elected not to “opt out” of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we can adopt the new or revised standard at the time private companies adopt the new or revised standard and may do so until such time that we either (1) irrevocably elect to “opt out” of such extended transition period or (2) no longer qualify as an emerging growth company.

Finally, we are a “smaller reporting company” (and may continue to qualify as such even after we no longer qualify as an emerging growth company) and accordingly may provide less public disclosure than larger public companies, including the inclusion of only two years of audited financial statements and only two years of management’s discussion and analysis of financial condition and results of operations disclosure. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

THE OFFERING

Common stock offered by us	[•] shares
Option to purchase additional shares	We have granted the underwriters an option for a period of 45 days from the closing of this offering to purchase up to [•] additional shares of our common stock.
Common stock to be outstanding immediately following this offering	[•] shares ([•] shares if the underwriters exercise their option to purchase additional shares of our common stock in full). See Note 1.
Use of proceeds

We estimate that the net proceeds from this offering will be approximately $[•] million, or approximately $[•] million if the underwriters exercise in full their option to purchase up to [•] additional shares of our common stock, based on an assumed initial public offering price of $[•] per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, to continue the commercialization of our business. See “Use of Proceeds.”
Proposed NASDAQ trading symbol

We have applied to list our common stock on the NASDAQ Capital Market under the symbol “EVTS.” We will not proceed with this offering in the event our common stock is not approved for listing on NASDAQ.

Lock-up

We and our directors, officers and holders of 1% or more of our outstanding shares of common stock as of the effective date of the registration statement related to this offering (including all holders of securities exercisable for or convertible into shares of common stock) shall enter into customary “lock-up” agreements pursuant to which such persons and entities shall agree not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any of our securities for a period of 180 days after the effective date of this registration statement.

Risk factors

The securities offered by this prospectus are speculative and involve a high degree of risk. Investors purchasing securities should not purchase the securities unless they can afford the loss of their entire investment. See “Risk Factors” beginning on page 5.

_________________

Note 1. The number of shares of our common stock to be outstanding immediately following this offering is based on 13,720,000 shares of our common stock issued and outstanding as of August 31, 2022. This includes shares of our common stock issuable upon the mandatory conversion of all outstanding shares of our preferred stock into common stock on a one-for-one basis. Separately, the principal and accrued interest, as of July 31, 2022, on substantially all of our outstanding convertible notes ($8,425,503) will be automatically converted into shares of our common stock at a conversion price of $[•]. At the closing of the offering, the number of shares of common stock will increase to reflect the interest accrued from August 31, 2022 through the closing based on the conversion price of $[•].

The number of shares of our common stock to be outstanding immediately following this offering excludes 3,500,000 shares of our common stock that will become available for future issuance under our 2022 Stock Incentive Plan, which will become effective immediately prior to the effectiveness of the registration statement of which this prospectus is a part.

Unless otherwise indicated, all information in this prospectus reflects and assumes the following:

•        no exercise by the underwriters of their option to purchase additional shares of our common stock;

•        the automatic conversion of all outstanding shares of our preferred stock and the conversion of substantially all of our convertible notes into an aggregate of [•] shares of our common stock upon the closing of this offering; and

•        the filing and effectiveness of our restated certificate of incorporation and the adoption of our amended and restated bylaws each upon the closing of this offering.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all of the other information contained in this prospectus, including our financial statements and the related notes appearing elsewhere in this prospectus, before deciding to invest in our common stock. The risks described below are not the only risks we face. The occurrence of any of the following risks, or of additional risks and uncertainties not presently known to us or that we currently believe to be immaterial, could cause our business, prospects, results of operations and financial condition to suffer materially. In such event, the trading price of our common stock could decline, and you might lose all or part of your investment.

Risks Related to Our Business, Financial Condition and Industry

We are an early stage manufacturer of electric utility vehicles with limited operations to date and a history of losses, and we expect to incur significant expenses and continuing losses for an indefinite period.

We were organized in May 2015 and have had only limited operations. Since inception, we have incurred an accumulated deficit of approximately $16.1 million through June 30, 2022. We believe that we will continue to incur operating and net losses each quarter until at least the time that we have established large scale manufacturing and sales efforts and begin wider scale deliveries of our EVs, which are not expected to begin for several years, and may occur later or not at all. In addition, as an early stage company with a limited operating history, our business is subject to all of the risks inherent in a new business enterprise, including (i) a product without a significant history in the market, (ii) reliance on one product, (iii) limited experience with manufacturing and (iv) a lack of established distribution channels.

We expect the rate at which we will incur losses to be significantly higher in future periods as we:

•        continue to design, develop, manufacture and market our EVs;

•        continue to utilize our third-party suppliers of component parts;

•        expand our production capabilities, including costs associated with the manufacture and assembly of our EVs;

•        build up inventories of parts and components for our EVs;

•        create an inventory of our EVs;

•        expand our design, development, and servicing capabilities;

•        increase our sales and marketing activities and develop our distribution infrastructure; and

•        increase our general and administrative functions to support our growing operations.

We have not achieved positive operating cash flow and our ability to generate positive cash flow is uncertain.

We have manufactured only a small number of vehicles. We have had negative cash flow from operating activities of approximately $1.3 million during the year ended December 31, 2020, $3.9 million during the year ended December 31, 2021, and $3.1 million during the six months ended June 30, 2022. We may have negative cash flow for at least several years from operating and investing activities because we expect to incur research and development, sales and marketing, and general and administrative expenses and make capital expenditures in our efforts to increase sales, engage in development work and ramp up operations. If negative cash flow from operations extends indefinitely, an inability to generate positive cash flow may adversely affect our ability to raise needed capital for our business on reasonable terms, diminish supplier or customer willingness to enter into transactions with us, and have other adverse effects that may decrease our viability. There can be no assurance that we will achieve positive cash flow. Because of the numerous risks and uncertainties associated with vehicle development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would depress the value of our company and could impair our ability to raise capital, expand our business, maintain our product development efforts, diversify our pipeline of product offerings or even continue our operations.

If our vehicles do not gain market acceptance, prospects for our sales revenue and profit will be unfavorable.

To date we have received a limited number of sales orders for our 2022 model year FireFly ESV vehicles. In order to generate market demand, we have delivered a limited number of pre-production 2022 model year FireFly ESV vehicles for use as demonstration vehicles to certain dealers and key customer accounts during the first quarter of 2022. As a “sight unseen” new model year, potential customers for our vehicles may be reluctant to immediately place large orders for our vehicles until they are released and in the marketplace in significant volumes. Obstacles to widespread adoption of our vehicles also include inability to achieve market penetration due to sales of currently available competitive vehicles, budget cycle purchasing windows of potential customers and our ability to supply an adequate number of FireFly ESVs to meet demand. For more information related to this risk, see the section titled “Competitive Position” under “Business” below.

Our future operating results are unpredictable and are likely to fluctuate.

As a result of our limited operating history, we are unable to forecast our revenues to a degree of relative certainty. To date, our gross revenue has been inconsistent due to fluctuations in vehicle sales, and we have been unable to achieve positive operating cash flow. In the future, we may not be able to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in revenues in relation to our planned expenditures will have an adverse effect on our business, prospects, financial condition and results of operations. Further, as a strategic response to changes in the competitive environment, we may from time to time make certain pricing, service or marketing decisions that could have a material adverse effect on our business, prospects, financial condition and results of operations.

Our future capital needs will likely require us to sell additional equity or debt securities that will dilute our stockholders’ ownership interest or introduce covenants that may restrict our operations.

We have historically relied on borrowings and equity financing to conduct our business and may need to seek equity or debt financing to finance a portion of our capital expenditures and operations. Such financing might not be available to us in a timely manner, on terms that are acceptable, or at all.

Our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors, including general market conditions and investor acceptance of our business model. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds, we will have to significantly reduce our spending, delay or cancel our planned activities or substantially change our corporate structure. We might not be able to obtain any funding, and we might not have sufficient resources to conduct our business as expected, both of which could mean we would be forced to curtail or discontinue our operations.

In addition, our future capital needs and other business reasons could require us to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities would dilute the ownership interest of our stockholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations.

We are dependent on third-party suppliers to provide parts for our EVs.

We rely on third-party suppliers to provide us the parts and sub-assembly necessary for producing our EVs. As of the date of this prospectus, we do not have agreements in place with any suppliers. All of our parts are ordered on a just-in-time basis through purchase orders. Our ability to timely assemble and deliver vehicles to our customers will be compromised if:

•        these companies terminate our purchase orders without adequate notice,

•        these companies fail to accept our purchase orders,

•        our suppliers fail to provide the required capacity and quality of sub-assembly parts on a timely basis,

•        our suppliers fail to support our scale of growth,

•        our suppliers experience supply shortages, long lead times, or supply changes,

•        our suppliers become economically distressed or go bankrupt, or

•        the parts are delayed in route to us or we face other logistical problems.

If our vendor manufacturers fail to meet our requirements for quality, quantity, price and timeliness, our business growth will be harmed.

As of the date of this prospectus, we do not have agreements in place with any suppliers. All of our parts are ordered on a just-in-time basis through purchase orders. If these companies fail to accept or terminate our purchase orders without adequate notice, or if they fail to provide the required capacity and quality of sub-assembly parts on a timely basis, our ability to timely assemble and deliver vehicles to our customers will be compromised.

Our success will depend on our ability to economically assemble our EVs at scale to meet our customers’ needs, and our ability to develop and assemble EVs of sufficient quality and appeal to customers on schedule and at scale is unproven.

Our future business depends in large part on our ability to execute our plans to develop, assemble, market and sell our EVs at sufficient capacity to meet the transportation demands of our business customers. Our continued development of our EVs is and will be subject to risks, including with respect to:

•        our ability to secure necessary funding;

•        the equipment we plan to use being able to accurately manufacture the vehicles within specified design tolerances;

•        compliance with environmental, workplace safety and similar regulations;

•        securing necessary components on acceptable terms and in a timely manner;

•        delays in delivery of final component designs to our suppliers;

•        our ability to attract, recruit, hire and train skilled employees;

•        quality controls, particularly as we plan to increase manufacturing;

•        delays or disruptions in our supply chain; and

•        other delays and cost overruns.

We have no experience to date in high volume assembly of our EVs. We do not know whether we will be able to develop efficient, automated, low-cost assembly capabilities and processes, and reliable sources of parts and sub-assembly supply, that will enable us to meet the quality, price, engineering, design and production standards, as well as the production volumes, required to successfully mass market our EVs. Even if we are successful in developing our high volume assembly capability and processes and reliably source our parts supply, we do not know whether we will be able to do so in a manner that avoids significant delays and cost overruns, including as a result of factors beyond our control such as problems with suppliers and vendors, or in time to meet our vehicle commercialization schedules or to satisfy the requirements of customers. Any failure to develop such manufacturing processes and capabilities within our projected costs and timelines could have a material adverse effect on our business, prospects, operating results and financial condition.

Our vehicles could contain defects, certain parts may malfunction, or they may be operated incorrectly, which could reduce sales of those vehicles due to adverse publicity and reputational harm or result in significant litigation against us.

Our vehicles may have or develop defects. As a result, our customers could lose confidence in our vehicles and in us if they unexpectedly use defective vehicles or tend to use our vehicles improperly. This could result in loss of revenue, loss of profit margin, and loss of market share in addition to reputational harm and potentially significant litigation being brought against us. Further, electric vehicles have a number of distinguishing characteristics from traditional, internal combustion vehicles, including the relatively reduced noise produced by the operation of an electric vehicle. There have been reports of electric vehicle incidents resulting from operators or pedestrians being unable to hear an approaching vehicle. If we were found responsible for major defects or other incidents resulting from the operation of our vehicles, it could cause us to incur liability which could interrupt or even cause us to terminate some or all of our operations. A product could be found to have a material defect causing a recall of that vehicle which as a result could negatively impact our operations, financial condition, and ultimately our continued operations.

Our success depends, in part, on establishing and maintaining good relationships with our network of distributors.

Our success depends, in part, on our establishing and maintaining satisfactory relationships with our distribution partners. We currently have a network of four vehicle distributors and, as of the date of this prospectus, we are in active negotiation with an additional four. If we are not successful in establishing an adequate distributor network, our results of operations, financial condition and continued operations will be negatively impacted.

In the past, we have identified conditions and events that raise substantial doubt about our ability to continue as a going concern and it is possible that conditions and events in the future may negatively impact our ability to continue as a going concern.

Our report from our independent registered public accounting firm for the years ended December 31, 2020 and 2021 includes an explanatory paragraph stating that our recurring losses from operations and cash outflows from operating activities raise substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result if we are unable to continue as a going concern. If we are unable to continue as a going concern, holders of our securities might lose their entire investment. Although we plan to attempt to raise additional capital through one or more private placements or public offerings, the doubts raised relating to our ability to continue as a going concern may make our shares an unattractive investment for potential investors. These factors, among others, may make it difficult to raise any additional capital and may cause us to be unable to continue to operate our business. If we are unable to continue as a going concern, it is likely that investors would lose a substantial part or all of their investment.

Targeted customers may be reluctant to acquire a vehicle from a new and unproven manufacturer.

Municipal customers and fleet owners value safety and reliability as important factors in choosing a vehicle and may be reluctant to acquire a vehicle from a new and unproven manufacturer. In addition, our novel technology and design may not align with current target market preferences. If we do not develop and maintain a strong brand, our business, prospects, financial condition and operating results will be materially and adversely impacted.

From time to time, our EVs may be evaluated and reviewed by third parties. Any negative reviews or reviews which compare us unfavorably to competitors could adversely affect targeted customer perception about our EVs. We may have fewer resources than our competitors to effectively market our EVs compared to such competitors’ EVs, which may lead to an increase in unfavorable reviews of us compared to competitors or reduce the likelihood that we are able to attract new customers.

We will need to be successful with respect to a number of areas that will be necessary to expand our business, and may be unable to do so.

We expect our future expansion to include:

•        expanding our management team;

•        hiring and training new personnel;

•        forecasting production and revenue;

•        controlling expenses and investments in anticipation of expanded operations;

•        establishing or expanding design, production, sales and service facilities;

•        implementing and enhancing administrative infrastructure, systems and processes; and

•        expanding into new markets.

We intend to hire a significant number of additional personnel, including software engineers, design and production personnel and service technicians for our EVs. Because our EVs are based on a different technology platform than traditional four-wheeled vehicles equipped with internal combustion engines, individuals with sufficient training in alternative fuel and EVs may not be available to hire, and as a result, we will need to expend significant time and expense training any newly hired employees. Competition for individuals with experience designing, producing and servicing EVs and their software is intense and increasing, particularly in the current labor market. We may not be able to attract, integrate, train, motivate or retain additional highly qualified personnel, particularly with respect to software engineers in the Fort Worth, Texas, or Boston, Massachusetts, areas. The failure to attract, integrate, train, motivate and retain these additional employees could seriously harm our business, prospects, financial condition and operating results.

Additionally, the availability and prices for materials needed for our EVs will fluctuate, which may impact our business, prospects, financial condition, and operating results.

The electric vehicle market is relatively new, and the availability of the personnel and components required to compete in this market is uncertain.

We and our suppliers use various materials in our businesses and products, including for example steel, and the availability and prices for these materials will fluctuate. Supply chain disruptions and access to materials have impacted our suppliers’ ability to delivery materials to us in a timely manner. If we are unable to timely obtain materials or if there are fluctuations in prices, it could adversely affect our operating results.

In addition, engineers and other personnel with experience in the electric vehicle industry are in demand, and we may be unable to compete successfully in attracting these personnel. If we are not successful in hiring and retaining highly qualified employees with experience in the electric vehicle industry, we may not be able to extend or maintain our industry expertise, and our future product development efforts could be adversely affected. The loss of members of our senior management could significantly delay or prevent the achievement of our strategic objectives, which could adversely affect our operating results.

Developments in alternative technology improvements in the internal combustion engine may adversely affect the demand for our EVs.

Significant developments in alternative technologies, such as advanced diesel, ethanol, hydrogen cells, or compressed natural gas or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects in ways we do not currently anticipate. Other fuels or sources of energy may emerge as customers’ preferred alternative to our EVs. Any failure by us to develop new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay our development and introduction of new and enhanced alternative fuel and electric vehicles, which could result in the loss of competitiveness of our EVs, decreased revenue and a loss of market share to competitors. Our research and development efforts may not be sufficient to adapt to changes in alternative fuel and electric vehicle technology.

We have no significant experience servicing our EVs. If we are unable to address the service requirements of our customers, our business will be materially and adversely affected.

We have no significant experience servicing or repairing our vehicles. Servicing alternative fuel and electric vehicles is different than servicing vehicles with internal combustion engines and requires specialized skills, including high voltage training and servicing techniques. We may decide to partner with a third party to perform some or all of the maintenance on our EVs, and there can be no assurance that we will be able to enter into an acceptable arrangement with any such third-party provider. If we are unable to successfully address the service requirements of our customers, our business and prospects will be materially and adversely affected.

In addition, the motor vehicle industry laws in many states require that service facilities be available to service vehicles physically sold from locations in the state. While we anticipate developing a service program that would satisfy regulators in these circumstances, the specifics of our service program are still in development, and at some point may need to be restructured to comply with state law, which may impact our business, financial condition, operating results and prospects.

Our workforce may undertake efforts to unionize, which may increase our operating costs and adversely affect the results of our operations.

While we believe our relations with our employees are good, we may see union organization campaigns by our workforce. We respect our workforce’s right to unionize or not to unionize; however, the unionization of a significant portion of our workforce could increase our overall operating costs and adversely affect our ability to run our business in the most efficient manner to remain competitive and could adversely affect our results of operations by increasing our labor costs or otherwise restricting our ability to maximize the efficiency of our operations.

If we lose key personnel or are unable to attract and retain personnel on a cost-effective basis, our business could be adversely affected.

Our performance is substantially dependent on the continued services and performance of our senior management and the rest of our employees. Key team members include President & Chief Executive Officer (“CEO”), David Solomont and Chief Technology Officer (“CTO”) Greg Horne, in particular. If we are not successful in hiring and retaining highly qualified employees, we may not be able to extend or maintain our industry expertise, and our future product development efforts could be adversely affected. The loss of members of our senior management could significantly delay or prevent the achievement of our strategic objectives, which could adversely affect our operating results.

In addition, engineers and other personnel with experience in the electric vehicle industry are in demand, and we may be unable to compete successfully in attracting these personnel.

We may have conflicts of interest with our affiliates and related parties, and in the past we have engaged in transactions and entered into agreements with affiliates that were not negotiated at arms’ length.

We have engaged, and may in the future engage, in transactions with affiliates and other related parties. These transactions may not have been, and may not be, on terms as favorable to us as they could have been if obtained from non-affiliated persons. While an effort has been made and will continue to be made to obtain services from affiliated persons and other related parties at rates and on terms as favorable as would be charged by others, there will always be an inherent conflict of interest between our interests and those of our affiliates and related parties. To date, our operations have been funded in part through advances from Nine Associates, LLC, an entity owned by an affiliate of our Chief Executive Officer. Mr. Solomont may economically benefit from our arrangements with related parties. If we engage in related party transactions on unfavorable terms, our operating results will be negatively impacted.

We may need to defend against intellectual property infringement claims or misappropriation claims, which may be time-consuming and expensive and, if adversely determined, could limit our ability to commercialize our EVs.

Companies, organizations or individuals, including our competitors, may own or obtain patents, trademarks or other proprietary rights that could prevent or limit our ability to make, use, develop or deploy our EVs. Although we have not in the past been subject to claims that any of our products infringe any patents or other proprietary rights of third parties, we could be subject to such claims in the future. There can be no assurance that claims that may arise in the future can be amicably disposed of, and it is possible that litigation could ensue. We do not know whether we will prevail in these proceedings given the complex technical issues and inherent uncertainties in intellectual property litigation.

Claims that our products or services infringe third-party intellectual property rights, regardless of their merit or resolution, could be costly to defend or settle and could divert the efforts and attention of our management. If any pending or future proceedings result in an adverse outcome, we could be required to:

•        cease the manufacture, use or sale of the infringing products, services or technology;

•        pay substantial damages for infringement;

•        expend significant resources to develop non-infringing products, services or technology;

•        license from the third-party claiming infringement, which license may not be available on commercially reasonable terms, or at all; or

•        pay substantial damages to discontinue use of or to replace infringing intellectual property sold by us with non-infringing intellectual property.

Any of the foregoing results could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to protect our intellectual property rights, our competitive position could be harmed or we could be required to incur significant expenses to enforce our rights.

We depend on our ability to protect our proprietary technology. The Company does not have any issued patents, but has filed several patent applications and plans to file several additional patent applications.

We rely on trademarks, trade secrets and intellectual property laws and confidentiality agreements with employees and third parties, all of which offer only limited protection. In addition, some of our trademarks are not currently registered with the United States Patent and Trademark Office and we have yet to file trademark applications for certain of these marks, which may make protecting these unregistered trademarks more difficult. Despite our efforts, the steps we have taken to protect our proprietary rights may not be adequate to preclude misappropriation of our proprietary information or infringement of our intellectual property rights, and our ability to police such misappropriation or infringement is uncertain, particularly in countries outside of the United States. Protecting against the unauthorized use of our products, trademarks, and other proprietary rights is expensive, difficult and, in some cases, impossible. Litigation may be necessary in the future to enforce or defend our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of management resources, either of which could harm our business. Furthermore, many of our current and potential competitors have the ability to dedicate substantially greater resources to enforce their intellectual property rights than we do. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property.

Data is communicated electronically between our vehicles and our fleet management system, and may be subject to data breaches or data insecurity.

The data communicated between our vehicles and fleet management system is encrypted and transmitted wirelessly via a virtual private network (“VPN”), but subject to security risks associated with data communications such as data breaches, hacking, or other data security issues. If any of these were to occur, we may suffer financial and reputational harm that could materially and adversely affect our business and operations.

To date, we have not been subject to cyber-attacks or other cyber incidents which, individually or in the aggregate, resulted in a material impact to our operations or financial condition. However, hackers may attempt to gain unauthorized access to modify, alter and use such networks, EVs and systems to gain control of or to change our EVs’ functionality, user interface and performance characteristics, or to gain access to data stored in or generated by the EV. Future vulnerabilities could be identified and our efforts to remediate such vulnerabilities may not be successful. Any unauthorized access to or control of our EVs or their systems, or any loss of customer data, could result in legal claims or proceedings. In addition, regardless of their veracity, reports of unauthorized access to our EVs, systems or data, as well as other factors that may result in the perception that our EVs, systems or data are capable of being “hacked,” could negatively affect our brand and harm our business, prospects, financial condition and operating results.

Interruption or failure of our information technology and communications systems could impact our ability to effectively provide our services.

We plan to outfit our EVs with in-vehicle services and functionality that utilize data connectivity to monitor performance and timely capture opportunities for cost-saving preventative maintenance. The availability and effectiveness of our services depend on the continued operation of information technology and communications systems. Our systems will be vulnerable to damage or interruption from, among others, fire, terrorist attacks, natural disasters, power loss, telecommunications failures, computer viruses, computer denial of service attacks or other attempts to harm our systems. Data centers we use could also be subject to break-ins, sabotage and intentional acts of vandalism causing potential disruptions. Some of our systems will not be fully redundant, and our disaster recovery planning cannot account for all eventualities. Any problems at data centers we use could result in lengthy interruptions in our service. In addition, our EVs are highly technical and complex and may contain errors or vulnerabilities, which could result in interruptions in our business or the failure of our systems.

We provide a bumper to bumper warranty for up to 3 years or 24,000 miles and a 5-year frame warranty, which may result in us bearing the costs of warranty claims. Additionally, we may be subject to financial and reputational harm due to risks associated with components and materials in our EVs including product recalls, product liability claims, and class action litigation.

Our bumper to bumper warranty for up to 3-years or 24,000 miles and 5-year frame warranty may result in our customers making claims under such warranties for losses or repairs, which amounts may exceed our expectations. As a result, there is a risk that we may not have provided sufficient reserves for warranty repairs.

We may be exposed to product recalls, product liability claims, or class action litigation if any other materials in our EVs fail. Any product recall, product liability claim, or class action claim seeking significant monetary damages could have a material adverse effect on our business and financial condition. A product recall, product liability claim, or class action claim could also generate substantial negative publicity about our EVs and our business.

We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses, or if we identify additional material weaknesses in the future or otherwise fail to establish and maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business.

In connection with the preparation and audit of our financial statements, material weaknesses were identified in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of its annual or interim financial statements will not be prevented or detected on a timely basis. These material weaknesses are as follows:

•        Insufficient control environment

•        Lack of adequate accounting policies and procedures

•        Lack of sufficient accounting resources

Until we complete this Offering or raise other funds, we are unable to begin to remediate these material weaknesses. As a result of these identified material weaknesses, and until such weaknesses are remediated, there can be no assurances that our financial statements will be free from error, or that we will not need to restate our financial statements in the future.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common stock.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, is designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could harm our business and have a negative effect on the trading price of our stock.

We will be required to disclose changes made in our internal controls and procedures on a quarterly basis and our management will be required to assess the effectiveness of these controls annually. However, for as long as we are an EGC under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404. We could be an EGC for up to five years. Our assessment of internal controls and procedures may not detect material weaknesses in our internal control over financial reporting. Undetected material weaknesses in our internal control over financial reporting could lead to financial statement restatements and require us to incur the expense of remediation, which could have a negative effect on the trading price of our stock.

Our business could be adversely affected by changes in contract requirements and budgetary priorities of federal, state, and local governments.

We will target municipalities, governmental organizations, and other related entities. Changes in federal, state and local government budgetary priorities could directly affect our financial performance. A significant decline in government expenditures, a shift of expenditures away from programs which call for the types of services that we provide or a change in government contracting policies, could cause federal, state, or local governments to reduce their expenditures under contracts, to exercise their right to terminate contracts at any time without penalty, not to exercise options to renew contracts or to delay or not originate new contracts. Any of those actions could seriously harm our business, prospects, financial condition or operating results.

Additionally, changes in government programs or contract requirements, a decrease in the contracts reserved for small businesses, and changes in fiscal policies could negatively impact our business and our prospects.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon completion of this offering, we will become subject to certain reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Our disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by us in reports we file or submit under the Exchange Act is accumulated and communicated to management, recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements or insufficient disclosures due to error or fraud may occur and not be detected.

We may be subject to significant exposure if one of our directors or officers is sued.

If a legal action is commenced against one of our directors or officers, including, but not limited to, an action alleging a violation of securities law, and such action exhausts our insurance coverage, we may incur the legal fees and costs associated with defending against the action under our bylaws or indemnification agreements, which may harm our business. In addition, a potential action could be time-consuming, resource-intensive, expensive, and uncertain.

Our operating results may be negatively impacted by the COVID-19 pandemic.

The COVID-19 pandemic has resulted, and is likely to continue to result, in significant volatility and economic disruption and uncertainty. It has already disrupted global travel and supply chains and adversely impacted global commercial activity. Considerable uncertainty still surrounds COVID-19 and its potential long-term economic effects, as well as the effectiveness of any responses taken by government authorities and businesses. The travel restrictions, limits on hours of operations and/or closures of non-essential businesses, and other efforts to curb the spread of COVID-19 has continued to disrupt business activity globally. New strains and variants of the coronavirus continue to spread around the world.

We anticipate that the inflationary pressure in the United States, United Kingdom, and elsewhere caused by the response to the COVID-19 pandemic and potentially by the Russian invasion of Ukraine would impact our expected costs of producing vehicles. Once we begin full scale commercial operations, which we expect in the near term, our supply chain and, consequently, our operations, may also be adversely materially impacted. We expect to have to pay more to purchase supplies necessary for our operations than we would have pre-pandemic because of this inflationary pressure. If we are unable to increase our vehicle prices to adjust to the increase in the costs of raw materials and vehicle part supplies, our margins will likely be reduced.

The ongoing rollout of vaccines around the globe is encouraging, but their long-term impact on the political environment, business environment, and our business is still uncertain.

Risks Related to Other External Factors

Recent downturns in general economic and market conditions, including the economic effects of the COVID-19 pandemic, will materially and adversely affect our business.

A significant number of utility vehicle purchases are related to the budgets of, and purchases by, cities and municipalities. The COVID-19 pandemic has had a significant adverse effect on the resources of these potential buyers. Further, the budgets of these cities and municipalities are subject to the fluctuations of their local economies as well as of the national economy, which is experiencing inflationary pressure last seen in the 1970s. Even post-pandemic, a reduction in budgets and expenditures by cities/airports/ports/colleges/universities will likely cause a reduction in the demand for our vehicles and could adversely impact our business.

We are subject to substantial regulation and unfavorable changes to, or failure by us to comply with, these regulations could substantially harm our business and operating results.

Our EVs, and the sale of motor vehicles in general, are subject to substantial regulation under international, federal, state, and local laws. We expect to incur significant costs in complying with these regulations. Regulations related to the electric vehicle industry are currently evolving. To the extent the laws change, our EVs may not comply with applicable international, federal, state or local laws, which would have an adverse effect on our business. Compliance with changing regulations could be burdensome, time consuming, and expensive. To the extent compliance with new regulations is cost prohibitive, our business, prospects, financial condition and operating results would be adversely affected.

Our operations and products are subject to environmental laws and regulations, including those related to vehicle emissions, that can significantly increase our cost and affect how we do business.

We are affected by environmental regulations that can increase costs related to the production of our vehicles, particularly regulations relating to emissions and other environmental impacts of our operations, including laws relating to the use, handling, storage, disposal and human exposure to hazardous materials. Failing to comply with these regulations is costly, and we anticipate that the number and extent of these environmental regulations may increase in the future. These laws can give rise to liability for administrative oversight costs, cleanup costs, property damage, bodily injury and fines and penalties. Capital and operating expenses needed to comply with environmental laws and regulations can be significant, and violations may result in substantial fines and penalties, third party damages, suspension of production or a cessation of our operations. These environmental regulations may significantly affect our operations and any failure to comply could have a material adverse effect on our operations and financial condition.

Contamination at properties we will own, use and/or operate, we formerly owned, used and/or operated or to which hazardous substances were sent by us, may result in liability for us under environmental laws and regulations, including, but not limited to the Comprehensive Environmental Response, Compensation and Liability Act, which can impose liability for the full amount of remediation-related costs without regard to fault, for the investigation and cleanup of contaminated soil and ground water, for building contamination and impacts to human health and for damages to natural resources. The costs of complying with environmental laws and regulations and any claims concerning noncompliance, or liability with respect to contamination in the future, could have a material adverse effect on our financial condition or operating results.

If critical manufacturing components become unavailable or our vendors delay their production, our business will be negatively impacted. The current supply chain crisis may have a material adverse effect on our business.

Stability of our component and sub-assembly supply chain is crucial to our manufacturing process. As some critical parts and components are supplied by certain third-party manufacturers, we may be unable to acquire necessary amounts of key components at competitive prices. If we are unable to obtain these components at competitive prices, or at all, we will be unable to produce our vehicles and may have to discontinue our business. Once we begin full scale commercial operations, which we expect in the near term, our supply chain and, consequently, our operations, may be adversely materially impacted by this crisis. We expect to have to pay more to purchase supplies necessary for our operations than we would have pre-pandemic because of the inflationary pressure created in part due to the supply chain crisis. If we are unable to increase our vehicle prices to adjust to the increase in the costs of raw materials and vehicle part supplies, our margins will likely be reduced.

We have formed a U.K. subsidiary, which will expose us to difficulties and risks presented by international economic, political, legal, accounting, and business factors.

We have formed a UK subsidiary in a collaboration with the Automotive Innovation Group, a UK-based automotive original equipment manufacturer. We may establish partnerships in other Western European countries as well.

Conducting business internationally subjects us to complicated U.S. and foreign governmental trade regulations. Compliance with such regulations is costly and exposes us to penalties for non-compliance. Other laws and regulations that can significantly impact us include anti-bribery laws, including the U.S. Foreign Corrupt Practices Act, laws restricting business with suspected terrorists, and anti-boycott laws. Any failure to comply with applicable legal and regulatory obligations could impact us in a variety of ways including criminal, civil, and administrative penalties, fines and penalties, and restrictions on certain business activities.

Other risks associated with conducting business internationally include:

•        difficulties in managing and staffing international operations and the required infrastructure costs, including legal, tax, accounting, and information technology;

•        the imposition of U.S. and/or international sanctions against a country, company, person, or entity with whom we do business with that would restrict or prohibit continued business with the sanctioned country, company, person, or entity;

•        adverse currency exchange rate fluctuations;

•        national and international conflicts, including foreign policy changes or terrorist acts;

•        difficulties in enforcing or defending intellectual property rights; and

•        multiple, changing, and often inconsistent enforcement of laws and regulations.

Our failure to effectively manage and mitigate these risks could adversely impact our business.

Risks Related to this Offering, Ownership of Our Common Stock and Our Status as a Public Company

An active trading market for our common stock may not develop.

Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock was determined through negotiations with the underwriters. Although we have applied to have our common stock approved for listing on NASDAQ, an active trading market for our shares may never develop or be sustained following this offering. If an active market for our common stock does not develop, it may be difficult for you to sell shares you purchase in this offering without depressing the market price for the shares or at all.

If you purchase shares of common stock in this offering, you will suffer immediate dilution of your investment.

The initial public offering price of our common stock is substantially higher than the pro forma as adjusted net tangible book value per share of our common stock after this offering. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our pro forma as adjusted net tangible book value per share after this offering. Based on an assumed initial public offering price of $[•] per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, you will experience immediate dilution of $[•] per share, representing the difference between our pro forma as adjusted net tangible book value per share as of June 30, 2022, after giving effect to this offering, and the initial public offering price. To the extent outstanding options are exercised, you will incur further dilution.

If securities analysts do not publish or cease publishing research or reports or publish misleading, inaccurate or unfavorable research about our business or if they publish negative evaluations of our stock, the price and trading volume of our stock could decline.

The trading market for our common stock will rely, in part, on the research and reports that industry or financial analysts publish about us or our business. We do not currently have, and may never obtain, research coverage by industry or financial analysts. If no, or few, analysts commence coverage of us, the trading price of our stock would likely decrease. Even if we do obtain analyst coverage, if one or more of the analysts covering our business downgrade their evaluations of our stock or publish inaccurate or unfavorable research about our business, or provide more favorable relative recommendations about our competitors, the price of our stock could decline. If one or more of these analysts cease to cover our stock, we could lose visibility in the market for our stock, which in turn could cause our stock price and trading volume to decline.

The price of our common stock may be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our common stock in this offering.

Our stock price is likely to be volatile. The stock market, in general, and the market for smaller companies, in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, including:

•        our success in commercializing our products;

•        developments with respect to competitive products or technologies;

•        regulatory or legal developments in the United States and other countries;

•        developments or disputes concerning patent applications, issued patents or other intellectual property or proprietary rights;

•        the recruitment or departure of key personnel;

•        actual or anticipated changes in estimates as to financial results, commercialization timelines or recommendations by securities analysts;

•        variations in our financial results or the financial results of companies that are perceived to be similar to us;

•        sales of common stock by us, our executive officers, directors or principal stockholders or others;

•        general economic, industry and market conditions, such as the impact of the COVID-19 pandemic on our industry; the publication of unfavorable research reports and updates thereto by financial analysts; and

•        the other factors described in this “Risk Factors” section.

In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been instituted against that company. Any lawsuit to which we are a party, with or without merit, may result in an unfavorable judgment. We also may decide to settle lawsuits on unfavorable terms. Any such negative outcome could result in payments of substantial damages or fines, damage to our reputation or adverse changes to our offerings or business practices.

Such litigation may also cause us to incur other substantial costs to defend such claims and divert management’s attention and resources.

After this offering, our executive officers, directors, and principal stockholders, if they choose to act together, will continue to have the ability to significantly influence all matters submitted to stockholders for approval.

Upon the closing of this offering, based on the number of shares outstanding as of August 31, 2022, our executive officers and directors and our stockholders who owned more than 5% of our outstanding common stock before this offering will, in the aggregate, beneficially own shares representing approximately [•] of our common stock (excluding any shares purchased in this offering). As a result, if these stockholders were to choose to act together, they would be able to significantly influence all matters submitted to our stockholders for approval, as well as our management and affairs. For example, these stockholders, if they choose to act together, would significantly influence the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets.

This concentration of ownership control may:

•        delay, defer or prevent a change in control;

•        entrench our management and board of directors; or

•        delay or prevent a merger, consolidation, takeover or other business combination involving us that other stockholders may desire.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that does not improve our results of operations or enhance the value of our common stock. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common stock to decline and delay the development of our product candidates. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

A significant portion of our total outstanding shares are eligible to be sold into the market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have [•] shares of common stock outstanding, based on the number of shares outstanding as of August 31, 2022 and after giving effect to the automatic conversion of all outstanding shares of our preferred stock and the conversion of substantially all convertible notes. Of the [•] shares to be outstanding immediately after this offering (based, with respect to our convertible notes, on the conversion price of $[•]), the [•] shares sold in this offering (assuming the underwriters do not exercise their option to purchase additional shares) may be resold in the public market immediately without restriction, unless purchased by our affiliates or existing stockholders that have signed lock-up agreements. Of the remaining [•] shares, [•] shares are currently restricted as a result of securities laws or lock-up agreements but will become eligible to be sold at various times after the offering as described in the section of this prospectus titled “Shares Eligible for Future Sale.” The representatives of the underwriters may release some or all of the shares of common stock subject to lock-up agreements at any time and without notice, which would allow for earlier sales of shares in the public market.

Once we register these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the “Shares Eligible for Future Sale” section of this prospectus.

We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company,” or EGC, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We may remain an EGC until the end of the fiscal year in which the fifth anniversary of this offering occurs, although if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any December 31 before that time or if we have annual gross revenues of $1.07 billion or more in any fiscal year, we would cease to be an EGC as of December 31 of the applicable year. We also would cease to be an EGC if we issue more than $1 billion of non-convertible debt over a three-year period. For so long as we remain an EGC, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not EGCs. These exemptions include:

•        being permitted to provide only two years of audited financial statements in this prospectus, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•        not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

•        not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•        reduced disclosure obligations regarding executive compensation; and

•        exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may choose to take advantage of some, but not all, of the available exemptions. We have taken advantage of reduced reporting obligations in this prospectus. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an EGC.

In addition, the JOBS Act permits an EGC to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. We have elected to take advantage of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we will adopt the new or revised standard at the time private companies adopt the new or revised standard and will do so until such time that we either irrevocably elect to “opt out” of such extended transition period or no longer qualify as an EGC. We may choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for private companies.

We cannot predict whether investors will find our common stock less attractive if we rely on certain or all of these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we are no longer an EGC, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs, particularly as we hire additional financial and accounting employees to meet public company internal control and financial reporting requirements, and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to continue to maintain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified members of our board of directors.

We are evaluating these rules and regulations and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, in our second annual report due to be filed with the SEC after becoming a public company, we will be required to furnish a report by our management on our internal control over financial reporting. However, while we remain an EGC, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, including through hiring additional financial and accounting personnel, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses in our internal control over financial reporting, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

Provisions in our corporate charter documents and under Delaware law could make an acquisition of our company, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current directors and members of management.

Provisions in our certificate of incorporation and our bylaws that will become effective upon the closing of this offering may discourage, delay or prevent a merger, acquisition or other change in control of our company that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Among other things, these provisions:

•        allow the authorized number of our directors to be changed only by resolution of our board of directors;

•        limit the manner in which stockholders can remove directors from our board of directors;

•        establish advance notice requirements for stockholder proposals that can be acted on at stockholder meetings and nominations to our board of directors;

•        require that stockholder actions must be effected at a duly called stockholder meeting and prohibit actions by our stockholders by written consent;

•        limit who may call stockholder meetings;

•        authorize our board of directors to issue preferred stock without stockholder approval, which could be used to institute a “poison pill” that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our board of directors; and

•        require the approval of the holders of at least 75% of the votes that all our stockholders would be entitled to cast to amend or repeal specified provisions of our certificate of incorporation or bylaws that will become effective upon the closing of this offering.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, or the DGCL, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

Our certificate of incorporation that will become effective upon the closing of this offering designates the Court of Chancery of the State of Delaware and the federal district courts of the United States of America as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers and employees.

Our certificate of incorporation that will become effective upon the closing of this offering provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law:

•        any derivative action or proceeding brought on our behalf;

•        any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or stockholders to our company or our stockholders;

•        any action asserting a claim arising pursuant to any provision of the DGCL or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; or

•        any action asserting a claim arising pursuant to any provision of our certificate of incorporation or bylaws (in each case, as they may be amended from time to time) or governed by the internal affairs doctrine.

These choice of forum provisions will not apply to suits brought to enforce a duty or liability created by the Exchange Act. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our certificate of incorporation that will become effective upon the closing of this offering provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any claims arising under the Securities Act. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

These exclusive forum provisions may limit the ability of our stockholders to bring a claim in a judicial forum that such stockholders find favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and employees. If a court were to find either exclusive forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur further significant additional costs associated with resolving such action in other jurisdictions, all of which could materially adversely affect our business, financial condition and results of operations.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this prospectus, including statements regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words “believe,” “may,” “will,” “would,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “outlook,” “plan,” “project,” “seek” and similar expressions are intended to identify forward-looking statements.

The forward-looking statements in this prospectus include, among other things, statements about:

•        our ability to continue as a going concern;

•        our estimates regarding expenses, future revenue, capital requirements and need for additional financing;

•        our plans to develop to further develop the FireFly and DragonFly;

•        our expectations regarding our ability to fund our operating expenses and capital expenditure requirements with our cash and cash equivalents and proceeds from this offering;

•        the potential advantages of our product;

•        the rate and degree of market acceptance of the FireFly and DragonFly;

•        our estimates regarding the potential market opportunity for our products;

•        our commercialization, marketing and manufacturing capabilities and strategy;

•        our expectations regarding our ability to obtain and maintain intellectual property protection for our products and product candidates;

•        our expectations related to the use of proceeds from this offering;

•        the impact of government laws and regulations;

•        our competitive position;

•        developments relating to our competitors and our industry;

•        our ability to maintain and establish collaborations or obtain additional funding;

•        our ability to effectively manage or sustain our growth;

•        our ability to comply with new or modified laws and regulations that currently apply or become applicable to our business;

•        our ability to recruit and retain key employees and management personnel;

•        our financial performance and capital requirements following this offering;

•        the potential insufficiency of our disclosure controls and procedures to detect errors or acts of fraud;

•        the potential lack of liquidity and trading of our securities;

•        the lack of an established market for our securities;

•        the potential direct or indirect impact of the COVID-19 pandemic on our business, including supply chain disruptions or challenges in the labor market; and

•        our expectations regarding the time during which we will be an emerging growth company under the JOBS Act.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus, particularly in the “Risk Factors” section, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions or joint ventures or investments we may make or enter into, none of which are currently contemplated.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect. The forward-looking statements contained in this prospectus are made as of the date of this prospectus, and we do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties as well as our own estimates of potential market opportunities. The market data used in this prospectus involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such data. Although we are responsible for the disclosure contained in this prospectus and we believe the information from industry publications and other third-party sources included in this prospectus is reliable, such information is inherently imprecise. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. Our estimates of the potential market opportunities for our product candidates include several key assumptions based on our industry knowledge, industry publications, third-party research and other surveys, which may be based on a small sample size and may fail to accurately reflect market opportunities. While we believe that our internal assumptions are reasonable, no independent source has verified such assumptions.

USE OF PROCEEDS

We estimate that the net proceeds to us from our issuance and sale of [•] shares of our common stock in this offering will be approximately $[•] million, or approximately $[•] million if the underwriters exercise in full their option to purchase additional shares of our common stock, assuming an initial public offering price of $[•] per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $[•] per share would increase (decrease) the net proceeds to us from this offering by approximately $[•] million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of [•] shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $[•] million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We currently estimate that we will use the net proceeds from this offering, together with our existing cash and cash equivalents, as follows:

Sales and marketing, including a staffing increase and incremental infrastructure	$	[•] million
Inventory		[•] million
Service and support for EV fleet		[•] million
Research and development		[•] million
Vehicle and charging infrastructure		[•] million
Working capital and other general corporate purposes		[•] million
	$	[•] million

Our expected use of net proceeds from this offering and our existing cash and cash equivalents represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. As a result, we cannot predict with any certainty our use of the net proceeds from this offering or the amounts that we will actually spend on each area of use set forth above. While we have no current agreements, commitments or understandings for any specific acquisitions at this time, we may also use a portion of the net proceeds for these purposes.

Based on our current plans, we believe that the anticipated net proceeds from this offering, together with our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditure requirements into the first half of 2023. In particular, we expect that the anticipated net proceeds from this offering, together with our existing cash and cash equivalents, will enable us to expand our sales and marketing efforts, as well as vehicle manufacturing. However, we do not expect these funds will be sufficient to reach positive cash flow and profitability. We have based these estimates on assumptions that may prove to be wrong. We could use our available capital resources sooner than we currently expect, in which case we would be required to obtain additional financing, which may not be available to us on acceptable terms, or at all. Our failure to raise capital as and when needed would have a negative impact on our financial condition and our ability to pursue our business strategy.

Our management will retain broad discretion over the allocation of the net proceeds from this offering. Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare and pay dividends will be made at the discretion of our board of directors and will depend on then-existing conditions, including our results of operations, financial condition, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2022:

•        on an actual basis;

•        on a pro forma basis to give effect, as of June 30, 2022, to the automatic conversion of all outstanding shares of our preferred stock and substantially all of our convertible notes into an aggregate of approximately [•] shares of common stock upon the closing of this offering and the related reduction to $0 of the amount owing on the convertible notes so converted. The proforma basis also reflects the filing and effectiveness of our restated certificate of incorporation in connection with the closing of this offering; and

•        on a pro forma as adjusted basis to give further effect to our issuance and sale of [•] shares of common stock in this offering at an assumed initial public offering price of $[•] per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma and pro forma as adjusted information below is illustrative only, and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information together with our financial statements and related notes appearing at the end of this prospectus and the information set forth under the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2022
(in thousands, except share and per share data)	Actual	Pro Forma		Pro Forma as Adjusted
Cash and cash equivalents	$4	$		$
Convertible Notes, Current	7,315		—
Current portion of long term note payable	13
Long term note payable	73
Convertible preferred stock (Series A and Series B); 7,750,000 shares authorized, 5,271,841 shares issued and outstanding, actual; no shares authorized, issued or outstanding pro forma and pro forma as adjusted	5		—
Stockholders’ (deficit) equity:
Preferred stock; no shares authorized, issued or outstanding, actual; shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted	—		—
Common stock; 15,000,000 shares authorized, 8,378,159 shares issued and outstanding, actual; 60,000,000 shares authorized, [•] shares issued and outstanding, pro forma; 60,000,000 shares authorized, [•] shares issued and outstanding, pro forma as adjusted	8
Additional paid-in capital	9,348
Accumulated deficit	(16,127)
Total stockholders’ (deficit) equity	(6,766)
Total capitalization	$639	$		$

Our capitalization following the closing of this offering will depend on the actual initial public offering price and other terms of this offering determined at the pricing of the offering. A $1.00 increase (decrease) in the assumed initial public offering price of $[•] per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $[•] million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase

(decrease) of [•] shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $[•] million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The table above is based on 8,378,159 shares of our common stock outstanding as of June 30, 2022, which excludes 3,500,000 additional shares of our common stock that will become available for future issuance under our 2022 Stock Incentive Plan, which will become effective immediately prior to the effectiveness of the registration statement of which this prospectus is a part.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

Our historical net tangible book value (deficit) as of June 30, 2022 was $(7.0) million, or $(.84) per share of our common stock. Our historical net tangible book value (deficit) is the amount of our total tangible assets less our total liabilities. Historical net tangible book value (deficit) per share represents historical net tangible book value (deficit) divided by the 8,378,159 shares of our common stock outstanding as of June 30, 2022.

Our pro forma net tangible book value (deficit) as of June 30, 2022 was $[•] million, or $[•] per share of our common stock. Pro forma net tangible book value represents the amount of our total tangible assets less our total liabilities, after giving effect to) the automatic conversion of all outstanding shares of our preferred stock and all of our convertible notes into an aggregate of [•] shares of common stock upon the closing of this offering. Pro forma net tangible book value (deficit) per share represents pro forma net tangible book value (deficit) divided by the total number of shares outstanding as of June 30, 2022, after giving effect to the pro forma adjustments described above.

After giving further effect to our issuance and sale of [•] shares of our common stock in this offering at an assumed initial public offering price of $[•] per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2022 would have been $[•] million, or $[•] per share. This represents an immediate increase in pro forma as adjusted net tangible book value per share of [•] to existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value per share of $[•] to new investors purchasing shares of common stock in this offering. Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by new investors. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of June 30, 2022	(.84)
Increase per share attributable to the pro forma adjustments described above
Pro forma net tangible book value (deficit) per share as of June 30, 2022
Increase in pro forma as adjusted net tangible book value per share attributable to new investors purchasing shares of common stock in this offering
Pro forma as adjusted net tangible book value per share after this offering
Dilution per share to new investors purchasing shares of common stock in this offering		$

The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed initial public offering price of $[•] per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by $[•] and dilution per share to new investors purchasing shares of common stock in this offering by $[•], assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase of [•] shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase our pro forma as adjusted net tangible book value per share after this offering by $[•] and decrease the dilution per share to new investors purchasing shares of common stock in this offering by $[•], assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A decrease of [•] shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would decrease our pro forma as adjusted net tangible book value per share after this offering by $[•] and increase the dilution per share to new investors purchasing shares of common stock in this offering by $[•], assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise in full their option to purchase additional shares of our common stock, our pro forma as adjusted net tangible book value per share after this offering would be $[•] million, representing an immediate increase in pro forma as adjusted net tangible book value per share of $[•] to existing stockholders and immediate dilution in pro forma as adjusted net tangible book value per share of $[•] to new investors purchasing shares of common stock in this offering, assuming an initial public offering price of $[•] per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

The following table summarizes, as of June 30, 2022, giving pro forma effect as of that date to the conversion of approximately $8,425,503 in convertible notes immediately prior to the closing of this offering, the total number of shares of common stock purchased from us on an as converted to common stock basis, the total consideration paid or to be paid and the average price per share paid or to be paid by existing stockholders and by new investors in this offering at an assumed initial public offering price of $[•] per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. As the table shows, new investors purchasing shares of common stock in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
	(in thousands, except share and per share amounts)
Existing stockholders	14,566,957		$		$
Investors participating in this offering					$
Total		100.0%		$100.0%	$

A $1.00 increase (decrease) in the assumed initial public offering price of $[•] per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors by $[•] million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by [•] percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by [•] percentage points, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. An increase (decrease) of [•] shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors by $[•] million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by [•] percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by 4.9 percentage points, assuming no change in the assumed initial public offering price.

The table above assumes no exercise of the underwriters’ option to purchase additional shares in this offering. If the underwriters exercise in full their option to purchase additional shares of our common stock, the number of shares of our common stock held by existing stockholders would be reduced to [•]% of the total number of shares of our common stock outstanding after this offering, and the number of shares of common stock held by new investors purchasing shares of common stock in this offering would be increased to [•]% of the total number of shares of our common stock outstanding after this offering.

The discussion and tables above are based on 8,378,159 shares of our common stock outstanding as of June 30, 2022, which excludes 3,500,000 additional shares of our common stock that will become available for future issuance under our 2022 Stock Incentive Plan, which will become effective immediately prior to the effectiveness of the registration statement of which this prospectus is a part, as well as any automatic increases in the number of shares of common stock reserved for future issuance under that plan.

To the extent that stock options are exercised, new stock options are issued under our equity incentive plans, or we issue additional shares of common stock in the future, there will be further dilution to investors purchasing shares of common stock in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes appearing at the end of this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk Factors” section of this prospectus, our actual results could differ materially from the results described in or implied by these forward-looking statements. For convenience of presentation some of the numbers have been rounded in the text below.

Overview

We are an early stage manufacturer of all-electric, lightweight commercial utility vehicles. Our current offering includes the “FireFly”, used in the essential services and on-demand “last mile” urban e-delivery markets. We have completed the design of the vehicle, have assembled a core team, and have begun to manufacture it in limited quantities. With the proceeds of this offering, we plan to significantly scale operations.

Our vehicles provide an application-flexible platform. Our vehicles are easily configurable for a wide variety of applications, including parking management, security and perimeter patrol, parks and sidewalk maintenance, utility meter reading, property and building management, university and corporate campuses, as well as last mile urban small package and food delivery. Our Connected Vehicle Solution, evTS Connect™ is a cloud-connected electronics and software package that can be used for vehicle and fleet management, vehicle tracking, routing, performance monitoring and remote diagnostics.

We are currently focused on the essential services transportation and “last mile” urban e-delivery markets. We believe that businesses using pickup trucks or gasoline-powered light passenger vehicles in dense urban environments for specific applications are increasingly purchasing all-electric vehicles, such as the FireFly, that are designed with functionality for these applications. Our vehicles:

•        Have a 100+ mile range on a full charge

•        Travel from site to site at speeds exceeding 50 mph

•        Have up to 1,100 lbs. payload capacity

•        Are lightweight, agile and maneuverable in dense urban environments

•        Seat one or two passengers with multiple driver position options

•        Have a real-time vehicle management system with performance monitoring, remote diagnostics, alerts and notifications and location tracking with optional fleet management, intelligent routing and dispatch.

The original FireFly® vehicle was designed between January 2009 and December 2015 by Fort Worth, Texas-based eFleets Corporation with total estimated development costs of nearly $14,000,000. eFleets began shipping vehicles in 2012. As of August 31, 2022, the FireFly vehicle has been delivered to a total of 24 different cities. We estimate the current vehicle fleet of 73 vehicles has amassed in excess of 500,000 user miles. We acquired the intellectual property and assets of eFleets Corporation in August of 2020. From our formation until present, we have recruited our management team, set up our operations in three locations, developed our evTS Connect offering, established our distributor channel and completed design and development of our 2023 Model Year FireFly ESV vehicle.

We were formed as a Delaware corporation in 2015. We have not yet commercialized any products or generated significant revenue from product sales. Our operations to date have been limited to organizing and staffing our company, business planning, raising capital, securing intellectual property rights, conducting research and development activities, establishing arrangements for the manufacture of FireFly vehicles and longer-term planning for potential commercialization. To date, we have funded our operations primarily with proceeds from the sales of convertible preferred stock and convertible notes and advances from Nine Associates, LLC, an entity owned by an affiliate of our Chief Executive Officer. Through June 30, 2022, we had received net proceeds of $16.4 million from these financing activities. Since inception, we have incurred significant operating losses. Our ability to generate revenue from product sales sufficient to achieve profitability will depend heavily on the successful development and eventual commercialization of FireFly vehicles or one or more of our future product offerings. Our net losses were

$2.5 million for the years ended December 31, 2020, and $4.8 million for the year ended December 31, 2021. Our net loss was $3.4 million for the six months ended June 30, 2022. As of June 30, 2022, we had an accumulated deficit of $16.1 million.

Our total operating expenses were $2.5 million for the years ended December 31, 2020, and $4.6 million for the year ended December 31, 2021. Our total operating expenses were $3.1 million for the six months ended June 30, 2022. We expect to continue to incur significant expenses for the foreseeable future. We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we develop our product offering and dealer network. In addition, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution. Furthermore, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company.

As a result, we will need to obtain substantial additional funding to support our continuing operations. Until such time, if ever, as we can generate significant revenues from product sales we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and marketing and distribution, including the anticipated net proceeds from this offering. We do not have any committed external source of funds. If we are unable to raise capital or obtain adequate funds when needed or on acceptable terms, we may be required to delay, limit, reduce or terminate our research and development and manufacturing programs or any future commercialization efforts. In addition, attempting to secure additional financing may divert the time and attention of our management from day-to-day activities and distract from our product development and manufacturing efforts.

Because of the numerous risks and uncertainties associated with vehicle development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would depress the value of our company and could impair our ability to raise capital, expand our business, maintain our product development efforts, diversify our pipeline of product offerings or even continue our operations.

As of June 30, 2022, we had $4,137 in cash, cash equivalents and short-term investments. We have experienced negative cash flows from operations during fiscal 2020 and 2021, and for the first six months of fiscal 2022. We expect to incur operating losses and negative cash flows from operations for the foreseeable future. As a result, there is a significant degree of uncertainty as to how long our existing cash, cash equivalents and short-term investments will be sufficient to fund our operations. These conditions raise substantial doubt about our ability to continue as a going concern for a period of at least one year from the date our consolidated financial statements for the year ended December 31, 2021. See Note 9 to our consolidated financial statements appearing at the end of this prospectus for additional information on our assessment of our ability to continue as a going concern.

We believe that the net proceeds from this offering, together with our existing cash, cash equivalents and short-term investments as of June 30, 2022, will enable us to fund our operating expenses and capital expenditure requirements into the first half of 2023. We have based this estimate on assumptions that may prove to be wrong, and our operating plan may change as a result of many factors currently unknown to us. See “— Liquidity and Capital Resources.”

Collaborations and Strategic Alliances

Distributors

In the United States, we are currently selling our vehicles exclusively through a select network of distributors on a regional basis. Distributors conduct “on-site demonstrations” for prospective customers at their own facilities which prior experience has shown to be best practice for introducing the FireFly’s benefits. Distributors typically purchase our vehicles at a discount to the MSRP and resell the vehicles at the MSRP or whatever price they choose. Initially, we have chosen distributors in key markets with high profile customers to maximize sales, reputational impact and to ensure responsive customer technical and warranty support. As of June 30, 2022, we have four distributors located in key major markets — the Pacific Northwest, California, the New York/Tri-States Region and Boston/New England. Distributors in additional markets are being selected based on experience, current product offering, technical resources, type of customers served and customer satisfaction. We expect to add four to eight additional distributors by the end of 2022, as well as launch a national accounts program selling directly to major courier and on-demand delivery companies.

•        Technology Collaborators

We are pursuing several opportunities, which support and extend our overall vision for our core EV business. Leveraging Integration partnerships with companies involved in battery and charging technologies, motor and control software design, autonomous vehicle and delivery solutions, AI based routing and dispatch software and other mission critical technologies will enable us to maintain our focus on what we do best, while taking advantage of best in class developments brought to bear by teams focused on specific technologies, which we believe will keep us at the forefront of the market for lightweight commercial utility vehicles.

•        Batteries

We use lithium iron phosphate (LFP) battery technology. We are now incorporating second generation cell technology that is smaller, lighter and has higher energy capacity into the 2022 model year vehicle. In addition, our proprietary LFP battery management system (BMS) maintains, conditions and monitors the vehicle’s traction battery for improved performance, charging and range compared to our direct competition. Longer term, we anticipate forming collaborations directed at alternative battery chemistries with increased power density, employing non-combustible solid-state technology. These advanced non-lithium battery chemistries use readily available materials rather than expensive rare-earth metals, are expected to be safer and substantially lower in cost.

•        Accessory and Bed Sourcing

In order to complement and maximize market opportunities for the FireFly, we have entered into several vendor and strategic informal collaborations with industry leaders in specialties such as parking and municipal fleet consulting, automatic license plate recognition (“ALPR”) systems (Genetec), electrical vehicle charging equipment (“EVSE”) providers (ChargePoint, Blink), specialty electronics, routing and delivery software (Wise) and rear bed accessory manufacturers and upfitters (The Shyft Group and J.B.Poindexter). Other collaborators include BroyHill, Kimtek Research and Dataspeed). We believe that this third-party sourcing strategy allows us to differentiate ourselves from our competitors by taking advantage of market exclusivity, proprietary technology, favorable pricing and economies of scale and additional margin opportunities.

Financial Operations Overview

Revenue

To date, we have not generated significant revenue from product sales and do not expect to generate significant revenue until product development and testing is completed and more robust production and distribution of vehicles commences.

Research and Development Expenses

Research and development expenses primarily consist of costs incurred in connection with the development of our lead product, the Firefly. This includes salaries and related benefits, vehicle engineering, and fleet management software utilized to provide real-time vehicle performance data, remote diagnostics, and optional tracking, routing and dispatching functionality.

We expense research and development costs as incurred. These expenses include:

•        fees and expenses incurred in connection with the development of software technology and vehicle diagnostics capabilities;

•        expenses incurred under agreements with third parties, including contract engineering resources, and other third parties that assist in product development on our behalf as well as third parties that manufacture accessories for use in our product rollout;

•        manufacturing scale-up expenses and the cost of acquiring and manufacturing vehicle materials, including test part assemblies;

•        employee-related expenses, including salaries, related benefits, travel and stock-based compensation expense for employees engaged in research and development functions;

•        costs related to compliance with regulatory requirements; and

•        facilities costs, which include depreciation costs of equipment and allocated expenses for rent, utilities and other operating costs.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries, related benefits, and travel expenses for personnel in executive, finance and administrative functions. General and administrative expenses also include professional fees for legal, consulting, accounting, tax and audit services, and information technology infrastructure costs. We anticipate that our general and administrative expenses will increase in the future as we increase our headcount to support our continued development of our product offerings. We also anticipate that we will incur increased costs associated with being a public company, including costs of accounting, audit, legal, regulatory, compliance and tax-related services related to maintaining compliance with requirements of Nasdaq and the Securities and Exchange Commission, or SEC; director and officer insurance costs; and investor and public relations costs. We anticipate the additional costs for these services will substantially increase our general and administrative expenses. Additionally, we may experience an increase in payroll and expense as a result of our preparation for potential commercial operations, especially as it relates to sales and marketing costs.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of salaries, related benefits, and travel for personnel in sales and marketing functions. Sales and marketing expenses also include fees for development of marketing materials, outbound press, and software development and implementation, as well as identification and engagement of the distributor network. We anticipate that our sales and marketing expenses will increase in the future as we increase our headcount to support sales and marketing efforts and advertising related to market outreach.

Service Expenses

Service expenses consist primarily of salaries and related benefits for personnel in the service function, as well as parts and labor associated with fleet repair and management. We anticipate that our service expenses will increase in the future as we increase our distribution of FireFly vehicles in the market with warranty repair costs becoming more significant.

Stock Based Compensation

In order to attract qualified employees to fill positions of need the Company may offer common stock grants, which creates expenses related to the value of stock grants at the time of issuance. This value is recognized as an expense on evTS’ records in accordance with generally accepted accounting principles. We anticipate that our stock-based compensation will increase in the future as we continue to increase our headcount to meet needs across Company functions.

Interest Income

Interest income consists of income from bank deposits and short-term investments.

Critical Accounting Policies and Use of Estimates

Our management’s discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. These items are monitored and analyzed by us for changes in facts and circumstances, and material changes in these estimates could occur in the future. We base our estimates on historical experience, known trends and events, and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Changes in estimates are reflected in reported results for the period in which they become known. Actual results may differ materially from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in the notes to our consolidated financial statements appearing at the end of this prospectus, we believe the following accounting policies are the most critical to the judgments and estimates used in the preparation of our consolidated financial statements.

Determination of Fair Value of Common Stock

As a private company with no active public market for our common stock, our board of directors has historically determined the fair value of our common stock on each date of each grant, based on good faith effort with input from management.

The Board of Directors has determined valuations as of December 31, 2019, December 31, 2020, and December 31, 2021, which resulted in valuations of our common stock of $0.30, $0.30, and $0.30 per share, respectively. In conducting each valuation, they considered all objective and subjective factors that were believed to be relevant, including best estimates of our business condition, prospects and operating performance at each valuation date. Within the valuations performed, a range of factors, assumptions and methodologies were used. The significant factors included:

•        the lack of an active public market for our common stock and convertible preferred stock;

•        the prices at which we sold shares of our convertible preferred stock in arm’s length transactions and the superior rights, preferences and privileges of the convertible preferred stock relative to our common stock, including the liquidation preferences of our convertible preferred stock;

•        our results of operations and financial condition, including cash on hand;

•        the material risks related to our business;

•        our stage of product development and business strategy;

•        the composition of, and changes to, our management team and board of directors;

•        the market performance of publicly traded companies in the electric vehicle and automotive sector, as well as recently completed initial public offerings, or IPOs, of companies in the electric vehicle and automotive sectors; and

•        the likelihood of achieving a liquidity event such as an IPO given prevailing market conditions.

There are significant judgments and estimates inherent in the determination of the fair value of our common stock. These judgments and estimates are management’s best estimates and include assumptions regarding our future operating performance, the time to completing this offering or other liquidity event, the related company valuations associated with such events and the determinations of the appropriate valuation methods. If we had made different assumptions, our stock-based compensation expense, net loss and net loss per common share could have been different.

Results of Operations

Comparison of the Three and Six Months ended June 30, 2022 and 2021

The following table summarizes our results of operations for the three and six months ended June 30, 2022 and 2021 (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Revenues	$8	$—	$8	$—
Costs of Sales	—	—	—	—
Gross Profit	8	—	8	—
Operating Expenses
General and Administrative	416	391	895	671
Sales and Marketing	351	292	727	549
Research and Development	685	254	1,419	432
Service	55	32	100	73
Share Based Compensation	—	30	—	182
Total Operating Expenses	1,507	999	3,141	1,907
Net Loss From Operations	(1,499)	(999)	(3,133)	(1,907)
Other Income (Expense)	(175)	(42)	(293)	(41)
Loss Before Income Taxes	(1,674)	(1,041)	(3,426)	(1,948)
Income Tax Expense	—	—	—	—
Net Loss	$(1,674)	$(1,041)	$(3,426)	$(1,948)

Revenues

We had negligible Revenue and Cost of Sales during the three and six months ended June 30, 2022 and June 30, 2021, consisting primarily of lease income and sales of product parts, not related to vehicle sales.

General and Administrative Expense

General and administrative expense was comparable at $0.4 million to $0.4 million for the three months ended June 30, 2022 and the three months ended June 30, 2021.

General and administrative expense increased by $0.2 million to $0.9 million for the six months ended June 30, 2022 from $0.7 million for the six months ended June 2021. The increase in general and administrative expense was primarily attributable to an increase in our employee compensation and benefits related to an increase in the number of general administrative employees, an increase in legal fees related to patents and new contracts, and generally higher fees in areas such as audit and facility costs to support our growth. We expect that our general and administrative expense will increase in future periods as we expand our operations and incur additional costs in connection with being a public company.

Sales and Marketing Expense

Sales and marketing expense increased by $0.1 million to $0.4 million for the three months ended June 30, 2022 from $0.3 million for the three months ended June 30, 2021. The increase in sales and marketing expense was primarily attributable to an increase in our employee compensation and benefits related to an increase in the number of sales and marketing employees, an increase in marketing materials, marketing services, and market outreach.

Sales and marketing expense increased by $0.2 million to $0.7 million from $0.5 million for the six months ended June 30, 2022 from $0.5 million for the six months ended June 30, 2021. The increase in sales and marketing expense was attributable to an increase in employee compensation, marketing materials, marketing services and market outreach.

We expect that our sales and marketing expense will increase in future periods as we expand our operations and incur additional costs in connection with sales efforts, advertising and investor relations.

Research and Development Expense

Research and development expense increased by $0.4 million to $0.7 million for the three months ended June 30, 2022 from $0.3 million for the three months ended June 30, 2021. The increase in research and development expense was primarily attributable to an increase in compensation and related benefits as employment was increased to facilitate product engineering and development and an increase in outside engineering costs and facility expense.

Research and development expense increased by $1.0 million to $1.4 million for the six months ended June 30, 2022 from $0.4 million for the six months ended June 30, 2021. The increase in research and development expense was primarily attributable to an increase in compensation and related benefits as employment was increased to facilitate product engineering and development and an increase in outside engineering costs and facility expense.

We expect that our research and development costs will continue to increase for the foreseeable future as we further scale our manufacturing processes and advance development of FireFly vehicles and fleet management software and hardware.

Service Expense

Service expense increased by $23 thousand to $55 thousand for the three months ended June 30, 2022 from $32 thousand for the three months ended June 30, 2021. There was minimal change in service expense between the two periods attributed to parts and transportation expense as our workflow was generally constant.

Service expense increased by $27 thousand to $100 thousand for the six months ended June 30, 2022 from $73 thousand for the six months ended June 30, 2021. This increase was attributed to increased transportation and parts expense during the period.

We expect that our service expense will increase in future periods as we expand our product development and vehicle testing.

Share Based Compensation

Share Based Compensation expense decreased by $30 thousand to $0 for the three months ended June 30, 2022 from $30 thousand for the three months ended June 30, 2021. The decrease in Share Based Compensation expense was primarily attributable to an increase in employment of qualified individuals and the granting of stock to eligible employees during 2021.

Share Based Compensation expense decreased by $182 thousand to $0 for the six months ended June 30, 2022 from $182 thousand for the six months ended June 30, 2021. The decrease in Share Based Compensation expense was primarily attributable to an increase in employment of qualified individuals and the granting of stock to eligible employees during 2021.

We expect that our Stock Based Compensation expense will increase in future periods as we expand hiring and granting of stock options to qualified employees.

Other Income (Expense)

Other Expense was $175 thousand for the three months ended June 30, 2022 as compared to $42 thousand for the three months ended June 30, 2021. This expense consisted of interest expense accrued on issued Convertible Notes Payable during the period, partially offset by negligible other income from interest earned during the period.

Other Expense was $293 thousand for the six months ended June 30, 2022 as compared to $41 thousand Other Expense for the six months ended June 30, 2022. This expense consisted of interest expense accrued on issued Convertible Notes Payable during the period, partially offset by negligible other income from interest earned during the period.

Comparison of the Year ended December 31, 2021 and 2020

The following table summarizes our results of operations for the year ended December 31, 2021 and 2020 (in thousands):

	Year Ended December 31,
	2021	2020
Revenues	$1	$9
Costs of Sales	—	8
Gross Profit	1	1
Operating Expenses
General and Administrative	1,442	530
Sales and Marketing	1,243	470
Research and Development	1,404	423
Service	188	66
Share Based Compensation	306	1,042
Total Operating Expenses	4,583	2,531
Net Loss From Operations	(4,582)	(2,530)
Other Income (Expense)	(180)	—
Loss Before Income Taxes	(4,762)	(2,530)
Income Tax Expense	—	—
Net Loss	$(4,762)	$(2,530)

Revenues

We had negligible Revenue and Cost of Sales during the years ended December 31, 2021 and December 31, 2020, consisting primarily of sales of product parts, not related to vehicle sales.

General and Administrative Expense

General and administrative expense increased by $0.9 million to $1.4 million for the year ended December 31, 2021 from $0.5 million for the year ended December 31, 2020. The increase in general and administrative expense was primarily attributable to an increase in our employee compensation and benefits related to an increase in the number of general administrative employees, an increase in legal fees related to patents and new contracts, and generally higher fees in areas such as audit and facility costs to support our growth. We expect that our general and administrative expense will increase in future periods as we expand our operations and incur additional costs in connection with being a public company.

Sales and Marketing Expense

Sales and marketing expense increased by $0.7 million to $1.2 million for the year ended December 31, 2021 from $0.5 million for the year ended December 31, 2020. The increase in sales and marketing expense was primarily attributable to an increase in our employee compensation and benefits related to an increase in the number of sales and marketing employees, an increase in marketing materials, marketing services, and market outreach. We expect that our sales and marketing expense will increase in future periods as we expand our operations and incur additional costs in connection with sales efforts, advertising and investor relations.

Research and Development Expense

Research and development expense increased by $1.0 million to $1.4 million for the year ended December 31, 2021 from $0.4 million for the year ended December 31, 2020. The increase in research and development expense was primarily attributable to an increase of $0.8 million due to increases in compensation and related benefits as employment was increased to facilitate product engineering and development and an increase of $0.1 million in outside engineering costs and facility expense.

We expect that our research and development costs will continue to increase for the foreseeable future as we further scale our manufacturing processes and advance development of FireFly vehicles and fleet management software and hardware.

Service Expense

Service expense increased by $122 thousand to $188 thousand for the year ended December 31, 2021 from $66 thousand for the year ended December 31, 2020. The increase in services expense was primarily attributable to an increase in previously manufactured vehicles obtained by the Company for use in product development. We expect that our service expense will increase in future periods as we expand our product development and vehicle testing.

Share Based Compensation

Share Based Compensation expense decreased by $736 thousand to $306 thousand for the year ended December 31, 2021 from $1.0 million for the year ended December 31, 2020. The decrease in Share Based Compensation expense was primarily attributable to an increase in employment of qualified individuals and the granting of stock to eligible employees during 2020 and less share based awards being granted during 2021.

We expect that our Share Based Compensation expense will increase in future periods as we expand hiring and granting of stock options to qualified employees.

Other Income (Expense)

Other Expense was $180 thousand for the year ended December 31, 2021 and $0.0 million for the year ended December 31, 2021. This 2021 expense consisted of interest expense accrued on issued Convertible Notes Payable that were issued during the period.

Liquidity and Capital Resources

Going Concern Considerations

We have incurred significant losses since our inception. We have experienced net losses of approximately $2.5 million, and $4.8 million for the years ended December 31, 2020 and 2021, respectively, and $3.4 million for the six months ended June 30, 2022. We expect our capital expenses and operational expenses to increase in the future due to expected increased sales and marketing expenses, operational costs, and general and administrative costs and, therefore, our operating losses will continue or even increase.

Our financial statements have been prepared on a “going concern” basis, which implies we may not continue to meet our obligations and continue our operations for the next twelve months. The report of our independent registered public accounting firm that accompanies our audited consolidated financial statements contains a going concern qualification in which such firm expressed substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result if we are unable to continue as a going concern. If we are unable to continue as a going concern, holders of our securities might lose their entire investment. Although we plan to attempt to raise additional capital through one or more private placements or public offerings, the doubts raised relating to our ability to continue as a going concern may make our shares an unattractive investment for potential investors. These factors, among others, may make it difficult to raise any additional capital and may cause us to be unable to continue to operate our business.

There is no assurance that we will ever be profitable or that debt or equity financing will be available to us in the amounts, on terms, and at times deemed acceptable to us, if at all. The issuance of additional equity or equity-linked securities by us would result in significant dilution in the equity interests of our current stockholders. Obtaining commercial loans, assuming those loans would be available, would increase our liabilities and future cash commitments. If we are unable to obtain financing in the amounts and on terms deemed acceptable to us, we may be unable to continue our business as planned and as a result may be required to scale back or cease operations, which could cause our stockholders to lose some or all of their investment in us. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should we be unable to continue as a going concern.

Sources of Liquidity

Since our inception, we have not generated meaningful revenue and have incurred significant operating losses and negative cash flows from our operations. To date, we have funded our operations primarily with proceeds from the sales of convertible preferred stock and convertible notes and advances from Nine Associates, LLC, an entity owned by an affiliate of our Chief Executive Officer. Through June 30, 2022, we had received net cash proceeds of $9.3 million from sales of our convertible preferred stock and $7.1 million in sales of convertible notes.

Cash in excess of immediate requirements is invested primarily with a view to liquidity and capital preservation. The following table provides information regarding our total cash, cash equivalents and short-term investments on December 31, 2020, December 31, 2021, and June 30, 2022 (in thousands):

	December 31,		June 30, 2022
	2020	2021
Cash and cash equivalents	$144	$2	$4
Short-term investments	0	0	0
Total cash, cash equivalents and short-term investments	$144	$2	$4

Cash Flows

The following table provides information regarding our cash flows for the years ended December 31, 2020 and 2021, and for the six months ended June 30, 2021 and 2022 (in thousands):

	Years Ended December 31,		Six Months Ended June 30,
	2020	2021	2021	2022
Net cash used in operating activities	$(1,322)	$(3,916)	$(1,596)	$(3,123)
Net cash used in investing activities	(124)	(801)	(106)	(555)
Net cash provided by financing activities	1,590	4,575	3,612	3,680
Net increase (decrease) in cash, cash equivalents and restricted cash	$144	$(142)	$1,910	$2

Net Cash Used in Operating Activities

The cash used in operating activities resulted primarily from our net losses adjusted for non-cash charges and changes in components of working capital.

Net cash used in operating activities was $3.9 million for the year ended December 31, 2021, compared to $1.3 million for the year ended December 31, 2020. The increase over net cash used in operating activities was a result of increased net loss, adjusted for non-cash items, of $2.8 million, offset by an increase in accounts payable of $0.3 million.

Net cash used in operating activities was $3.1 million for the six months ended June 30, 2022, compared to $1.6 million for the six months ended June 30, 2021. The increase in net cash used in operating activities was a result of increased net loss, adjusted for non-cash items, of $1.5 million.

Net Cash Used in Investing Activities

Net cash used by investing activities was $0.8 million for the year ended December 31, 2021 compared to $0.1 million for the year ended December 31, 2020. This increase was related to an investment of $0.5 million made in Interplai Inc., a logistics platform services provider, and the purchase of equipment and vehicles related to product development.

Net cash used by investing activities was $0.6 million for the six months ended June 30, 2022 compared to $0.1 million for the six months ended June 30, 2021. This increase was related to an investment of $0.4 million made in Interplai Inc., a logistics platform services provider, and $0.2 million used to purchase equipment and vehicles related to product development.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $4.6 million for the year ended December 31, 2021 compared to $1.6 million for the year ended December 31, 2020. The increase in cash provided by financing activities of $3.0 million primarily reflects the proceeds from issuances of convertible preferred stock and convertible notes in 2021. During the year ended December 31, 2021, we received net proceeds of $4.7 million from the issuance of Series B Preferred Stock and Convertible Notes, as compared to net proceeds of $1.7 million from the issuance of Series B Preferred Stock during the year ended December 31, 2020.

Net cash provided by financing activities was $3.7 million for the six months ended June 30, 2022 compared to $3.6 million for the six months ended June 30, 2021. The increase in cash provided by financing activities of $0.1 million reflects an increase in the amounts of proceeds from issuances of convertible notes during the period. During the six months ended June 30, 2022, we received net proceeds of $3.7 million from the issuance of Convertible Notes, as compared to net proceeds from the issuance of Series A and Series B Convertible Preferred Stock of $0.9 million and the proceeds from issuances of convertible notes of $2.8 million during the six months ended June 30, 2021.

Investment in Interplai

On August 30, 2021, we entered into a stock purchase agreement with Interplai, Inc. (“Interplai”) pursuant to which we agreed to purchase 4,261,666 shares of Interplai’s Series A Preferred Stock (the “Interplai Preferred Shares”) for a purchase price of $2 million, or $0.4693 per share. As of December 31, 2021, we had invested $550,000 in Interplai. Subsequent closings occurred on March 3, March 16, and March 31, April 18, April 21, April 29, May 9, May 16, May 20, May 27, June 6, June 14, July 8, July 29, August 4, August 11 and August 19, 2022 for a total aggregate investment to date of $1.1 million. To date, we have funded our investment in Interplai with funds from our recent private placement of convertible notes.

In consideration for our investment, Interplai agreed to negotiate in good faith to enter into a “most favored nation” supply agreement with us prior to its first sale of any product. We expect these products will include vehicle routing optimization, an autonomous driving system, delivery robots, and a handling system.

The Interplai Preferred Shares are convertible into common stock of Interplai at any time on a one-for-one basis, and will automatically convert in the event Interplai closes on an initial public offering. We have the right to representation on the Interplai board of directors. Our CEO, Mr. Solomont, currently serves on the Interplai board of directors. As a holder of Interplai Preferred Shares, we have preemptive rights to new issuances of Interplai equity securities and equity-linked securities to maintain our current percentage ownership in Interplai. Our Interplai Preferred Shares are subject to a right of first refusal in favor of Interplai in the event we were to sell the shares.

Funding Requirements

We expect to devote substantial financial resources to our ongoing and planned activities, particularly as we prepare for manufacture and distribution of FireFly vehicles, and continue research and development of other products. We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance our sales, distribution and marketing efforts. We expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution. Furthermore, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital or obtain adequate funds when needed or on acceptable terms, we may be required to delay, limit, reduce or terminate future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves. In addition, attempting to secure additional financing may divert the time and attention of our management from day-to-day activities and distract from our research and development efforts.

Our future capital requirements will depend on many factors, including:

•        The progress of vehicle development and acceptance in the marketplace;

•        our ability to scale up our manufacturing processes and capabilities to support demand for FireFlys and any other vehicles we develop;

•        our ability to establish and maintain strategic collaborations, licensing or other arrangements and the financial terms of such arrangements;

•        the payment of license fees and other costs of our technology license arrangements;

•        the costs and timing of future commercialization activities, including product manufacturing, sales, marketing and distribution, for FireFly and any other product candidates we develop for which we may receive market acceptance;

•        the amount and timing of revenue, if any, received from commercial sales of FireFly and any other product candidates we develop for which we receive market acceptance;

•        the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property and proprietary rights and defending any intellectual property-related claims; and

•        the extent to which we in-license or acquire additional technologies or product candidates.

As of June 30, 2022, we had $4,137 in cash, cash equivalents and short-term investments. We believe that the net proceeds from this offering will enable us to fund our operating expenses and capital expenditure requirements at least into the first half of 2023. However, we have based this estimate on assumptions that may prove to be wrong, and our operating plan may change as a result of many factors currently unknown to us. In addition, changing circumstances could cause us to consume capital significantly faster than we currently anticipate, and we may need to spend more than currently expected because of circumstances beyond our control. As a result, we could deplete our capital resources sooner than we currently expect.

Identifying potential products and product improvements is a time-consuming, expensive and uncertain process that could take years to complete, and we may never generate the necessary results required to obtain market acceptance and achieve substantial product sales. In addition, our product candidates may not achieve commercial success. We will not generate commercial revenues unless and until we can achieve sales of products, which we anticipate will take place in 2023. If needed, adequate additional financing may not be available to us on acceptable terms, or at all, and may be impacted by the economic climate and market conditions. For example, market volatility resulting from the COVID-19 pandemic or any other future infectious diseases, epidemics or pandemics could also adversely impact our ability to access capital as and when needed.

Until such time, if ever, as we can generate substantial revenues from product sales, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and marketing, distribution or licensing arrangements. We do not have any committed external source of funds. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our operations and ability to take specific actions, such as incurring additional debt, making acquisitions, engaging in acquisition, merger or collaboration transactions, selling or licensing our assets, making capital expenditures, redeeming our stock, making certain investments or declaring dividends.

If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us.

BUSINESS

Overview

We are an early stage manufacturer of all-electric, lightweight commercial utility vehicles. Our first vehicle is the “FireFly”, which is used in the essential services and on-demand “last mile” urban e-delivery markets. We have completed the design of the vehicle, have assembled a core team, and have begun to manufacture it in limited quantities. With the proceeds of this offering, we plan to significantly scale operations.

Our vehicles provide a zero direct emission, high performance, application-flexible platform, that we believe reduces operating costs, when compared to similar internal combustion powered vehicles. We believe our vehicles are easily configurable for a wide variety of applications, including parking management, security and perimeter patrol, parks and sidewalk maintenance, utility meter reading, property and building management, university and corporate campuses, as well as last mile urban small package and food delivery. Our Connected Vehicle Solution, evTS-Connect™ is a cloud-connected electronics and software package that can be used for vehicle and fleet management, vehicle tracking, routing, performance monitoring and remote diagnostics. In addition, the FireFly uses a lithium iron phosphate battery with enhanced safety features, not a lithium ion battery.

According to the U.S. Government (GAO and GSA) and Company research and interviews, the size of the replacement market for utility vehicles for public fleets (federal/state/municipal) is $2.4 billion. According to publicly available data on existing fleet size (by company) and publicly announced commitments for new vehicle purchases within the delivery industry, the size of the “Last Mile Delivery Market” (small to medium-size packages), which is growing quickly, is $4.4 billion for replacement and new sales to private delivery fleets.

We are currently focused on the essential services and “last mile” urban e-delivery markets. According to a Bureau of Transportation Statistics study dated April 21, 2021, the market share of electric light duty vehicles has increased year by year since 2011. Accordingly, we believe that businesses using pickup trucks or gasoline-powered light passenger vehicles in dense urban environments for specific applications are increasingly purchasing all-electric vehicles, such as the FireFly, that are designed with functionality for these applications.

Company History and Development

The original FireFly vehicle was designed between January 2009 and December 2015 by Fort Worth, Texas-based eFleets Corporation with total estimated development costs of nearly $14,000,000. eFleets’ internal design and engineering staff enabled the introduction of the first production vehicle in 2012, and ten of those vehicles were placed with customers in part for evaluation purposes. These models served as the basis for eFleets design improvements, including an improved battery management system, additional software and an improved accelerometer-based stability system used in final quality control. From late 2013 to early 2015, approximately 60 vehicles were produced.

By the end of 2015, eFleets had exhausted its cash resources and its major shareholder closed operations and terminated all employees.

In the summer of 2020 evTS purchased eFleets’ intellectual property consisting largely of design drawings and trademarks, as well as other assets for $85,000 from an eFleets’ secured creditor that had acquired them from eFleets.

After the acquisition, evTS began an intensive period of design improvements. These improvements included:

•        the evTS Connected Vehicle system and client portal that enabled transmission of operational parameters to the end user or fleet manager for complete remote monitoring and diagnostics.

•        Integration of multiple off-the-shelf technologies, such as backup cameras, companion tablets for navigation modes, and network interface and capabilities such as bluetooth, cellular and wi-fi connectivity.

•        Deployed an improved battery management system to support the latest lithium iron phosphate chemistries.

•        Designed and built several truck accessory option beds to support several key markets for essential service and on-demand delivery purpose-built applications.

As of August 31, 2022 the FireFly vehicle has been delivered to customers in a total of 24 different cities, and we estimate the fleet of 73 vehicles has amassed in excess of 500,000 user miles. We have now recruited our management team, set up operations in three locations, developed our evTS Connected Vehicle offering, established our initial distributor network, and completed design and development of our 2023 model-year FireFly.

Our Vehicles

FireFly ESV®

We currently produce the FireFly ESV, which is designed to be configured with a wide range of application-specific rear bed accessories for multiple utility uses. The FireFly’s purpose-built design is intended to increase operational efficiency and we believe provides low total cost of ownership for end user fleet owners and operators. We believe these cost savings are achieved through incorporation of features such as an all-electric drivetrain powered by a lithium iron phosphate battery, small physical footprint, easy accessibility and agile maneuverability. With a focus on maintainability, our vehicles also incorporate state-of-the-art proprietary vehicle control systems packaged with real-time remote performance and diagnostic monitoring that ensure reliable, “in-service” performance and reduce lengthy mechanical downtimes. Because the vehicle is manufactured using a “platform” design, the rear bed of the vehicle can be outfitted for a variety of essential services applications which highlight the vehicle’s adaptability across a wide range of end-user markets.

The primary features of the Firefly ESV include:

•        100% electric

•        Zero direct emissions

•        Lithium iron phosphate battery pack (estimated ten-year battery life)

•        Maneuverable

•        Three-wheeled design

•        Narrow profile

•        Tight turning radius

•        “Highway rated” street legal (equipped and licensed for use on public roads) vehicle design

•        Speeds exceeding 50 MPH

•        100+ miles range on a full charge

•        VIN number and license plates

•        Dependable and durable

•        Built with maintainability in mind

•        Stable long wheelbase with rear suspension located outside of the frame

•        Proprietary DuraSteer™ with load distribution design and anti-dive control

•        Active stability control (ESC) system provides superior stability, handling and ride control

•        Truck style body-on-frame design

•        Ergonomically designed cabin for driver comfort and ease of operation

•        Extra-wide Linear Glide™ doors with low step-in height

•        Single or tandem seating configurations with left, center, or right-hand drive options

•        Full view windshield with unobstructed 180° peripheral views

•        Real-time vehicle performance monitoring system with exception-based alerts

•        Customer satisfaction-driven service and support

•        Bumper-to-bumper warranty — 3-year/24,000 miles on both vehicle and battery

•        5-year frame warranty

•        Option to purchase a 2-year extended service agreement

•        Purpose-built for operating efficiency, with a long list of add-on features and accessories

•        Base Manufacturer Suggested List Price (“MSRP”) of $35,000; fully configured up to $45,000 per unit (including accessories)

Mobility That Works™

According to the Bureau of Transportation Statistics study dated April 21, 2021, the market share of electric light duty vehicles has increased year by year since 2010, and we believe businesses are beginning to deploy all-electric, application-specific vehicles in dense urban environments, rather than purchasing off-the-shelf general purpose pickup trucks or conventionally powered light passenger vehicles. Given the increasing availability of all-electric vehicles, with lower cost of ownership, and increasing government incentive programs and legislative mandates, we believe that this transition will accelerate dramatically over the coming years. The efficiency of all-electric vehicles makes them highly desirable for public and private fleet operators. When operation efficiency, vehicle reliability and performance are increased and total cost of operation is reduced, fleet vehicle purchasing decisions can be viewed from a total cost of ownership perspective and decisions to acquire purpose-built vehicles will likely become increasingly common.

FireFly ESV Vehicle Specifications

Motor

63 HP (47 kW) AC Induction

Battery Pack

102.4 Volt (23.6 kW nominal) Lithium Iron Phosphate

Transmission

Computer-controlled Integrated Drive System™ (IDS)

Speed & Range

Capable of reaching 50+ mph

100+ miles on a full charge

Electrical System

6 hr. full charge time

Parking brake “auto-park” feature

Hill assist feature

Gauge pod display of operational information and on-board data

Dual Mode Display

Displays estimated miles remaining and battery charge level

Electronic Controlled Drive

Variable-rate electronic drive system optimizes speed and range and 3D accelerometer and suspension sensors that actively monitor speed for maximum stability

Standard Features

Integrated safety cage

Textured ABS, UV-protected body panels

Extra-low step-in height of less than 10 in (25 cm)

High-visibility, tinted, haze/scratch/impact-resistant polycarbonate windows

3-Speed intermittent windshield wiper system with washer

Tilt-column steering wheel with center horn button Integrated speaker mounts

12V DC accessory ports

Deluxe bed with tri-fold, locking, and stowable bed cover (optional)

Seats

Single passenger bucket seat

Tandem buckets available

Left, Center or Right-Hand Drive available

Climate Control

Optional Air Conditioning — 4000 BTU

Optional Seat heaters

evTS CONNECT™ Vehicle Management System

Connected real-time vehicle monitoring system with remote performance monitoring and diagnostics

Tracks day-to-day operations of the vehicle and provides actionable exception-based alerts and warnings about vehicle and operator issues

Optional Fleet Management System

Doors DuraGlide™ doors maintain narrow vehicle profile Body/Frame/Colors White ABS outer skin (color molded in) w/UV protection Welded steel tube construction with integrated roll cage

Suspension & Steering Proprietary DuraSteer™ with load distribution and anti-dive control	Weight Capacity GVWR — 3500 pounds Rated Capacity — 1100 pounds (incl. driver)
Exterior Dimensions
Overall cab height	69 in
Overall length	152 in
Overall width	54 in
Ground clearance	6 in
Outside turning radius	122 in
Wheelbase 96 in Track	44 in
Std Cargo Bed	44 x 51 x 12 in

Industry Overview

Within the electric vehicle (“EV”) market, there are various sub-categories based on:

•        Underlying technology — battery electric vs. fuel-cell electric vs. plug-in hybrid; and

•        Use — passenger vs. commercial.

From a technology perspective, we participate in the growing battery electric vehicle segment which draws power from a high capacity “traction battery” consisting of many individual cells and a battery management system. Our vehicles are intended to address the commercial essential services and short-haul delivery markets.

We believe the following factors could contribute to increased demand for electric utility vehicles:

•        Lower EV maintenance costs relative to internal combustion powered vehicles providing reduced total costs of ownership for fleet owners

•        Increased public and governmental awareness of environmental impact

•        Potential United States (federal and state) and European regulations mandating the use of electric and alternative fuel vehicles

•        Government incentives, subsidies and rebates for electric and alternative vehicles

•        Technological advances in batteries, sensors and infrastructure

•        Federal and State mandates requiring electrification of government-owned fleets, and laws prohibiting the sale of internal combustion-powered vehicles by 2035.

Target Markets

Based on data we have collected directly from fleet managers in multiple municipalities in California, Washington State, New York and Massachusetts, we believe there is unmet market demand for an electric utility vehicle that can consistently provide the following minimum capabilities, and which is flexible enough to tackle a wide variety of job requirements, most of which we believe cannot be met efficiently by existing gasoline vehicles.

Our vehicles incorporate all of the following features that we believe are necessary or useful in the Essential Services Transportation Market that we intend to serve:

•        Street legal (a vehicle that is equipped and licensed for use on public roads)

•        Ability to reach 50 mph

•        A minimum range of 60 miles per charge

•        Robust construction with front/side impact safety cell design for operator safety

•        Three-wheeled design with narrow footprint that allows other vehicles to bypass it when stopped

•        Short turning radius and maneuverability in tight spaces

•        Stable, well handling, yet forgiving on road driving performance

•        Drivetrain designed for constant stop and go, slow speed operation

•        Hill “hold” assist to prevent rolling backwards when stopped on a hill

•        High entry angle/vehicle clearance for navigating curbs and other minor obstacles at low speeds

•        Ability to fit between bollards, pylons and other devices widely deployed for safety concerns

•        Completely enclosed cab, designed for all-weather operation, safety, efficiency and driver comfort

•        Access from the left or right side of the vehicle via sliding doors

•        Flexible single or dual seating with left- or right-hand drive options

•        180-degree visibility

•        Durability

•        High reliability construction

•        Lower EV maintenance costs relative to internal combustion-powered vehicles

•        Real-time vehicle performance monitoring and electronic diagnostic alerts

•        Local customer service and support

Parking Enforcement/Curb Management (Cities-Municipalities)

As more city governments — like New York, New York, Los Angeles, California, Minneapolis Minnesota, and Chicago, Illinois, to name a few — adopt regulations to reduce commuter congestion and the resulting pollution from vehicles entering cities, we believe they are increasingly looking to replace their municipal vehicles with lower emission fleets. However, such fleet overhauls can be costly. We believe we provide a less expensive and more practical option over the life of the vehicle to meet those requirements. The ultimate goal of curb management is compliance. Experience shows the best way to ensure compliance is through efficient and effective enforcement. According to a Florida Parking and Transportation Association study dated December 4, 2019, parking specific vehicles (“PSVs”) are proven to increase operator efficiency vs. other non-PSV alternatives. If a curb management operation is using any method other than a PSV, we believe they are either foregoing significant additional revenues, or incurring unnecessary expenses in ongoing enforcement efforts. We believe that the FireFly meets or exceeds the following PSV-specific market requirements:

•        Narrow, maneuverable vehicle that facilitates normal traffic flow when in operation

•        Ability to quickly accelerate and merge into moving traffic

•        Easy vehicle egress and ingress from either side

•        “Zero Entry” step in full height doors

•        Sliding doors to facilitate traffic flow and allow close contact with parked vehicles

•        Right hand drive for ease of ticketing of parked vehicles

•        Shatterproof glass

•        Designed for repetitive loading/unloading stresses on only one side of vehicle

•        Three-wheeled design for the tightest possible turning radius, which prevents uneven tire wear and storage in parking decks

•        Stable platform for automatic license plate recognition (ALPR) systems

Security Patrol (Corporate and University Campuses)

With community sustainability goals in mind, electric vehicles are increasingly being deployed on both university and college campuses, as well as at large corporate campuses and other similar locations such as office parks. We believe lightweight electric utility vehicles are better suited for these often-expansive areas than golf carts or internal combustion vehicles. Their low-speed threshold promotes safer driving among pedestrians, and the vehicles are street legal with on-road safety features that enable the utilization of road networks for quick point-to-point response freeing up pedestrian space along sidewalks and narrower pathways. The FireFly ESV has features that we believe are particularly well suited to meet the needs of these markets.

Perimeter Patrol (Prisons, Military Bases, Construction Sites)

Conventional vehicles are not suited to constant 10 – 15 mph operation, with frequent stops. Idle time is also the largest contributor to the inefficiency and maintenance requirements of the internal combustion engine. The increasing use of bollards, pylons and public security measures limits the size of vehicles allowed into an area. Military bases are often similar to small cities within their own boundaries, with customary needs in addition to the requirements of heightened security. Private and commercial developments regularly face the costs of worksite theft, vandalism, equipment losses and arson. In addition to their low cost of operation, long battery life and silent drivetrain, we believe the FireFly ESV is suitable for an entire shift of non-stop patrolling when needed.

Public Works (Parks, Grounds Keeping and Sidewalk Maintenance)

Major safety concerns compete with the need to use larger vehicles to satisfy job requirements, such as moving materials, disinfecting benches and other seating areas, trash removal and bicycle lane sweeping.

Airport, Parking Facilities

Airport applications include traffic management surrounding terminals, as well as easy and frequent access to parking garages that require constant turns that wear out the front right wheel quickly. There is also a great amount of strain on the suspension systems of large vehicles when navigating ramps and exit structures. In addition, we believe a small and maneuverable vehicle like the FireFly may be able to fit into an otherwise “dead” space while parked. EVs can also be “charged” on premises, eliminating the need to exit for recharging. There are comparable applications at seaports, in addition to specific requirements to inspects bills of lading, which is a full-time activity at major seaports.

Refuse/Sanitation

We understand that some cities frequently use large trucks in coordination with smaller utility vehicles that collect trash and transfer it to the trucks. This allows for a faster and safer operation with lower impact on traffic and street infrastructure. Many city lanes and alleys are deteriorating because of the weight of these larger trucks. Rush hour roadways are frequently congested, and large collection and compacting machines have become a nuisance as well as a safety hazard. We believe the FireFly ESV addresses all these issues. EVs also simplify beach and park refuse collection, where a large number of individual barrels need to be serviced on a daily basis. We believe the FireFly ESV is easily adaptable for these types of services. EVs are also able to collect backyard refuse.

Outdoor Public Spaces (Zoos, Stadiums, Tourist Destinations)

We believe that the FireFly is ideally suited for use in outdoor/indoor public spaces because of its zero emissions and minimal noise.

Urban “Last Mile” and Food/Beverage Delivery

“Last Mile” delivery, the movement of goods from a transportation hub to the final delivery destination, has grown exponentially over the past few years due to the rise in online ordering and e-commerce. According to a World Economic Forum report dated January 2020 increasing last-mile traffic will lead to a 36% increase in the number of delivery vehicles, a 32% increase in emissions and a 21% increase in congestion in the world’s top 100 cities by 2030.

The COVID-19 pandemic has also contributed to this trend. Consumer preferences to pick and choose products based on delivery speed and availability makes last mile delivery a key differentiator among retailers. Additionally, given the increasing designation of low emission zones in city centers, we expect that retailers will need to continue, if not accelerate, the deployment of eco-friendly vehicles. We believe there will be increasing constraints on what is acceptable for delivery and drop off in congested center city locations. Large cargo trucks are increasingly being regulated out of this role for reasons such as pedestrian and bicyclist safety as well as two-lane street traffic flow. We believe FireFly ESV’s cargo bed options allow for delivery of all kinds of packages in heavily congested locations.

Food and Beverage Delivery

Food delivery sales are anticipated to increase over 20% per year, culminating in an expected $365 billion worldwide by 2030, according to a report by Upserve dated November 12, 2020 that further estimates that approximately 60% of U.S. consumers report that they order delivery or take-out of meals at least once a week. We believe FireFly’s optional insulated food delivery bed is ideal for the delivery of both hot and cold foods, which can also be configured for grocery and fresh foods delivery as well.

Medical Supplies and Samples, and Courier Services

With many hospitals, labs and bio-technology related businesses clustered in urban locations, the ability to pick up and drop off urgently needed supplies and samples becomes a complicated challenge when convenient parking is not readily available. Dense commercial zones with high-rise office buildings offer similar challenges which have resulted in the use of inefficient and often dangerous bicycle couriers to speed documents and small packages from office to office within the city center. We believe the FireFly enables such services and many others, by utilizing its maneuverability and size to create its own parking solutions and enabling critical items to be picked up or delivered just in time without impacting traffic flows or metered parking spaces. We believe FireFly’s enclosed cab also serves as a significant advantage over bicycle and motor scooter delivery alternatives in all-weather conditions.

Competitive Position

The FireFly ESV competes with both gasoline-powered and natural gas electric vehicle conversions, hybrid vehicles and other all-electric powered vehicles. The FireFly was developed by eFleets Corporation through a collaboration with prospective customers and those who work with these vehicles in the form of one-on-one data gathering meetings with fleet managers and parking enforcement drivers in various cities such as Santa Monica, California, San Francisco, California, New York, New York and Seattle, Washington, which resulted in our current three-wheeled, highway capable, modular vehicle design. This approach produced a vehicle that was designed specifically for use in the targeted Essential Services Market in dense urban environments, with the stated maneuverability, performance and utility functionalities as required by those prospective users.

Keeping in mind the needs of the application-specific requirements described above, previously the choices available for a fleet operator were:

Conventional Vehicles — Gas pickups, cars and other trucks meet speed, safety and street legal requirements. However, these vehicles lacked the durability and drivetrain design needed for constant stop and go driving, as well as the application-specific features needed for efficient operation, creating accelerated maintenance problems and resulting in low return on investment.

Utility Terrain Vehicles (UTVs) — UTVs are primarily gasoline-fueled off-road four-wheel recreational vehicles sometimes known as side-by-sides. These vehicles have been deployed over the last 10-15 years and fit a niche in the fleet market for being customizable, serving multiple roles with a relatively inexpensive acquisition cost. The vehicles were sold as “off road” and while that description sounds durable, off road simply means the manufacturer is not required to adhere to more stringent on-road equipment standards. This opens up the use of inexpensive and limited life components which many manufacturers take advantage of to keep initial purchase prices low. Our dealers and customers have indicated that these vehicles were never designed for the rigors of all day, on-road deployments. In addition, many if not most fleet departments are uncomfortable with and many will not allow the operation of non-street legal vehicles on-the-road. There can be major liability concerns when municipal fleet administrators allow its operators to drive a vehicle that was not built to on-road safety standards.

Golf Carts. — These vehicles are available at a very low up-front acquisition cost but offer even fewer features than UTVs.

Neighborhood Electric, and Low Speed Vehicles (NEVs/LSVs) — In 1998, the National Highway Transportation and Safety Administration (NHTSA) created its first new on-road vehicle classification since the school bus. Seeing a need for safety standards above that of a golf cart for vehicles used in consumer-heavy applications they incorporated the NHTSA “500” ruling. These vehicles adhere to a set of standards which allow them to be used on-road nationwide. This was not the case before this regulation was passed as each state had the ability to allow, disallow, or slightly alter the rules for where such vehicles could be operated. Generally, these vehicles tend to be EVs. However, some states also allow for gasoline-fueled versions. GEM Car, now known as Polaris GEM, has become a leader in this market segment having sold hundreds of thousands in many popular passenger and utility variants. These vehicles are an answer to the niche that was missing by three previous competitive vehicle types. However, these vehicles are low speed (maximum 25-35 mph).

Autocycles (3-wheeled motorcycle) — This classification is the “missing link” between conventional internal combustion vehicles and UTVs/Golfcarts/NEVs. Vehicles that fall under this classification meet all of the mentioned requirements, without sacrificing speed, performance and reliability. These vehicles were deployed widely in the past, with the “Cushman Haulster” being one of the most widely known and having the largest market share. The Cushman, with its motorcycle-based front suspension and “more motorcycle than truck” design was generally not able to keep up with wider fleet needs. This shortcoming coupled with a new and better design introduced in the Westward Industries “GO-4” for parking enforcement led to the demise of this once market leader. However, until recently, the GO-4 was only suited for parking enforcement. Westward Industries is anticipated to be our largest direct competitor in markets such as parking enforcement and refuse hauling, with its GO-4 line of gas- or EV- powered parking enforcement vehicles. We believe the FireFly has a superior design to its competitors.

Currently there are few offerings in the “new” autocycle/three-wheeled motorcycle field. However, there are two relative newcomers in the marketplace, the Electrameccanica “SOLO” and the Arcimoto Fun Utility Vehicle (the “FUV”). Both are consumer-focused single occupant urban mobility solutions with a market entry point of approximately $20,000. While the FUV does have a two-occupant design (front and back seats) and both vehicles claim to be “fleet ready”, their payload capacities max out at approximately five square feet, with the single seat version of the FUV. We believe that neither vehicle compares favorably in a long list of side-by-side feature comparisons with the FireFly in our core commercial target markets. While Arcimoto has been in business since 2007 and Electrameccanica since 2015, to our knowledge neither has delivered a vehicle to a retail “end-user” customer or commercial fleet owner/operator. In terms of technology, the SOLO uses a liquid cooled battery and electric motor, indicative of a less stable battery and drivetrain technology than the FireFly. The FUV uses a motorcycle-based handlebar steering, which is less desirable for fleet and commercial use. While the published specifications do not elaborate on its powertrain technology, the FUV vehicle utilizes higher energy density (and more volatile) NMC battery technology.

While we anticipate that there will be other competitors that will likely achieve viability across specific market verticals, as is the case with GEM in the NEV manufacturer classification, we believe the first company to educate fleet buyers on the features, advantages and benefits of its vehicles in the light commercial utility classification will prevail over competitors.

Our most direct competitor in certain key markets is Westward Industries’ GO-4 line of parking enforcement vehicles. We believe some of the key competitive advantages of the FireFly ESV are:

•        Stability.    The FireFly with its DuraSteer front suspension offers superior stability, handling and traction, compared to the GO-4’s motorcycle derived anti-dive front suspension.

•        Versatility.    Having the flexibility to offer center drive, right-hand drive or left- hand drive, with single or double occupancy, is essential. The GO-4 SD allows only one occupant with center drive. With wider and taller doors, the FireFly offers greater ease of ingress and egress. The FireFly has multiple application specific rear bed configurations intended to reach a larger potential customer base.

•        Battery.    We are among the first and only EV companies to employ a lithium iron phosphate (LFP) battery technology. Our proprietary LFP battery management system (BMS) maintains and monitors the vehicle’s traction battery for unmatched performance, charging and range compared to the GO-4, with an expected lifespan of up to 10 years.

•        Range.    The FireFly offers a longer range between charges than the GO-4, utilizing regenerative braking and acceleration limitation.

•        Connected Vehicle System.    The evTS Connect proprietary real-time vehicle communications system is integrated with the vehicle’s CAN-Bus (internal communications), which offers performance monitoring, remote diagnostics, vehicle tracking and fleet management among other capabilities. The GO-4 offers no data logging, capture, remote communications or otherwise.

•        Motor.    The FireFly incorporates a 63 BHP motor with more power and torque than the GO4.

•        Front and Rear Suspension.    The FireFly’s DuraSteer™ front suspension with coil over shocks, anti-dive control, vertical steering angle geometry and active stability control (ESC) system, maximizes stability and ride control, giving the driver the feel of a four-wheel vehicle. The long wheelbase, low center of gravity, and proprietary rear-end load distribution design provide for superior handling.

•        Parking Brake.    The FireFly automatic parking brake requires no operator effort and holds on a steeper grade, up to 30% grade.

•        Doors.    The FireFly features larger door widths and large diameter cushioned rollers which self-clean on powder-coated, fitted steel tubes and load-balanced, crosslinked mechanical design for maximum stability and reliability.

•        Construction.    Built to last, the FireFly features a welded 2” tubular steel frame with integrated rollover protection and passenger safety cell. The ABS panels incorporated into the FireFly construction are more durable and easier to replace than traditional vehicle materials, including aluminum.

•        Lighting.    The FireFly features more visible and efficient LED parking lights; lighted dashboard with LCD digital display, gauges and backlit controls for greater visibility and readability, with a more ergonomic layout.

•        Heater.    The FireFly’s optional bio-diesel fuel heater has no impact on range and heats the entire cab, without impacting the traction battery. The vehicle also features optional heated seats.

•        Cab Accessories.    Intermittent windshield wipers, standard sun visor, tinted windshield, rear view mirrors and optional backup camera.

•        Vehicle Dimensions.    The FireFly’s greater length of 152” over 118” allows for a longer wheelbase and greater stability. The greater width offers a wider track, with increased stability. The FireFly’s higher ground clearance enhances its off-road ability.

•        Cargo Bed.    The FireFly offers many more “bed” options, increasing the number of applications and purposes it serves.

•        Load Carrying Capacity.    The FireFly has nearly twice the load carrying capacity than the GO-4 at 1,100lb vs 600lb.

Go to Market Strategy — United States

Regional Distributor Network.    In the United States, we are currently selling our vehicles exclusively through a select network of distributors on a regional basis. Initially, we have chosen four dealers in key markets with high profile customers to maximize sales, reputational impact and to ensure responsive customer technical support. Dealers in additional markets will be selected based on experience, current product offering, technical resources, type of customers served and current customer satisfaction. As of June 30, 2022, we had four dealers located in key major markets — the Pacific Northwest, California, the New York/Tri-States Region and Boston/New England. We expect to expand our dealer network to between eight and twelve by the end of 2022. Based on our experience, the on-site dealer demonstration sales method has been identified as best practice for introducing our product to prospective customers; it has become a standard part of the sales process. We intend to launch a national accounts program selling directly to national courier services and on-demand delivery companies.

Government Affairs.    We have retained Liberty Square Group, a professional counseling and advisory services firm, and additional representation in other key markets in order to minimize any regulatory or legislative hurdles which may arise and to maximize our opportunities with regards to these same constituencies including policy making, federal and state grant funding, and agency specific procurement programs.

Go to Market Strategy — International

We have formed a UK subsidiary, ev Transportation Service UK Limited (“evTS UK Limited”). Auto Innovation Group (“AIG”) is an equity partner in evTS UK Limited and will provide production services to manufacture and assemble vehicles for the UK and European markets.

Strategic Collaborations

We have entered into multiple strategic partnerships and collaborations intended to result in improvements to our vehicles and that attempt to anticipate new technologies and developments. These collaborations are informal or are simple reseller, supply or other commercial agreements. evTS does not have any material obligations under these agreements.

Interplai

lnterplai has developed and deployed routing and logistics software for commercial use, as well as prototype autonomous drive technology and delivery robots. More specifically, lnterplai’s technology consists of a “last-mile delivery solution” using artificial intelligence, software and smart collaborative robots. Using this proprietary solution, as well as machine learning and vehicle routing optimization algorithms, Interplai creates complex predictive models to produce custom multi-stop routing optimization algorithms for each customer that align with their business processes. When combined with their multi-robot system sidewalk delivery robots to perform the delivery, it performs as a complete system for these tasks. Although evTS is not currently using Interplai’s technology, evTS plans to integrate Interplai’s routing and logistics software into its fleet management and urban delivery solutions, as well as incorporating their autonomous and robotics technology in future vehicle development.

On August 30, 2021, we entered into a stock purchase agreement with Interplai pursuant to which we agreed to purchase 4,261,666 shares of Interplai’s Series A Preferred Stock (the “Interplai Preferred Shares”) for a purchase price of $2 million, or $0.4693 per share. To date, we have invested an aggregate of $1.1 million in Interplai. If we invest $2 million in Interplai and there are no changes in its equity capitalization, we would own approximately 11% of its capital stock. To date, we have funded our investment in Interplai with funds from our recent private placement of convertible notes. In consideration for our investment, Interplai agreed to negotiate in good faith to enter into a “most favored nation” supply agreement with us prior to its first sale of any product.

We have the right to representation on Interplai’s board of directors. Our CEO, Mr. Solomont, currently serves on the Interplai board of directors.

Other Strategic Collaborations

We have cultivated strategic partnerships and collaborations with other industry leaders with specialties such as parking and municipal fleet consulting, automatic license plate recognition (“ALPR”) systems (Genetec), electrical vehicle charging equipment (“EVSE”) providers (ChargePoint, Blink), specialty electronics, routing and delivery software (Wise) and rear bed accessory manufacturers and upfitters (The Shyft Group and J. B. Poindexter). Other collaborators include Kimtek Research, Broyhill, and Data Speed.

We believe that these partners see us as an integral component of their solution-based, consultative sales models, while offering us additional sources of incremental revenue.

Genetec.    The Genetec AutoVu LPR system automatically reads license plates and identifies parking infractions and is deployed around the world by municipalities, institutions and parking operators. We have formed a technical partnership and has been certified by Genetec for the company’s AutoVu license plate recognition (LPR) solution installation. evTS plans to engage with the Genetec team and our channel partners to jointly promote the advantages of the deployment of their LPR systems on specially equipped FireFly PSVs (Parking Specific Vehicles).

ChargePoint.    ChargePoint is the largest manufacturer of electric vehicle charging stations and infrastructure in North America and Europe. We have teamed up with ChargePoint through a Distribution and Referral Agreement to offer a complete charging solution to our dealers and customers.

Blink Charging (Nasdaq: BLNK). Blink is a leading operator of electric vehicle (EV) charging stations and has deployed over 23,000 charging stations across the United States and a number of other countries. Blink offers a state-of-the-art mobile EV charging station, which we plan to incorporate into our FireFly EV Roadside Assistance offering, under a reseller agreement.

Vehicle Accessory Collaborators

We have entered into several vendor relationships to take advantage of market exclusivity, proprietary technology, favorable pricing, economies of scale or some combination of the above. We continue to search out new technologies and additional sourcing opportunities, which we enhance our vehicle offering and provide ‘price list accessories’ for the FireFly and additional margin contributions.

J.B. Poindexter & Co., Inc., is a privately held, diversified manufacturing company and is one of the largest truck body manufacturers in North America. Its Morgan Olson subsidiary is an American aluminum vehicle company that is the leading producer of aluminum walk-in vans. J. B. Poindexter & Co. has recently formed a new division, EAVX that will focus on EV specific business and innovation opportunities. We are working with EAVX on major fleet opportunities that will require either a fully upfitted café style accessory bed or a full custom body solution based on the FireFly chassis and drivetrain.

Shyft Group.    Shyft is designing and manufacturing custom rear bed accessory options for evTS, including a hot/cold food delivery bed, last mile package delivery bed, utility bed with optional disinfectant/liquids sprayer insert and a refuse collection/tipper bed. These beds will include exterior lighting, optional emergency lightbars and beacons, as well as backup cameras where applicable. Shyft has executed a Letter of Intent with us to also collaborate on certain business development initiatives.

Wise Systems.    Wise Systems automatically schedules, monitors, and adjusts routing in real time, ensuring the most efficient routes. We have licensed Wise Systems proprietary and patented AI routing, scheduling and dispatching software and technology for use with its on-demand last mile urban delivery solution.

ev Transportation as a Service™

We are offering our vehicles on a service basis, which the Company has branded as our “evTaaS”, “ev Transportation as a Service” Program for both government and commercial customers. This service is expected to be priced at $2,500 per month per vehicle. The monthly charge includes all of the costs of FireFly ownership and operation, including the vehicle, repairs and warranty, batteries, charging station, electricity and insurance. We will deliver a FireFly outfitted to the end-user’s specific needs, with a one-year commitment period, renewable on a year-to-year basis, evTaaS terms of sale will include all acquisition costs, charging infrastructure installation (if needed), cost of electricity used and vehicle maintenance.

Sales Terms and Conditions

We offer a comprehensive 36-month or 24,000 mile manufacturer’s warranty covering all parts in the vehicle found to be defective with a five-year warranty on our frame and all non-wear chassis components. This warranty includes any labor required to repair defective, or install new parts, plus the cost of any non-wear parts. All warranty work will be performed by an authorized dealer/representative. A 2-year manufacturer’s extended warranty is also available. We currently offer dealer floor financing, for a nine-month period on demonstration vehicles. Payment terms for all sales are on a net 30 days from date of invoice and subject to credit approval.

Manufacturing/Logistics

The manufacture of parts and sub-assemblies is performed by third-party vendors per our drawings and specifications. We maintain an in-house group of technicians and a procurement specialist that support the engineering staff by fabricating small parts and mockups of new designs.

Our engineers’ design provides manufacturing drawings and qualifies for production of all sub-assembly parts that are manufactured by outside vendors. These outside vendors, at their expense, procure the raw materials (steel and aluminum sheets/tubing) and provide all necessary facilities and labor to manufacture the sub-assembly parts. Multiple sources are available throughout the United States for raw materials to produce the parts needed to assemble our vehicle. Upon completion by the third-party manufacturers, the sub-assembly parts are shipped to our facilities for final assembly and configuration of the FireFly ESV by experienced technicians and assembly workers. We expect to enter into purchasing agreements for components in the future. All such parts will be ordered as-needed for just-in-time delivery, based on a quarterly rolling forecast through purchase orders.

We intend to build vehicle inventory on a volume basis, taking advantage of volume discounts and the process layout in our facility, to allow for a “build to stock” production on a rolling basis. Implementation of this method of production, with utilization of assembly labor, can be maximized along with the acquisition of parts and sub-assembly parts resulting in lower costs per vehicle. Initial production of a limited quantity of 2022 model year FireFly ESV vehicles began in January 2022 at our Fort Worth facility for development and demonstration use and we are currently producing demo 2023 model year FireFly ESV vehicles for delivery to customers, dealers and prospects.

We expect production of 2023 model year FireFly ESV vehicles will begin during Q4 2022 in North America and Q1 2023 in the United Kingdom and Europe, subject to our ability to finance production and regulatory approval.

We intend to enter into manufacturing and production arrangements with Automotive Innovation Group in the UK as well as J.B. Poindexter in the United States to assist in production of completed vehicles and we project that our assembly capacity will increase by the first quarter of 2023. If we are able to enter into these agreements, more efficient production processes are expected to be implemented allowing us to scale production further within 12 to 18 months.

Research and Product Development

The general focus of our research and development team is the design and development of all-electric light weight commercial utility vehicles. The original FireFly vehicle was designed by eFleets between January 2009 and December 2015 with total estimated development costs of nearly $14,000,000. There have been several iterative designs and improvements based on the original vehicle since that time. We have continued to invest in the research and development of the vehicle with a particular emphasis on the powertrain control systems and our connected vehicle platform. We have completed a significant redesign effort, which we believe enhances our existing vehicles for reliability, maintainability and manufacturability with a lower cost bill of materials, by focusing on technological innovation, product quality, part count reduction and a more cost-efficient manufacturing process. Our new electronics (software and hardware) package, which integrates the vehicle control with real-time 2-way communications, is further described below. The physical improvements to the vehicle reflect the estimated 500,000 miles (as of August 31, 2022) that FireFly vehicles have been driven.

The focus of the R&D team is to continue designing new vehicles and developing innovative solutions for a wide variety of customer applications. In addition to significant investments in the design, development and manufacture of the FireFly vehicle itself, we are planning to announce and release a second vehicle by the third quarter of 2023, our DragonFly™ vehicle. We expect that the DragonFly™ will employ all of the same electronics and evTS Connect, our proprietary “connected vehicle offering. This vehicle will be offered at a lower price point, albeit with more limited capabilities to avoid cannibalizing our FireFly vehicle sales. We have also engaged Dataspeed, Inc of Rochester Hills, MI, with their industry-leading “Drive By Wire Kit”, to prepare the FireFly for autonomous drive operation. We expect to announce and release the first FireFly ES-AV (autonomous drive) vehicle(s) by the end of Q1 2023. Among other applications, we are collaborating with GM Global Research and Stantec on an autonomous grocery delivery project.

Our final area of research and development are an extension of our evTS Connect offering into routing and logistics software and communications to support on-demand last mile urban delivery applications.

In addition to our own internal efforts, we have entered into a Memorandum of Understanding with Stantec to participate with the Stantec GenerationAV in their “Pilot to Deployment Autonomous Grocery Delivery Service” Project. This is an entry point for our efforts to deploy autonomous vehicles when the market matures sufficiently that this becomes a viable business opportunity.

In 2021 we incurred research and development costs of $1.3 million for fees and expenses incurred in connection with the development of software technology and vehicle diagnostics capabilities, expenses incurred under agreements with third parties that assist us in production development, manufacturing scale-up expenses and the cost of acquiring and manufacturing vehicle materials, employee-related expenses, costs related to compliance with regulatory requirements, and facilities costs. As of June 30, 2022, we had incurred approximately $1.4 million in research and development costs for primarily the same purposes.

We expect that our research and development costs will continue to increase for the foreseeable future as we further scale our manufacturing processes and advance development of FireFly vehicles and fleet management software and hardware.

Connected Vehicle Offering — evTS CONNECT

At the heart of our connected vehicle system is the evTS Connect remote data collection and analysis solution consisting of a proprietary telematics hardware device connected wirelessly to the cloud utilizing a web services-based data storage and analytics system displayed via a customizable secure, access controlled, role specific user interface. The system also includes an in-vehicle direct connect (and Wi-Fi) option with private VPN access for secure third-party accessories.

Vehicle Management System — All evTS vehicles are equipped with a remotely accessible vehicle management system that is integrated with the vehicles CAN-Bus (internal communications) network. All vehicle performance data that is available on the CAN network is collected and stored via a secure encrypted connection to an elastic cloud-server environment. The types of data available ranges from ignition switch status and gearshift position, speed and braking telemetry, on demand vehicle location, driver and vehicle performance data, battery state including overall traction battery data and cell specific temperature, discharge and charging state profiles, overall vehicle performance information (brakes, steering, accessory option condition and other electrical systems) and much more. Any parametric errors or critical faults are immediately displayed in the vehicle as driver warnings on the dashboard. All data collected is transmitted to our cloud servers for real-time data analysis, and predictive maintenance and condition reporting using machine learning and deep data analytics techniques. Fault thresholds, critical alerts and maintenance warnings can all be managed and forwarded to users and fleet managers via text, email, in app or telephonic alerts. This data is also monitored by us for maintenance and repair purposes and is archived for use in reporting and long-term performance studies on an individual vehicle basis.

Fleet Management System — Vehicle Management System data can further be displayed on a subscription-based fleet management system which can display all vehicles owned by a common entity (or a subset thereof) and their current status including, real-time reverse geolocation mapping and route tracking (including any users defined status warnings, i.e.: low battery), operational status — whether they are in use or unavailable (being serviced, etc.), battery state of charge and mileage remaining, current charging status and much more. In addition, we offer a suite of highly customizable daily, weekly, monthly and other perioding reporting options as well as vehicle and driver specific operational insights. An optional “surround view” 360°- degree camera can also be integrated that enables fleet operators to view real-time images of vehicle location and driver status, as well as recording a “black box” record of an accident or other incident which can be stored for a defined length of time.

evTS Connect System Integration — The evTS CONNECT interface architecture is designed to be tightly integrated with other possible options and third-party systems as well. We have collaborations in place and planned that will allow the system to be connected to pickup and delivery-on-demand platforms, AI route planning systems, field service applications and hardware-based platforms, like license plate recognition and car counting systems.

Product Roadmap

The key elements of the product road map are vehicle independent and include:

•        3-wheeled, all-electric design

•        Integrated 2-way real-time communications with CAN-Bus integration

•        Routing and logistics software and integration for on-demand urban last mile-delivery

•        Autonomous drive

The above are to be incorporated into the vehicle’s “platform,” independent of the vehicle’s make or model year. In fact, we plan to introduce a second vehicle, the DragonFly, which is currently in the design phase. The new DragonFly vehicle will be a smaller, 3-wheeled vehicle (configured in a 2/1 format with two front wheels) designed specifically for urban, last-mile delivery and other lighter weight applications. The DragonFly will be drive-by-wire capable and offer autonomous drive capabilities. The DragonFly will be built on the evTS vehicle platform, leveraging the same electronics package and many of the same components from the FireFly design.

Battery Research

We use lithium iron phosphate battery cells in the FireFly. Because of its low cost, the natural abundance of iron, its thermal stability, safety characteristics, electrochemical performance, and specific capacity (170 mA·h/g, or 610 C/g). we believe it has gained considerable market acceptance. Each vehicle carries 32 x 3.2-volt cells in the main traction battery, rated at nearly 4,000 duty cycles and offering a 10-year battery life. The battery operates at temperatures between -35 degrees to +65 degrees Celsius and is only slightly less efficient at temperature extremes. There are numerous vendors for these cells, which ensures an ample supply chain.

Battery Repurposing

We have secured a new development partnership with Exro Technologies (TSX: EXRO, OTCQB: EXROF) to repurpose retired batteries from FireFly™ ESV vehicles into a second life as an energy storage system. Per the terms of the partnership, Exro will perform pilot testing to optimize the reuse of the FireFly ESV’s Lithium Iron Phosphate (LFP) battery technology for use in stationary energy storage applications using Exro’s Energy Storage System (ESS), equipped with its Battery Control System™ (BCS) technology.

In May 2022, we entered into a second agreement with Exro to purchase 1,000 Coil Drive System units over three years. Exro’s Coil Drive System is an intelligent traction drive system that is designed to integrate with standard direct drive and axle powertrains. We anticipate initial deliveries of the Coil Drive System units to begin in 2023 and expect the technology to be integrated into our 2023 model year FireFly ESV vehicles.

While our current battery cells are appropriate for our vehicle’s operating requirements at this point in time, as well as being safe and non-combustible, we continue to invest in battery research. Our research objectives are to maintain safety, while improving power density and reducing cost. In addition to which, we want to secure battery manufacturing capacity within the continental United States for our business in North America.

Intellectual Property

Our intellectual property currently consists of trade secrets, primarily industrial designs, and other confidential information, as well as two issued U.S. federal trademarks, with additional trademark filings pending. The Company does not have any issued patents, but has filed several patent applications and intends to file additional patent applications related to the FireFly ESV vehicle, its mechanical components, or our connected vehicle system.

The Firefly has numerous unique physical characteristics. We have filed one related provisional patent application.

We are actively working to create an omnibus IP strategy around both our vehicles and the evTS Connect system’s communication with them. To date, two provisional patents have been filed covering physical characteristics of the FireFly vehicle. We expect to apply for additional patents to attempt to receive patent protection for the software and hardware controlling the vehicle’s performance and real-time 2-way communications.

We own two registered trademarks, “FIREFLY” and “FIREFLY ESV.” We consider the trademarks to be valuable and important to our business and are in the process of registering additional trademarks and logos, including among others DRAGONFLY, DRAGONFLY ESV, MOBILITY THAT WORKS, DURASTEER, LINEARGLYDE, PURE ELECTRIC and evTS.

Employees

As of June 30, 2022, we had 22 employees and five full-time-contractors. We believe we enjoy good employee relations. None of our employees are members of any labor union, and we are not a party to any collective bargaining agreement.

Government Regulation

The production and marketing of our vehicles which are classified as motorcycles or “autocycles” is subject to the laws and regulations of various federal, state and local licensing agencies, including, in particular, the United States Department of Transportation (“DOT”). Specifically, we must comply with federal laws and regulations of DOT pertaining to the manufacture of motor vehicles, or more precisely motorcycles and two- and three-wheel vehicles. The National Highway Traffic Safety Administration (“NHTSA”), part of DOT, monitors safety requirements and publishes the Federal Motor Vehicle Safety Standards (“FMVSS”), the manufacturing standards for the manufacture of motorcycles and other motor vehicles. We are required to install braking systems on our vehicles which adhere to the standards set by the FMVSS and comply with vehicle labeling and licensing requirements.

From time to time, we verify that we are in material compliance with applicable federal, state, and local laws and regulations. There are no regulatory notifications or actions currently outstanding.

Legal Proceedings

We are not a defendant in any material pending legal proceedings, and no such proceedings are known to be contemplated. The Company is a party to a lawsuit in the United States District Court for the Eastern District of Michigan seeking a declaratory judgment that it is the clean title holder of the “FireFly” trademark. The claim is a result of a long-past failed contract manufacturing relationship. The trademark is registered to evTS in the U.S. Patent and Trademark office. One of the defendants in the action has asserted certain counter-claims against the Company seeking its own declaratory judgment and making claims for unjust enrichment and abuse of process. The Company believes the counter-claims are without merit.

David Solomont, our Chief Executive Officer, has outstanding federal tax obligations and related tax liens totaling approximately $458,000 which relate to his personal tax returns for the tax years 2003 – 2006, 2008 and 2011 – 2018. Mr. Solomont has submitted an offer in compromise to the IRS.

Facilities; Corporate Information

We were organized in Delaware in May 2015 as an LLC and reconstituted as a Delaware corporation in October 2016. Our executive offices are located at 1309 Beacon Street, Suite 300, Brookline, Massachusetts 02446. We lease approximately 285 square feet of office space for our executive offices under a lease that runs month to month. We believe that that the office space for our executive offices is adequate for our current needs.

We maintain our Vehicle Technology Center for research and development, as well as vehicle assembly, in Fort Worth, Texas, under a lease expiring in October 2023 for approximately 12,000 square feet of commercial space. We believe that this commercial space is adequate for our current research and development and vehicle assembly needs.

We maintain a Field Engineering & Service Facility in Tewksbury, Massachusetts under a lease of approximately 1,000 square feet of commercial space under a lease that expires in February 2024. We believe that this space is adequate for our current engineering and service needs.

Our telephone number is (202) 347-3359, and our e-mail address is info@evts.com. Our website address is www.evts.com. Information found on, or accessible through, our website is not a part of, and is not incorporated into, this prospectus.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information about the executive officers and directors of the Company.

Name	Age	Position
Executive Officers:
David Solomont	70	President & Chief Executive Officer; Chairman
Greg Horne	58	Chief Technology Officer & Vice President Engineering
Jim Sabitus	64	Chief Financial Officer &Vice President Operations
Paul Barrett	61	Vice President Marketing & Product
Thomas Shane	67	Vice President, Corporate Development
Non-Executive Officer:
Dr. Mike Zimmerman	65	Vice President, Battery Research
Non-Employee Directors:
William Bachrach	63	Director
Shelley Berkley	71	Director
Gary Herman	58	Director

Each non-employee Director is a member of our Audit Committee (Gary Herman, Chairman), Compensation Committee (Shelley Berkley, Chairperson) and Corporate Governance Committee (William Bachrach, Chairman).

David Solomont founded the Company in May 2015. He has served as President and Chief Executive Officer since May 2020 and has been Chairman since May 2015. Before founding evTS, from 2004 to 2014, Mr. Solomont was an independent investor and advisor to media, software and technology companies. From December 1998 to December 2003, he served as Chairman of CommonAngels, which he founded. From April 1995 to October 1997, he served as Chairman and CEO of Utopia, Inc., which he co-founded. He is a founding Trustee and past Chairman of the Massachusetts Technology Leadership Council (successor organization to Massachusetts Software Council) and previously served on the Information Technology Committee at the Museum of Science, Boston and as an Advisor to the Internet Working Group at the Museum of Fine Arts, Boston. Mr. Solomont has also served as Chairman of OYO Toys, Inc. Mr. Solomont also serves on the board of directors of Interplai, Inc., which is expected to become one of our suppliers. See “Business — Strategic Partnerships — Interplai” for more information. Mr. Solomont received a B.S.E. from Tufts University and an M.S. from MIT’s Sloan School of Management.

Greg Horne has served as Chief Technology Officer of ev Transportation Services, Inc. since July 2020, directing our vehicle development efforts with responsibility for design and development of the company’s all-electric utility vehicle offerings. Mr. Horne is also our Vice President Engineering. He has also served as CEO of Advanced Microcontrols, Inc. (AMI), an elevator controls technology manufacturer beginning in 1994, VP of Engineering of Alliance Sports Group (2015-2020), CTO of eFleets Corporation (2010-2015), and as a design engineer at Bell Helicopter, where he worked on software and flight testing for the Bell/Boeing V-22 Osprey (1988-1990).

Jim Sabitus is our CFO & Vice President Operations, having joined the company in July 2020. Mr. Sabitus is an experienced corporate executive who has led both emerging and established publicly traded companies. He has previously served as CEO of Row One Brands, Inc. (2012-2019); CFO of Modern Shoe Company (2004-2012); VP Finance for Maxwell Shoe Company (2001-2004); VP Business Development for Myteam.com/Zvia.com (1999-2001); and worked for Converse Inc. (1984-1999), where he served as the Brand Manager for several product lines, including the Converse All Star, and as Controller, overseeing a public offering.

Paul Barrett has served as our Vice President of Marketing & Product since July 2020. Mr. Barrett is an experienced senior executive and serial entrepreneur with 45 years of experience over a progressive career in the automotive and electronics industries. He previously served as COO for Fixed Ops Pros (2018-20), NavResearch (2016-18) and Cimble Corporation (2014-15), and held numerous operating, product development, and infrastructure-related positions over a 20+ year tenure at LoJack Corporation, including VP of International Operations, where he was also on the board of several international corporations. Allegations of fraud were made against Mr. Barrett in a 2017 Texas proceeding relating to a company sale transaction in 2014 where he was an advisor. The allegations were that he and others made certain misleading misrepresentations related to the value of the company being sold and that he and others failed to honor their obligations to the plaintiffs. A jury found for the plaintiffs, but the result is being contested. Mr. Barrett insists that the claims are frivolous and that the alleged statements were made by others and not by him.

Thomas Shane was recently elected as our Vice President of Sales and Business Development and has served in multiple roles with the Company since July 2021. Mr. Shane has over 35 years of experience as an entrepreneur and attorney. He has founded, operated, and sold multiple companies, including Faded Glory, which introduced pre-washed high “fashion” jeans to the world, and was the co-founder, vice chairman and general counsel for Leading Edge Products, Inc., a pioneer in computer manufacturing that popularized the IBM clone strategy. In addition, in 1988, Mr. Shane founded the law firm of Shane & Paolillo. Mr. Shane also founded Business Strategy Group, an operational consulting firm in 1993. Most recently, Mr. Shane founded Shane & Associates, a boutique legal consultancy, in 2015, where he continues to practice as an attorney.

William Bachrach has served as Director since October 2016. Dr. Bachrach currently serves as Senior Vice President Sales, Operations, Engineering, Customer Service with profit and loss responsibility for NWL (2020-Current). He was previously Chief Operating Officer of OV Loop, Inc. (2017-2020) and Senior Vice President, MTS Sensors Division (2013-2017). He also served as Chief Operating Officer of ROAM Data (2010-2013), a leading mobile applications, hardware and payment gateway service provider and as the president of Murata Power Solutions (2007-2009), a supplier of board mounted power and power electronics. Prior to that, Dr. Bachrach held various management and business leadership positions with WAY Systems (1990-2005), KEMET Electronics Corporation, InphoMatch and the General Electric Company. He holds a B.S. in Mechanical Engineering from Purdue University, a Ph.D. and M.S. in Theoretical and Applied Mechanics from Northwestern University, and an M.S. in the Management of Technology from MIT’s Sloan School.

Shelley Berkley has served as a Director of evTS since October 2020 and as Chair of the Compensation Committee beginning January 2021. Ms. Berkley is CEO and Senior Provost for Touro University (Nevada) Western Division (2014-Current). In this role, she oversees two medical schools in the western United States. Prior to joining Touro, she served the State of Nevada in the United States House of Representatives from 1998 to 2013. She was the first woman to serve her Congressional district and held the position for seven terms, serving on the Transportation, Small Business, Veterans Affairs, Foreign Affairs and Ways and Means Committees. Prior to serving in Congress, she served in the Nevada State Legislature, and was twice elected to the Nevada State Board of Regents, serving from 1990 to 1998. She has also been an attorney for the Nevada State Commerce Department, in-house counsel for Southwest Gas Corporation, and was Vice President for Government and Legal Affairs for the Sands Hotel in Las Vegas.

Gary Herman has served as a Director since July 2020 and as Chairman of the Audit Committee beginning August 2020. Mr. Herman is an experienced investor with many years of investment and advisory experience. Since 2005, he has managed Strategic Turnaround Equity Partners, LP (Cayman), and is a registered representative with Arcadia Securities LLC, a FINRA-registered broker-dealer based in New York. He has also been a managing member of Abacoa Capital Management, LLC, focusing on a global-macro investment strategy. Prior to that, he was an investment banker with Burnham Securities, Inc., and a managing partner of Kingshill Group, Inc., a multinational merchant banking and financial firm. Mr. Herman has both public and private company board experience and presently sits in the boards of XS Financial, Inc. and Diagnostic Lab Corporation, Inc. Recently he has worked with Frank Stronach, the founder and Chairman Emeritus of Magna International, Ltd, one of the world’s largest automotive OEM suppliers. He holds a B.S. in Political Science from the University at Albany, with minors in Business and Music.

Dr. Mike Zimmerman has served as our Vice President of Battery Research since September 2021. In 2012, he founded Ionic Materials, Inc., a materials technology company that developed a polymer electrolyte technology for solid state batteries. He was its Chief Executive Officer until March 2021 and its Chief Scientist until April 2021. In August 2021, he founded Z-Polymers, LLC that does research and development of innovative polymer science and is its chief executive officer and chief technology officer. He also has been a professor in materials science at Tufts University for more than 30 years. Dr. Zimmerman has BS, MS, and PhD degrees in mechanical engineering, and attended Rensselaer Polytechnic Institute, Massachusetts Institute of Technology, and the University of Pennsylvania.

Board of Advisors

The following list sets forth certain information about advisors to the Company who are consulted by the Company from time to time.

Robert R. Beuret has decades of experience managing financial institutions and formerly served with several national brokerage firms. He also started several entrepreneurial venture. Bob is a graduate of Cornell University and received his MBA from the Wharton School, University of Pennsylvania.

Harvey C. Jones has been the managing partner of Square Wave Ventures, a private investment firm, since 2004. Mr. Jones has been an entrepreneur, high technology executive and active venture investor for over 30 years. He has held senior executive positions at Daisy Systems Corp., and Synopsys. Inc.

Corey Clothier is among the most active developers of automated mobility systems in the world. He builds autonomous vehicle (AV) programs and partnerships accelerating deployment of AVs at innovative tech companies, federal agencies and cities. He co-developed the US Army’s Applied Robotics for Installation and Base Operations (ARIBO) program which led to the first US AV pilot at Fort Bragg, NC.

Scott Miller is Vice President Worldwide Business Operations at ChargePoint. He has more than 20 years of B2B technology sales and service management experience with such companies as Oracle, SPL WorldGroup and Empirix.

Kent Larson directs the City Science (formerly Changing Places) group at the MIT Media Lab. His research focuses on developing urban interventions that enable more entrepreneurial, livable, high-performance districts in cities. Mr. Larson and researchers from his group received the “10-Year Impact Award” from UbiComp 2014, a “test of time” award for work that, with the benefit of hindsight, has had the greatest impact over the previous decade.

Board Composition and Election of Directors

Board Composition

Effective upon the closing of this offering, our board of directors will have four members. Our directors hold office until their successors have been elected and qualified or until the earlier of their death, resignation or removal.

Our amended and restated certificate of incorporation and bylaws that will become effective in connection with the closing of this offering provide that the authorized number of directors may be changed only by resolution of our board of directors. Our certificate of incorporation and bylaws will also provide that our directors may be removed only for cause by the affirmative vote of the holders of at least 75% of our shares of capital stock entitled to vote, and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

Director Independence

The Nasdaq Stock Market LLC, or Nasdaq, Marketplace Rules, or the Nasdaq Listing Rules, require a majority of a listed company’s board of directors to be composed of independent directors within one year of listing. In addition, the Nasdaq Listing Rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and compensation committee members must also satisfy the independence criteria set forth in Rule 10C-1 under the Exchange Act. Under the Nasdaq Listing Rules, a director will only qualify as an “independent director” if, in the opinion of the listed company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee, accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries or otherwise be an affiliated person of the listed company or any of its subsidiaries. In order to be considered independent for purposes of Rule 10C-1, the board must consider, for each member of a compensation committee of a listed company, all factors specifically relevant to determining whether a director has a relationship to such company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: (1) the source of compensation of the director, including any consulting advisory or other compensatory fee paid by such company to the director; and (2) whether the director is affiliated with the company or any of its subsidiaries or affiliates.

Recently, our board of directors undertook a review of the composition of our board of directors and its committees and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that each of our directors, with the exception of Mr. Solomont, is an “independent director” as defined under the Nasdaq Listing Rules. In making such determination, our board of directors considered the relationships that each such director has with our company and all other facts and circumstances that our board of directors deemed relevant in determining his or her independence, including the beneficial ownership of our capital stock by each director. Mr. Solomont is not an independent director under these rules because he is an executive officer of our company.

There are no family relationships among any of our directors or executive officers.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which operates under a charter that has been approved by our board of directors.

Audit Committee

Upon the effectiveness of the registration statement of which this prospectus is a part, our audit committee’s responsibilities will include:

•        appointing, approving the compensation of, and assessing the independence of our registered public accounting firm;

•        overseeing the work of our independent registered public accounting firm, including through the receipt and consideration of reports from that firm;

•        reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

•        monitoring our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

•        overseeing our internal audit function;

•        overseeing our risk assessment and risk management policies;

•        establishing policies regarding hiring employees from our independent registered public accounting firm and procedures for the receipt and retention of accounting-related complaints and concerns;

•        meeting independently with our internal auditing staff, if any, our independent registered public accounting firm and management;

•        reviewing and approving or ratifying any related person transactions; and

•        preparing the audit committee report required by Securities and Exchange Commission, or SEC, rules.

All audit and non-audit services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm must be approved in advance by our audit committee.

Our board of directors has determined that Gary Herman is an “audit committee financial expert” as defined in applicable SEC rules. We believe that the composition of our audit committee meets the requirements for independence under current Nasdaq and SEC rules and regulations. Our board of directors has also determined that each member of our audit committee can read and understand fundamental financial statements, in accordance with applicable requirements. In arriving at these determinations, the board of directors has examined each audit committee member’s scope of experience and the nature of their employment in the corporate finance sector.

Compensation Committee

Upon the effectiveness of the registration statement of which this prospectus is a part, our compensation committee’s responsibilities will include:

•        reviewing and approving, or making recommendations to our board of directors with respect to, the compensation of our chief executive officer and our other executive officers;

•        overseeing an evaluation of our senior executives;

•        overseeing and administering our cash and equity incentive plans;

•        reviewing and making recommendations to our board of directors with respect to director compensation;

•        reviewing and discussing annually with management our “Compensation Discussion and Analysis” disclosure if and to the extent then required by SEC rules; and

•        preparing the compensation committee report if and to the extent then required by SEC rules.

We believe that the composition of our compensation committee will meet the requirements for independence under current Nasdaq and SEC rules and regulations.

Nominating and Corporate Governance Committee

Upon the effectiveness of the registration statement of which this prospectus is a part, our nominating and corporate governance committee’s responsibilities will include:

•        recommending to our board of directors the persons to be nominated for election as directors and to each of our board’s committees;

•        reviewing and making recommendations to our board with respect to our board leadership structure;

•        reviewing and making recommendations to our board with respect to management succession planning;

•        developing and recommending to our board of directors corporate governance principles; and

•        overseeing a periodic evaluation of our board of directors.

We believe that the composition of our nominating and corporate governance committee will meet the requirements for independence under current Nasdaq and SEC rules and regulations.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or our compensation committee. None of the members of our compensation committee is, or has ever been, an officer or employee of our company.

Code of Ethics and Code of Conduct

We intend to adopt, upon the effectiveness of the registration statement of which this prospectus is a part, a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. We intend to post a current copy of the code on our website, www.evts.com. In addition, we intend to post on our website all disclosures that are required by law or Nasdaq listing standards concerning any amendments to, or waivers from, any provision of the code.

EXECUTIVE COMPENSATION

The following discussion relates to the compensation of our president and chief executive officer, David Solomont, and our chief financial officer, James Sabitus. Mr. Solomont is the founder of the Company. Mr. Sabitus became our Vice President, Operations and Finance in July 2020, and is now our Chief Financial and Accounting Officer.

In preparing to become a public company, we have begun a review of all elements of our executive compensation program, including the function and design of our equity incentive program. We have begun, and expect to continue in the coming months, to evaluate the need for revisions to our executive compensation program to ensure that our program is competitive with the companies with which we compete for executive talent and is appropriate for a public company.

Summary Compensation Table

The following table sets forth information regarding compensation awarded to, earned by or paid to each of our named executive officers who were paid over $100,000 for the periods indicated.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	All Other Compensation ($)		Total ($)
David Solomont,	2021	315,000	—	—	18,000	(4)	333,000
President and Chief Operating Officer(3)	2020	90,000	—	90,000	—		180,000
James Sabitus,	2021	156,250	7,500	—	—		163,750
Vice President Operations and Chief Financial Officer (as of the date herein)(3)	2020	—	—	—	—		—
Greg Horne,	2021	180,000	—	—	—		180,000
Chief Technology Officer	2020	—	—	—	—		—
Paul Barrett,	2021	150,000	7,500	—	—		157,500
Vice President of Marketing and Product	2020	71,875	7,500	—	—		79,375

____________

(1)      Unless otherwise indicated, the amounts reported in the “Bonus” column reflect discretionary cash bonuses paid to our named executive officers for their performance. Unless otherwise indicated, our board of directors has not yet determined the amounts of discretionary bonuses payable to our executive officers for 2021. Discretionary cash bonuses, if any, for 2021 will be determined by our board of directors for our executive officers during the third quarter of 2022.

(2)      No options were granted to our named executive officers in our 2021 fiscal year or to date in 2022. Mr. Solomont’s 2020 compensation was paid half in Series B Preferred Stock. See Note 5 to our audited financial statements appearing at the end of this prospectus regarding assumptions underlying the valuation of equity awards.

(3)      Mr. Solomont’s annual salary for 2022 has been set at $360,000, and Mr. Sabitus’s at $175,000.

(4)      Includes reimbursement of costs related to healthcare.

Narrative to Summary Compensation Table

Base Salary.    In 2021, we paid Mr. Solomont and Mr. Sabitus a base salary of $315,000 and $156,250, respectively. In 2020, we paid Mr. Solomont total compensation of $180,000. Mr. Solomont’s annual base salary for 2022 has been set at $360,000, and Mr. Sabitus’s at $175,000.

We use base salaries to recognize the experience, skills, knowledge and responsibilities required of all our employees, including our named executive officers. None of our executive officers is currently party to an employment agreement or other agreement or arrangement that provides for automatic or scheduled increases in base salary.

Annual Bonus.    Our board of directors may, in its discretion, award bonuses to our named executive officers from time to time. In 2021, we paid $7,500 each to Messrs. Sabitus, and Barrett as a temporary non-equity incentive plan.

Other than indicated above, no bonuses were paid to our executive officers with respect to fiscal years 2021 or 2020.

Equity Incentives.    Although we do not have a formal policy with respect to the grant of equity incentive awards to our executive officers, or any formal equity ownership guidelines applicable to them, we believe that equity grants provide our executives with a strong link to our long-term performance, create an ownership culture and help to align the interests of our executives and our stockholders. In addition, we believe that equity grants with a time-based vesting feature promote executive retention because this feature incentivizes our executive officers to remain in our employment during the vesting period. Accordingly, our board of directors will periodically review the equity incentive compensation of our executive officers and from time to time may grant equity incentive awards to them in the form of stock options or share grants.

Following this offering, our employees and executives will be eligible to receive stock options and other stock-based awards pursuant to our 2022 Stock Incentive Plan, or the 2022 Plan.

We will use restricted stock awards to compensate our executive officers in the form of initial grants in connection with the commencement of employment and also at various times in the discretion of our Compensation Committee. Prior to this offering, the award of stock options and restricted stock to our executive officers has been made by our board of directors or compensation committee. None of our executive officers is currently party to an employment agreement that provides for automatic awards of stock options or restricted stock. After the consummation of this offering, we plan to award stock options to our executive officers, with vesting provisions to be determined by our Compensation Committee.

We award stock options and restricted stock with exercise prices or purchase prices, as applicable, that are equal to the fair market value of our common stock on the date of grant as determined by our board of directors.

Outstanding Equity Awards at Fiscal Year-End

All of our named executive officers own shares of our common stock. No stock options have been issued to them. The number of shares owned by each is set forth in the section called “Principal Shareholders.”

Employment and Other Agreements

We have agreed to pay the following compensation to the named executive officers:

Named Executive Officer	Initial Base Salary	Restricted Stock(1)
David Solomont	$360,000	—
James Sabitus	$150,000	100,000 shares
Greg Horne	$180,000	550,000 shares
Paul Barrett	$150,000	100,000 shares
Thomas Shane	$120,000	75,000 shares

Employee Restrictive Covenants Agreements

Each of our executive officers has entered into a standard form of agreement with respect to non-solicitation, confidential information and assignment of inventions. Under this agreement, each executive officer has agreed not to solicit our employees, consultants, customers, prospective customers or suppliers during his or her employment and for a period of 12 months after the termination of his or her employment, and to protect our confidential and proprietary information indefinitely. In addition, under this agreement, each executive officer has agreed that we own all inventions that are developed by such executive officer during his or her employment with us that (i) are related to our business or customers or any of our products or services being researched, developed, manufactured or sold by us or which may be used with such products or services, (ii) result from tasks assigned to the executive officer by us or (iii) result from the use of our premises or personal property (whether tangible or intangible) owned, leased or contracted for by us. Each executive officer also has agreed to provide us with a non-exclusive, royalty-free, paid-up, irrevocable, worldwide license to use any prior inventions that such executive officer incorporates into inventions assigned to us under this agreement.

Stock Option and Other Compensation Plans

2022 Stock Incentive Plan

Our Board of Directors and stockholders have approved our 2022 Plan, which will become effective immediately prior to the effectiveness of the registration statement for this offering. The 2022 Plan provides for the grant of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock awards, restricted stock units and other stock-based awards. Upon effectiveness of the 2022 Plan, the number of shares of our common stock that will be reserved for issuance under the 2022 Plan will be 3,500,000.

Our employees, officers, directors, consultants and advisors will be eligible to receive awards under the 2022 Plan; however, incentive stock options may only be granted to our employees.

Pursuant to the terms of the 2022 Plan, our board of directors (or our Compensation Committee will administer the 2022 Plan and, subject to any limitations set forth in the 2022 Plan, will select the recipients of awards and determine:

•        the number of shares of our common stock covered by options and the dates upon which the options become exercisable;

•        the type of options to be granted;

•        the duration of options, which may not be in excess of ten years;

•        the exercise price of options, which must be at least equal to the fair market value of our common stock on the date of grant;

•        the methods of payment of the exercise price of options; and

•        the number of shares of our common stock subject to and the terms and conditions of any stock appreciation rights, awards of restricted stock, restricted stock units or other stock-based awards, including conditions for repurchase, measurement price, issue price and repurchase price (though the measurement price of stock appreciation rights must be at least equal to the fair market value of our common stock on the date of grant and the duration of such awards may not be in excess of ten years) and any performance conditions.

If our board of directors delegates authority to one or more of our officers to grant awards under the 2022 Plan, the officers will have the power to make awards to all of our employees, except officers and executive officers (as such terms are defined in the 2022 Plan). Our board of directors will fix the terms of the awards to be granted by any such officer, the maximum number of shares subject to awards that any such officer may grant, and the time period in which such awards may be granted.

Effect of Certain Changes in Capitalization.    In the event of any stock split, reverse stock split, stock dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event, or any dividend or distribution to holders of our common stock other than an ordinary cash dividend, we are required by the 2022 Plan to make equitable adjustments (or make substitute awards, if applicable), in the manner determined by our board of directors, to:

•        the number and class of securities available under the 2022 Plan;

•        the share counting rules under the 2022 Plan;

•        the number and class of securities and exercise price per share of each outstanding option;

•        the share and per-share provisions and the measurement price of each outstanding stock appreciation right;

•        the number of shares and the repurchase price per share subject to each outstanding award of restricted stock; and

•        the share and per-share related provisions and purchase price, if any, of each outstanding restricted stock unit award and each other stock-based award.

Effect of Certain Corporate Transactions.    Upon the occurrence of a merger or other reorganization event (as defined in the 2022 Plan), our board of directors may, on such terms as our board of directors determines (except to the extent specifically provided otherwise in an applicable award agreement or other agreement between the participant and us), take any one or more of the following actions pursuant to the 2022 Plan as to all or any (or any portion of) outstanding awards, other than awards of restricted stock:

•        provide that outstanding awards will be assumed, or substantially equivalent awards will be substituted, by the acquiring or succeeding corporation (or an affiliate of the acquiring or succeeding corporation);

•        upon written notice to a participant, provide that all of the participant’s unvested awards will be forfeited immediately prior to the consummation of the reorganization event and/or that all of the participant’s vested but unexercised awards will terminate immediately prior to the consummation of such transaction unless exercised, to the extent exercisable, by the participant within a specified period following the date of such notice;

•        provide that outstanding awards will become exercisable, realizable or deliverable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon the reorganization event;

•        in the event of a reorganization event pursuant to which holders of our common stock will receive a cash payment for each share surrendered in the reorganization event, make or provide for a cash payment to participants with respect to each award held by a participant equal to (1) the number of shares of our common stock subject to the vested portion of the award (after giving effect to any acceleration of vesting that occurs upon or immediately prior to such reorganization event) multiplied by (2) the excess, if any, of the cash payment for each share surrendered in the reorganization event over the exercise, measurement or purchase price of such award and any applicable tax withholdings, in exchange for the termination of such award;

•        provide that, in connection with our liquidation or dissolution, awards will convert into the right to receive liquidation proceeds (if applicable, net of the exercise, measurement or purchase price thereof and any applicable tax withholdings); or

•        any combination of the foregoing.

Our board of directors is not obligated by the 2022 Plan to treat all awards, all awards held by a participant, or all awards of the same type, identically. Certain restricted stock units will be settled in accordance with the terms of the applicable restricted stock unit agreement.

Upon the occurrence of a reorganization event other than our liquidation or dissolution, our repurchase and other rights with respect to each outstanding award of restricted stock will continue for the benefit of the succeeding company and will, unless our board of directors determines otherwise, apply to the cash, securities or other property which our common stock is converted into or exchanged for pursuant to the reorganization event in the same manner and to the same extent as they applied to the common stock subject to the restricted stock award. However, our board of directors may provide for the termination or deemed satisfaction of such repurchase or other rights under the restricted stock award agreement or any other agreement between the participant and us, either initially or by amendment. Upon the occurrence of a reorganization event involving our liquidation or dissolution, all restrictions and conditions on each outstanding restricted stock award will automatically be deemed terminated or satisfied, unless otherwise provided in the agreement evidencing the restricted stock award or in any other agreement between the participant and us.

Our board of directors may, at any time, provide that any award under the 2022 Plan will become immediately exercisable in whole or in part, free of some or all restrictions or conditions, or otherwise realizable in whole or in part, as the case may be.

Except with respect to certain actions requiring stockholder approval under the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, or Nasdaq Stock Market rules, our board of directors may amend, modify or terminate any outstanding award under the 2022 Plan, including but not limited to, substituting for the award another award of the same or a different type, changing the date of exercise or realization, and converting an incentive stock option to a non-statutory stock option, subject to certain participant consent requirements. However, unless our stockholders approve such action, the 2021 Plan provides that we may not (except as otherwise permitted in connection with a change in capitalization or reorganization event):

•        amend any outstanding stock option or stock appreciation right granted under the 2022 Plan to provide an exercise or measurement price per share that is lower than the then-current exercise or measurement price per share of such outstanding award;

•        cancel any outstanding stock option or stock appreciation right (whether or not granted under the 2022 Plan) and grant a new award under the 2022 Plan in substitution for the canceled award (other than substitute awards permitted in connection with a merger or consolidation of an entity with us or our acquisition of property or stock of another entity) covering the same or a different number of shares of our common stock and having an exercise or measurement price per share lower than the then-current exercise or measurement price per share of the canceled award;

•        cancel in exchange for a cash payment any outstanding option or stock appreciation right with an exercise or measurement price per share above the then-current fair market value of our common stock (valued in the manner determined by (or in the manner approved by) our board of directors); or

•        take any other action that constitutes a “repricing” within the meaning of Nasdaq rules or the rules of any other exchange or marketplace on which our common stock is listed or traded.

No award may be granted under the 2022 Plan on or after the date that is ten years after adoption of the plan.

Limitation of Liability and Indemnification

Our certificate of incorporation, which will become effective upon the closing of this offering, limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the Delaware General Corporation Law, or the DGCL, and provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty as a director. However, these provisions do not eliminate or limit the liability of any of our directors:

•        for any breach of the director’s duty of loyalty to us or our stockholders;

•        for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•        for voting for or assenting to unlawful payments of dividends, stock repurchases or other distributions; or

•        for any transaction from which the director derived an improper personal benefit.

Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to such amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the DGCL.

In addition, our certificate of incorporation, which will become effective upon the closing of this offering, provides that we must indemnify our directors and officers and we must advance expenses, including attorneys’ fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions.

We maintain a general liability insurance policy that covers specified liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers. In addition, we intend to enter into new indemnification agreements with all of our directors and executive officers prior to the completion of this offering. These indemnification agreements may require us, among other things, to indemnify each such executive officer or director for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by him or her in any action or proceeding arising out of his or her service as one of our executive officers or directors.

Some of our non-employee directors may, through their relationships with their employers, be insured or indemnified against specified liabilities incurred in their capacities as members of our board of directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to directors, executive officers or persons controlling us, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Rule 10b5-1 Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from the director or officer. It also is possible that the director or officer could amend or terminate the plan when not in possession of material, nonpublic information. In addition, our directors and executive officers may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

Director Compensation

No cash compensation was paid to our directors in 2021. There are currently no shares of common stock subject to outstanding stock option awards held by our directors. No equity awards were granted to our directors in 2021, except that 50,000 shares of common stock were granted to our director, Shelly Berkley. The fair value of that stock award was $15,000, as computed in accordance with the provisions of FASB ASC Topic 718.

We do not currently pay director fees. We have historically reimbursed our non-employee directors for reasonable travel and out-of-pocket expenses incurred in connection with attending board of directors and committee meetings. David Solomont, our current president and chief executive officer, does not receive any additional compensation for his service as a director.

In July 2021, our board of directors, in consultation with an outside compensation expert, approved a director compensation program that will become effective on the first month following the effective date of the registration statement of which this prospectus is a part. Under this director compensation program, we will pay our non-employee directors a fixed cash retainer for their service of $30,000 per year. There is no separate incremental compensation for attending meetings or committee service.

We also will continue to reimburse our non-employee directors for reasonable travel and other expenses incurred in connection with attending meetings of our board of directors and any committee of our board of directors on which he or she serves.

TRANSACTIONS WITH RELATED PERSONS

Since January 1, 2019, we have engaged in the following transactions in which the amounts involved exceeded 1% of the average of our total assets at year end for the last two completed fiscal years and any of our directors, executive officers or holders of more than 5% of our capital stock, or any member of the immediate family of, or person sharing the household with, the foregoing persons, had or will have a direct or indirect material interest. We believe that all of these transactions were on terms as favorable as could have been obtained from unrelated third parties.

During the years 2019 and 2020, David Solomont was entitled to receive deferred compensation totaling $399,000. In lieu of cash, Mr. Solomont, who is our chief executive officer, elected to receive his consideration in the form of shares of common stock and a convertible note, which he assigned to Nine Associates, LLC, an entity owned by Mr. Solomont’s wife.

Working Capital Advances from Affiliates

Since our inception, we have received $474,670 in working capital advances from Nine Associates, LLC, an entity owned by the wife of David Solomont, our Chief Executive Officer. As of June 30, 2022, Nine Associates, LLC owes the Company $39,529.

Indemnification Agreements

Our certificate of incorporation, which will become effective in connection with this offering, provides that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. In addition, we intend to enter into new indemnification agreements with all of our directors and executive officers prior to the completion of this offering. These indemnification agreements may require us, among other things, to indemnify each such director or executive officer for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by him or her in any action or proceeding arising out of his or her service as one of our directors or executive officers.

Arrangements with Executive Officers and Directors

For a description of the compensation arrangements that we have with our named executive officers and directors, see “Executive Compensation.”

Policies and Procedures for Related Person Transactions

Our board of directors intends to adopt written policies and procedures for the review of any transaction, arrangement or relationship in which our company is a participant, the amount involved exceeds 1% of the average of our total assets at year end for the last two completed fiscal years and one of our executive officers, directors, director nominees or 5% stockholders or their immediate family members, each of whom we refer to as a “related person,” has a direct or indirect material interest.

If a related person proposes to enter into such a transaction, arrangement or relationship, which we refer to as a “related person transaction,” the related person must report the proposed related person transaction to our chief financial officer. The policy calls for the proposed related person transaction to be reviewed and, if deemed appropriate, approved by our audit committee. Whenever practicable, the reporting, review and approval will occur prior to entry into the transaction. If advance review and approval is not practicable, the committee will review, and, in its discretion, may ratify the related person transaction. The policy also permits the chair of the audit committee to review and, if deemed appropriate, approve proposed related person transactions that arise between committee meetings, subject to ratification by the committee at its next meeting. Any related person transactions that are ongoing in nature will be reviewed annually.

A related person transaction reviewed under the policy will be considered approved or ratified if it is authorized by the audit committee after full disclosure of the related person’s interest in the transaction. As appropriate for the circumstances, the audit committee will review and consider:

•        the related person’s interest in the related person transaction;

•        the approximate dollar value of the amount involved in the related person transaction;

•        the approximate dollar value of the amount of the related person’s interest in the transaction without regard to the amount of any profit or loss;

•        whether the transaction was undertaken in the ordinary course of our business;

•        whether the terms of the transaction are no less favorable to us than terms that could have been reached with an unrelated third party;

•        the purpose of, and the potential benefits to us of, the transaction; and

•        any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

Our audit committee may approve or ratify the transaction only if it determines that, under all of the circumstances, the transaction is in, or is not inconsistent with, our best interests. Our audit committee may impose any conditions on the related person transaction that it deems appropriate.

In addition to the transactions that are excluded by the instructions to the SEC’s related person transaction disclosure rule, our board of directors has determined that the following transactions do not create a material direct or indirect interest on behalf of related persons and, therefore, are not related person transactions for purposes of this policy:

•        interests arising solely from the related person’s position as an executive officer of another entity, whether or not the person is also a director of the entity, that is a participant in the transaction where the related person and all other related persons own in the aggregate less than a 10% equity interest in such entity, the related person and his or her immediate family members are not involved in the negotiation of the terms of the transaction and do not receive any special benefits as a result of the transaction and the amount involved in the transaction is less than the greater of $200,000 or 5% of the annual gross revenues of the company receiving payment under the transaction; and

•        a transaction that is specifically contemplated by provisions of our certificate of incorporation or bylaws.

The policy provides that transactions involving compensation of executive officers shall be reviewed and approved by our compensation committee in the manner specified in the compensation committee’s charter.

We did not have a written policy regarding the review and approval of related person transactions prior to this offering. Nevertheless, with respect to such transactions, it has been the practice of our board of directors to consider the nature of and business reasons for such transactions, how the terms of such transactions compared to those which might be obtained from unaffiliated third parties and whether such transactions were otherwise fair to and in the best interests of, or not contrary to, our best interests.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock as of June 30, 2022 by:

•        each of our directors;

•        each of our named executive officers;

•        all of our directors and executive officers as a group; and

•        each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock.

The column entitled “Percentage of Shares Beneficially Owned — Before Offering” is based on a total of 13,720,000 shares of our common stock outstanding as of December 31, 2021, which assumes automatic conversion of all outstanding shares of our preferred stock into an aggregate of 5,371,871 shares of our common stock and the conversion of substantially all of our outstanding convertible notes at a conversion price of $[•] into [•] shares of Common Stock. The column entitled “Percentage of Shares Beneficially Owned — After Offering” is based on [•] shares of our common stock to be outstanding after this offering, including the shares of our common stock that we are selling in this offering but not including any additional shares issuable upon exercise of outstanding options.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our common stock. Shares of our common stock that an individual has a right to acquire within 60 days after December 31, 2021 are considered outstanding and beneficially owned by the person holding such right for the purpose of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person. Except as otherwise noted, the persons and entities in this table have sole voting and investing power with respect to all of the shares of our common stock beneficially owned by them, subject to community property laws, where applicable. Except as otherwise set forth below, the address of each beneficial owner is c/o ev Transportation Services, Inc., 1309 Beacon Street, Brookline, MA 02446.

Name of Beneficial Owner	Shares Beneficially Owned	Before Offering (%)	After Offering (%)
5% Stockholders:
David Solomont(1)	3,001,000	21.83%
Phil Van Wormer	1,298,306	9.44%
Will Graylin	1,132,500	8.23%

Directors and Named Executive Officers:
David Solomont(1)	3,001,000	21.83%
William Bachrach	150,000	1.09%
Shelley Berkley(2)	175,001	1.27%
Gary Herman(3)	250,000	1.81%
James Sabitus	100,000	0.73%
Greg Horne	550,000	4.00%
Paul Barrett	100,000	0.73%
Thomas Shane	75,000	0.54%
All executive officers and directors as a group (8 persons)	4,401,001	32.00%

____________

(1)      All shares beneficially owned by Mr. Solomont are held by Mr. Solomont’s wife and entities organized for the benefit of his family. An independent trustee control these entities. Mr. Solomont disclaims beneficial ownership of these shares.

(2)      Shelley Berkley is a related party to The Lehrner Family Trust, which beneficially owns the shares.

(3)      Gary Herman is a General Partner of SEVV, LLC, shareholder of record. He disclaims beneficial ownership of these shares.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and provisions of our certificate of incorporation and bylaws are summaries and are qualified by reference to the certificate of incorporation and the bylaws that will be in effect upon the closing of this offering. We will file copies of these documents with the SEC as exhibits to the registration statement of which this prospectus is a part. The description of the capital stock reflects changes to our capital structure that will occur upon the closing of this offering.

Upon the closing of this offering, our authorized capital stock will consist of 60,000,000 shares of our common stock, and 15,000,000 shares of our preferred stock, all of which preferred stock will be undesignated.

As of June 30, 2022, we had issued and outstanding:

•        8,378,159 shares of our common stock held by 52 stockholders of record;

•        2,605,003 shares of our Series A preferred stock held by 21 stockholders of record, convertible into 2,605,003 shares of our common stock upon the closing of this offering;

•        2,666,836 shares of our Series B preferred stock held by 87 stockholders of record, convertible into 2,666,836 shares of our common stock upon the closing of this offering.

As of July 31, 2022 we had outstanding an aggregate principal amount of $8,425,503 in convertible notes, convertible into [•] shares of our common stock upon the closing of this offering based on a conversion price of $[•].

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Each election of directors by our stockholders will be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock that we may designate and issue in the future.

In the event of our liquidation or dissolution, the holders of our common stock are entitled to receive proportionately all assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any of our outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Preferred Stock

Under the terms of our certificate of incorporation that will become effective upon the closing of this offering, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

The material rights, preferences and privileges of the currently outstanding Series A and Series B Preferred Stock (together, the “Preferred Stock”) are as set forth below.

Dividends

The holders of the Preferred Stock shall be entitled to dividends only by the unanimous vote or written consent of the Board.

Voting

The holders of the Preferred Stock vote together with the Common Stock based on the number of shares of Common Stock into which the Preferred Stock is convertible, except that the holders of the Preferred Stock has separate voting rights with respect to certain material corporate actions.

Liquidation, Dissolution or Winding Up: Certain Mergers, Consolidations and Asset Sales

The Preferred Stock is senior to the Common Stock on a liquidation, merger or similar event. In that case, the holders of the Series B Preferred Stock are first entitled to be paid $3.00 per share and then the holders of the Series A Preferred Stock are entitled to be paid $1.00 per share in preference to the holders of the Common. Once the liquidation preferences of the Preferred Stock are paid the holders of the Series B Preferred Stock, Series A Preferred Stock and Common Stock are entitled to receive the balance of the amounts distributable in liquidation based on the number of shares of Common Stock held or issuable on conversion.

Voluntary Conversion

The Preferred Stock may be voluntarily converted into Common Stock initially on a one-for-one basis subject to increase if the conversion price of the Preferred Stock is reduced by the anti-dilution provisions of the corporate charter.

Additional Agreements

The holders of the Preferred Stock possess certain other customary rights, including pre-emptive rights, voting rights and information rights pursuant to their respective purchase and other agreements.

Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions

Delaware Law

We are subject to Section 203 of the Delaware General Corporation Law, or DGCL. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless either the interested stockholder attained such status with the approval of our board of directors, the business combination is approved by our board of directors and stockholders in a prescribed manner or the interested stockholder acquired at least 85% of our outstanding voting stock in the transaction in which it became an interested stockholder. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person. The restrictions contained in Section 203 are not applicable to any of our existing stockholders that will own 15% or more of our outstanding voting stock upon the closing of this offering.

Removal of Directors

Our certificate of incorporation and our bylaws to be effective upon the closing of this offering provide that directors may be removed only for cause and only by the affirmative vote of the holders of at least 75% of our shares of capital stock present in person or by proxy and entitled to vote. Under our certificate of incorporation and bylaws to be effective upon the closing of this offering, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office. Furthermore, our certificate of incorporation to be effective upon the closing of this offering provides that the authorized number of directors may be changed only by the resolution of our board of directors. The classification of our board of directors and the limitations on the ability of our stockholders to remove directors, change the authorized number of directors and fill vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

Stockholder Action; Special Meeting of Stockholders; Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our certificate of incorporation and our bylaws to be effective upon the closing of this offering provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. Our certificate of incorporation and our bylaws to be effective upon the closing of this offering also provide that, except as otherwise required by law, special meetings of the stockholders can only be called by our board of directors. In addition, our bylaws to be effective upon the closing of this offering establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors, or by a stockholder of record on the record date for the meeting who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities. These provisions also could discourage a third party from making a tender offer for our common stock because even if the third party acquired a majority of our outstanding voting stock, it would be able to take action as a stockholder, such as electing new directors or approving a merger, only at a duly called stockholders meeting and not by written consent.

Super-Majority Voting

The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our bylaws to be effective upon the closing of this offering may be amended or repealed by a majority vote of our board of directors or the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in any annual election of directors. In addition, the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in any election of directors is required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our certificate of incorporation described above.

Exclusive Forum Selection

Our certificate of incorporation to be effective upon the closing of this offering provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for the following types of proceedings: (1) any derivative action or proceeding brought on behalf of our company, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or stockholders to our company or our stockholders, (3) any action asserting a claim arising pursuant to any provision of the General Corporation Law of the State of Delaware or as to which the General Corporation Law of the State of Delaware confers jurisdiction on the Court of Chancery of the State of Delaware, or (4) any action asserting a claim arising pursuant to any provision of our certificate of incorporation or amended and restated bylaws (in each case, as they may be amended from time to time) or governed by the internal affairs doctrine. These choice of forum provisions will not apply to suits brought to enforce a duty or liability created by the Exchange Act. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our certificate of incorporation that will become effective upon the closing of this offering provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any claims arising under the Securities Act. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is VStock Transfer.

Nasdaq Capital Market

We are applying to have our common stock listed on the Nasdaq Capital Market under the symbol “EVTS”, which has been reserved. If our application is not approved or we otherwise determine that we will not be able to secure the listing of our common stock on Nasdaq, we will not complete this offering.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market, including shares issued upon exercise of outstanding options, or the anticipation of these sales, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sales of equity securities.

Upon the closing of this offering, we will have outstanding [•] shares of our common stock, based on the shares of our common stock that were outstanding as of August 31, 2022 and assuming the conversion of our convertible preferred stock, after giving effect to (i) the issuance of [•] shares of our common stock in this offering, assuming no exercise by the underwriters of their option to purchase [•] additional shares of our common stock and (ii) the conversion of all outstanding shares of our preferred stock and all of our convertible notes at a conversion price of $[•] into an aggregate of [•] shares of our common stock upon the closing of this offering. Of these shares, all shares sold in this offering will be freely tradable without restriction under the Securities Act of 1933, as amended, or the Securities Act, unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Of the remaining 14,566,798 shares of our common stock, 13,246,057 shares will have been held for one year or more and will be freely tradeable, subject to the lockup agreements described below. An additional 570,00 shares will have been held for six months after purchase and may be sold under Rule 144 below. These securities may be sold in the public market upon release or waiver of any applicable lock-up agreement and only if registered or pursuant to an exemption from registration, such as Rule 144 or 701 under the Securities Act.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, any person who is not our affiliate and has held their shares for at least six months, including the holding period of our convertible notes, may sell those subject to certain restrictions under Rule 144 below, including the availability of current public information about us. In addition, under Rule 144, any person who is not our affiliate and has not been our affiliate at any time during the preceding three months and has held their shares for at least one year, including the holding period of any convertible notes, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available but subject to any lockup agreements that have been executed.

Beginning 90 days after the date of this prospectus, a person who is our affiliate or who was our affiliate at any time during the preceding three months and who has beneficially owned restricted securities for at least six months at the time of sale, including the holding period of any convertible notes, is entitled, subject to any applicable lockup agreements, to sell a number of shares within any three-month period that does not exceed the greater of:

•        1% of the number of shares of our common stock then outstanding, which will equal approximately [•] shares immediately after this offering; and

•        the average weekly trading volume in our common stock on Nasdaq during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

We cannot estimate the number of shares of our common stock that our existing stockholders will elect to sell under Rule 144.

Rule 701

In general, under Rule 701 of the Securities Act, any of our employees, consultants or advisors, other than our affiliates, who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement is eligible to resell these shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with the various restrictions, including the availability of public information about us, holding period and volume limitations, contained in Rule 144. Subject to the 180-day lock-up period described below, approximately 1,516,352 shares of our common stock will be eligible for sale in accordance with Rule 701.

Lock-up Agreements

We, and each of our executive officers and directors and, we estimate, the holders of an additional 9,831,806 shares or more of our outstanding stock, have agreed that, without the prior written consent of the representative of the underwriters, we and they will not, subject to limited exceptions, during the period ending 180 days after the date of this prospectus:

•        offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•        enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock, whether any transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise.

These agreements are subject to certain exceptions, as described in the section of this prospectus entitled “Underwriting.”

Stock Options and Form S-8 Registration Statement

Following this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register all of the shares of our common stock subject to outstanding awards and reserved for future issuance under the 2022 Plan. See “Executive Compensation — Stock Option and Other Compensation Plans” for additional information regarding these plans. Accordingly, shares of our common stock registered under such registration statements will be available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, and subject to any vesting restrictions and lock-up agreements applicable to these shares.

UNDERWRITING

Maxim Group LLC is acting as the managing underwriter of the offering (the “Representative”). We have entered into an underwriting agreement dated            , 2022 with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters and the underwriters have agreed to purchase from us, at the public offering price per share less the underwriting discounts set forth on the cover page of this prospectus, the number of shares listed next to its name in the following table:

Underwriter	Number of Shares
Maxim Group LLC
Total

The underwriting agreement provides that the obligation of the underwriters to purchase all of the shares being offered to the public is subject to specific conditions, including the absence of any material adverse change in our business or in the financial markets and the receipt of certain legal opinions, certificates and letters from us, our counsel and the independent auditors. The underwriting agreement also provides that if an underwriter defaults, the offering may be terminated. Subject to the terms of the underwriting agreement, the underwriters will purchase all of the shares being offered to the public, other than those covered by the over-allotment option described below, if any of these shares are purchased.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Over-Allotment Option

We have granted to the Representative an option, exercisable one or more times in whole or in part, not later than 45 days after the closing date of this offering, to purchase from us up to an additional [•] shares of common stock at an assumed price of $[•] per share (15% of the shares of common stock sold in this offering), less the underwriting discounts and commissions set forth on the cover of this prospectus in any combination thereof to cover over-allotments, if any. To the extent that the Representative exercises this option, it will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares to be purchased by it in the above table bears to the total number of shares offered by this prospectus. We will be obligated, pursuant to the option, to sell these additional shares to the Representative to the extent the option is exercised. If any additional shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the other shares are being offered hereunder. If this option is exercised in full, the total offering price to the public will be $[•] million and the total net proceeds, before expenses and after the credit to the underwriting discount described below, to us will be approximately $[•] million.

Discounts and Commissions; Expenses

The following table shows the public offering price, underwriting discount and proceeds, before expenses, to us based on an assumed initial offering price of $[•]. The information assumes either no exercise or full exercise by the Representative of the over-allotment option.

	Per Share	Total Without Over-Allotment Option	Total with Full Over-Allotment Option
Assumed public offering price	$	$	$
Underwriting discount (8%)	$	$	$
Proceeds, before expenses, to us	$	$	$

The underwriters are offering the shares offered by us to the public at the public offering price per share set forth on the cover of this prospectus. In addition, the underwriters may offer some of the shares to other securities dealers at such price less a concession not to exceed $            per share. After the initial offering, the public offering price and concession to dealers may be changed.

We have paid an advance of $50,000 to the underwriters, which will be applied against the accountable expenses that will be paid by us to the underwriters in connection with this offering. The underwriting agreement provides that in the event the offering is terminated, the advances paid to the underwriters will be returned to us to the extent that offering expenses are not actually incurred by the underwriters in accordance with Financial Industry Regulation Authority (“FINRA”) Rule 5110(g)(4)(A).

We have also agreed to reimburse the underwriters for reasonable out-of-pocket expenses not to exceed $125,000 in the aggregate if there is a closing of this offering, or up to $50,000 in the event there is not a closing. We estimate that total expenses payable by us in connection with this offering, other than the underwriting discount, will be approximately $[•].

Discretionary Accounts

The underwriters do not intend to confirm sales of the shares offered hereby to any accounts over which it has discretionary authority.

Indemnification

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

Lock-Up Agreements

We and our directors, officers and holders of 1% or more of our outstanding shares of our common stock have agreed with the underwriter, for a period of 180 days after the closing of this offering, not to offer for sale, issue, sell, contract to sell, pledge grant any option to purchase, make any short sale or otherwise dispose of, directly or indirectly any shares of our common stock or any securities convertible into or exchangeable for our common stock either owned as of the date of the underwriting agreement or thereafter acquired without the prior written consent of the underwriters. The Representative may, in its sole discretion and at any time or from time to time before the termination of the lock-up period, without notice, release all or any portion of the securities subject to lock-up agreements.

Pricing of this Offering

Prior to this offering, there has not been a market for our common stock. The public offering price for our securities was determined through negotiations between us and the underwriters. Among the factors considered in these negotiations were prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the public offering price of our securities will correspond to the price at which our common stock will trade in the public market subsequent to this offering or that an active trading market for our common stock will develop and continue after this offering.

Underwriter’s Warrants

We have agreed to issue to the Representative (or its permitted assignees) warrants to purchase up to a total of 6% of the shares of common stock sold in the offering. The warrants will be exercisable at any time, and from time to time, in whole or in part, during the period commencing 180 days from the effective date of the registration statement of which this prospectus is a part, and expiring five years from the effective date of the offering, which period is in compliance with FINRA Rule 5110(e). The warrants are exercisable at a per share price equal to 125% of the initial public offering price. The warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(e)(1) of FINRA. The Representative (or permitted assignees under Rule 5110(e)(2)) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the effective date of the registration statement of which this prospectus is a part. We have agreed to a one-time demand registration of our shares of common stock underlying the warrants at our expense for a period of five years from the effective date of the registration statement related to this offering and an additional demand registration at the holders’ expense for a period of five years from the effective date of the registration statement related to this offering. In addition, the warrants provide for certain piggyback registration rights that expire five years from the effective date of the registration statement of which this prospectus is a part in compliance with FINRA Rule 5110(g)(8). We will bear all fees and expenses attendant to registering the securities issuable on exercise of the Underwriter’s warrants. The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation. However, the warrant exercise price or underlying shares will not be adjusted for issuances of shares of common stock at a price below the warrant exercise price.

Right of First Refusal and Certain Post-Offering Investments

Subject to the closing of this offering and certain conditions set forth in the underwriting agreement, for a period of 12 months after the closing of the offering, the Representative shall have a right of first refusal to act as lead managing underwriter and book-runner and/or placement agent for any and all future public or private equity, equity-linked or debt (excluding commercial bank debt) offerings undertaken during such period by us, or any of our successors or subsidiaries, on terms customary to each of the underwriter. The Representative, in conjunction with us, shall have the sole right to determine whether or not any other broker-dealer shall have the right to participate in any such offering and the economic terms of any such participation.

Trading; Nasdaq Capital Market Listing

We intend to list our common stock on Nasdaq under the symbol “EVTS.” No assurance can be given that our listing application will be approved by Nasdaq.

Price Stabilization, Short Positions and Penalty Bids

In connection with this offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act:

•        Stabilizing transactions permit bids to purchase securities so long as the stabilizing bids do not exceed a specified maximum.

•        Over-allotment involves sales by the underwriters of securities in excess of the number of securities the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of securities over-allotted by the underwriters is not greater than the number of securities that they may purchase in the over-allotment option. In a naked short position, the number of securities involved is greater than the number of securities in the over-allotment option. The underwriters may close out any covered short position by either exercising its over-allotment option and/or purchasing securities in the open market.

•        Syndicate covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of securities to close out the short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared to the price at which they may purchase securities through the over-allotment option. A naked short position occurs if the underwriters sells more securities than could be covered by the over-allotment option. This position can only be closed out by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in this offering.

•        Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when securities originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our securities or preventing or retarding a decline in the market price of the securities. As a result, the price of our shares of common stock may be higher than the price that might otherwise exist in the open market. These transactions may be discontinued at any time.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our shares of common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that any transaction, if commenced, will not be discontinued without notice.

Electronic Distribution

This prospectus in electronic format may be made available on websites or through other online services maintained by the underwriters, or by their affiliates. Other than this prospectus in electronic format, the information on the underwriters’ website and any information contained in any other websites maintained by the underwriters is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters in their capacity as underwriter, and should not be relied upon by investors.

Other

From time to time, the underwriters and/or their affiliates have provided, and may in the future provide, various investment banking and other financial services for us for which services it has received and, may in the future receive, customary fees. Except for the services provided in connection with this offering and other than as described below, the underwriters have not provided any investment banking or other financial services during the 180-day period preceding the date of this prospectus.

Offers Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

LEGAL MATTERS

The validity of the shares of our common stock offered hereby has been passed upon for us by Sullivan & Worcester LLP, Boston, Massachusetts. Harter Secrest & Emery, Rochester, New York, is acting as counsel for the underwriters in this offering. A partner in the firm of Sullivan & Worcester owns 43,943 shares of our common stock.

EXPERTS

MAC Accounting Group, an independent registered public accounting firm, has audited our financial statements at December 31, 2021, 2020, and 2019 as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on their report which includes an explanatory paragraph about the existence of substantial doubt concerning our ability to continue as a going concern, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, which includes amendments and exhibits, under the Securities Act and the rules and regulations under the Securities Act for the registration of common stock being offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information that is in the registration statement and its exhibits and schedules. Certain portions of the registration statement have been omitted as allowed by the rules and regulations of the SEC. Statements in this prospectus that summarize documents are not necessarily complete, and in each case you should refer to the copy of the document filed as an exhibit to the registration statement.

You may read and copy all or any portion of the registration statement at the SEC’s website at www.sec.gov. The information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus. We have included our website in this prospectus solely as an inactive textual reference, and you should not consider the contents of our website in making an investment decision with respect to our common stock. The registration statement, including all exhibits and amendments to the registration statement, has been filed electronically with the SEC.

Upon completion of this offering, we will become subject to information and periodic reporting requirements of the Exchange Act and we will file annual, quarterly and current reports, proxy statements, and other information with the SEC.

EV TRANSPORTATION SERVICES, INC.

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
ev Transportation Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of ev Transportation Services, Inc. as of December 31, 2021 and 2020, and the related statements of operations, stockholders’ equity (deficit), and cash flows for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of ev Transportation Services, Inc. as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the entity will continue as a going concern. As discussed in Note 9 to the financial statements, the entity has not yet begun to generate significant revenue from its primary operations, has a working capital deficit, and has a historical accumulated deficit to date, all of which raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the entity’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to ev Transportation Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. ev Transportation Services, Inc. is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there were no critical audit matters.

/s/ Mac Accounting Group, LLP

We have served as ev Transportation Services, Inc.’s auditor since 2020.

Midvale, Utah
May 13, 2022

EV TRANSPORTATION SERVICES, INC.
BALANCE SHEETS

	December 31,
	2021	2020
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$2,038	$144,137
Accounts receivable, net	1,340	197
Prepaid expenses and other	38,221	40,862
Investment	550,000	—
Total current assets	591,599	185,196

PROPERTY AND EQUIPMENT:
Computer equipment	20,851	1,775
Machinery and equipment	65,168	13,733
Leasehold improvements	36,452	4,750
Vehicles	314,093	272,366
Construction in progress	106,752	—
Less: accumulated depreciation	(260,955)	(188,354)
Total property and equipment, net	282,361	104,270
INTANGIBLE ASSETS, net	83,333	89,600
TOTAL ASSETS	$957,293	$379,066

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

CURRENT LIABILITIES:
Accounts payable and accrued expenses	$472,435	$114,351
Credit card payable	63,905	34,887
Customer deposits	5,000	5,000
Accrued payroll and related taxes	72,664	—
Stock repurchase payable	20,417	142,500
Due to related party	65,200	38,759
Convertible notes, net	3,595,246	—
Total current liabilities	4,294,867	335,497

TOTAL LIABILITIES	4,294,867	335,497

STOCKHOLDERS’ EQUITY (DEFICIT):
Preferred stock, Series B, $0.001 par value, 5,000,000 authorized, 2,666,836 and 2,308,502 issued and outstanding, respectively.	2,667	2,308
Preferred stock, Series A, $0.001 par value, 2,750,000 authorized, 2,605,003 issued and outstanding.	2,605	2,605
Common stock, $0.001 par value, 15,000,000 authorized, 8,378,159 and 7,359,216 issued and outstanding, respectively	8,378	7,359
Additional paid-in capital	9,347,680	7,968,373
Accumulated deficit	(12,698,904)	(7,937,076)
TOTAL STOCKHOLDERS’ EQUITY (DEFICIT)	(3,337,574)	43,569
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$957,293	$379,066

The accompanying notes are an integral part of these financial statements

EV TRANSPORTATION SERVICES, INC.
STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2021	2020
REVENUES	$1,183	$8,697
COSTS OF GOODS	22	7,428
GROSS PROFIT	1,161	1,269

GENERAL AND ADMINISTRATIVE EXPENSES:
General and administrative	1,441,832	530,154
Sales and marketing	1,243,431	469,651
Research and development	1,403,758	423,971
Services	187,887	65,657
Share based compensation	305,683	1,042,104
Total general and administrative expenses	4,582,591	2,531,537
NET LOSS FROM OPERATION	(4,581,430)	(2,530,268)

OTHER INCOME (EXPENSE):
Other income	6,144	—
Interest expense	(186,542)	—
Total other income (expense)	(180,398)	—

LOSS BEFORE INCOME TAXES	(4,761,828)	(2,530,268)
INCOME TAX EXPENSE	—	—
NET LOSS	$(4,761,828)	$(2,530,268)
Weighted average number of common stock outstanding, basic and diluted	7,923,339	5,197,320
Net loss per share	$(0.60)	$(0.49)

The accompanying notes are an integral part of these financial statements

EV TRANSPORTATION SERVICES, INC.
STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
For the Years Ended December 31, 2021 and 2020

	Series A Preferred Stock		Series B Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount
Balance, December 31, 2019	2,733,003	$2,733	776,270	$776	4,077,036	$4,077	$5,262,707	$(5,406,808)	$(136,515)
Repurchase of shares	(128,000)	(128)	(15,000)	(15)	—	—	(237,857)	—	(238,000)
Series B shares issued for service	—	—	19,150	19	—	—	57,431	—	57,450
Sale of Series B shares	—	—	1,401,333	1,401	—	—	1,722,599	—	1,724,000
Common shares issued for service	—	—	—	—	3,282,180	3,282	981,372	—	984,654
Series B shares issued for debt	—	—	114,749	115	—	—	146,133	—	146,248
Series B shares issued for asset purchase	—	—	12,000	12	—	—	35,988	—	36,000
Net income	—	—	—	—	—	—	—	(2,530,268)	(2,530,268)
Balance, December 31, 2020	2,605,003	2,605	2,308,502	2,308	7,359,216	7,359	7,968,373	(7,937,076)	43,569
Sale of Series B shares	—	—	358,334	359	—	—	1,074,644	—	1,075,003
Common shares issued for service	—	—	—	—	1,018,943	1,019	304,663	—	305,682
Net income	—	—	—	—	—	—	—	(4,761,828)	(4,761,828)
Balance, December 31, 2021	2,605,003	$2,605	2,666,836	$2,667	8,378,159	$8,378	$9,347,680	$(12,698,904)	$(3,337,574)

The accompanying notes are an integral part of these financial statements

EV TRANSPORTATION SERVICES, INC.
STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(4,761,828)	$(2,530,268)
Depreciation and amortization	78,867	54,916
Share-based compensation	305,682	1,042,104
(Increase) decrease in:
Accounts receivable	(1,143)	(197)
Inventory	—	—
Prepaid and other	2,641	(38,732)
Increase (decrease) in:
Accounts payable	358,084	29,234
Credit card payable	29,018	34,887
Customer deposits	—	5,000
Accrued compensation	72,664	81,036
Net cash used in operating activities	(3,916,015)	(1,322,020)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of investments	(550,000)	—
Purchase of equipment and vehicles	(250,691)	(29,927)
Purchase intangible assets	—	(94,000)
Net cash used in investing activities	(800,691)	(123,927)

CASH FLOWS FROM FINANCING ACTIVITIES:
Advances to related party	241,005	150,132
Repayments to related party	(214,564)	(188,548)
Refund of shares purchased	(122,083)	—
Repurchase of shares	—	(95,500)
Proceeds from issuance of preferred stock	1,075,003	1,724,000
Payment of stock issuance costs	—	—
Proceeds from issuance of convertible notes	3,595,246	—
Net cash provided by financing activities	4,574,607	1,590,084
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(142,099)	144,137
CASH AND CASH EQUIVALENTS, BEGINNING	144,137	—
CASH AND CASH EQUIVALENTS, ENDING	$2,038	$144,137

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for
Interest expense	$4,665	$—
Income taxes	$—	$—

NON CASH INVESTING AND FINANCING ACTIVITIES:
Series B preferred shares issued for debt	$—	$146,248
Shares issued for asset purchase	$—	$36,000
Liability recorded for share buyback	—	$142,500

The accompanying notes are an integral part of these financial statements

EV TRANSPORTATION SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS

EV Transportation Services, Inc. (the “Company”) is a Boston based company who develops and sells energy efficient electric utility vehicles for the essential services transportation market.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimated.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. As of December 31, 2021 and 2020, the Company had cash and cash equivalents of $2,038 and $144,137, respectively.

Accounts Receivable

Trade accounts receivables are recorded when invoices are issued and are presented in the balance sheet net of any allowance for doubtful accounts and are generally uncollateralized. The Company routinely assesses its trade receivables and establishes an allowance for doubtful accounts based on the Company’s historical losses, the existing economic conditions, and the financial stability of its customers. Trade accounts receivable are written off when they are determined to be uncollectible. A valuation allowance has been recorded in the amount of $227,948 as of December 31, 2021 and 2020. The Company’s policy is not to accrue interest on trade receivables.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Computer Equipment	5 years
Machinery and Equipment	5 years
Leasehold Improvements	Remaining Lease Term
Vehicle	5 years

Depreciation expense for the years ended December 31, 2021 and December 31, 2020 was $72,601 and $50,516, respectively, and is included in general and administrative in the statements of operations.

Intangible Assets

The Company accounts for its intangible assets in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Subtopic 350-30, General Intangibles Other Than Goodwill, and ASC Subtopic 360-10-05, Accounting for the Impairment or Disposal of Long-Lived Assets. ASC Subtopic 350-30 requires assets to be measured based on the fair value of the consideration given or the fair value of the assets (or net assets) acquired, whichever is more clearly evident and, thus, more reliably measurable. Further, ASC Subtopic 350-30 requires an intangible asset to be amortized over its useful life and for the useful life to be evaluated every reporting

EV TRANSPORTATION SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

period to determine whether events or circumstances warrant a revision to the remaining period of amortization. If the estimate of useful life is changed the remaining carrying amount of the intangible asset is amortized prospectively over the revised remaining useful life. Costs of internally developing, maintaining, or restoring intangible assets are recognized as an expense when incurred.

In August 2020, the Company purchased Intellectual Property from eFleets Technology Corporation (ETC). The transaction included copyrights, domain names, information and trademarks, in exchange for $85,000 in cash.

In October 2020, the Company purchase a Domain name in exchange for cash of $9,000.

The intangible asset are being amortized over 15 years.

Amortization expense for the period and year ended December 31, 2021 and 2020 was $6,267 and $4,400 and is included in general and administrative in the statement of operations. The Company expects annual amortization expense of $6,267 for the next five succeeding fiscal years.

Impairment of Long-Lived Assets

The Company periodically reviews the value of long-lived assets and identifiable intangibles for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. Each impairment test is based on a comparison of the future cash flows arising from the assets with the carrying value of the asset. If impairment is indicated, the asset is written down to its estimated fair value on a discounted cash flow basis.

Investment in Interplai

On August 30, 2021, the Company entered into a Stock Purchase Agreement with Interplai, Inc. (Interplai), a private third-party entity, to purchase 4,261,666 shares of Interplai’s Series A Preferred Stock at a purchase price of $0.4693 per share, for an aggregate of $2,000,000. The Stock Purchase Agreement allows for the purchase of shares in multiple closings. During the year ended December 31, 2021 the Company purchased 1,171,958 shares of Series A Preferred Stock in exchange for $550,000, which has been recorded as an Investment on the Company’s balance sheet.

As of December 31, 2021 the Company’s investment in Interplai represented less than 20% of Interplai’s voting stock and the equity securities of Interplai did not have a readily determinable fair value. Therefore, in accordance with ASC 321, the Company recorded its investment at cost minus impairment, where as of December 31, 2021 no impairment was deemed necessary.

Revenue Recognition

The Company’s revenue is recognized in accordance with Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers. During the years ended December 31, 2021 and 2020 the Company derived its revenues from the sales of parts for electric vehicles. The Company’s contracts with customers contain one performance obligation, which is to deliver goods for a price that is fixed at contract inception. The Company recognizes revenue for its performance obligation at a point in time once products are physically delivered.

Shipping and handling costs are reflected in both revenue and cost of goods sold to the extent they are billed to customers. In all other instances they are reflected as a component of cost of goods sold.

To the extent that taxes are assessed and collected by the Company from a customer they are excluded from revenue.

EV TRANSPORTATION SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

The timing of revenue recognition, billings, and cash collections results in receivables, contract assets, and contract liabilities. Accounts receivable are recorded when the right to consideration becomes unconditional. The Company does not have significant contract assets or liabilities as of December 31, 2021 and 2020.

Various economic factors affect revenues and cash flows. Revenues are typically paid within thirty days of the sale. Historically, the Company has had a small amount of sales returns and refunds which are deemed immaterial to the financial statements for the years ended December 31, 2021 and 2020.

Income Taxes

The Company provides a provision for income taxes based on income for financial reporting purposes.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established if it is more likely than not that all or a portion of the deferred tax assets will not be realized.

Management has evaluated significant tax positions against the criteria established by professional standards and believes there are no such tax positions requiring accounting recognition in the financial statements. Management does not believe its evaluation of tax positions will significantly change within the next twelve months. Any changes in tax positions will be recorded when the ultimate outcome becomes known. The tax returns are subject to examination by taxing authorities generally for three years from the filing date. The Company’s tax returns are subject to examination from the December 31, 2018 tax return year forward.

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. No such interest or penalties were recognized during the years ended December 31, 2021 and 2020 and the Company had no accruals for interest and penalties as of December 31, 2021 and 2020.

Advertising

The Company expenses advertising costs as incurred. Advertising costs for the period and year ended December 31, 2021 and 2020 were $293,172 and $170,087, respectively.

Net Loss Per Common Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” Basic net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period excluding common stock subject to forfeiture. Fully diluted net loss per share reflects the potential dilution that could occur if commitments to issue common stock were exercised resulting in the issuance of common stock of the Company. At December 31, 2021 and 2020 the Company had 5,271,839 and 4,913,507 preferred securities outstanding (Note 5), respectively, and at December 31, 2021 and 2020 had 100,000 warrants outstanding (Note 5) that could have been converted into shares of common stock and then share in the earnings of the Company, however, they have been excluded as common stock equivalents in the diluted loss per share because their effect is anti-dilutive on the computation.

Reclassification

Certain amounts in the financial statements for the prior-year period have been reclassified to conform with the current-year period presentation.

EV TRANSPORTATION SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 3 — RELATED PARTY TRANSACTIONS

In the normal course of business, the Company obtains financing, in the form of short-term advances, from an entity whose owners are related to David Solomont, the Company’s founder, current CEO, and Chairman of the Board of Directors. During the year ended December 31, 2021 and the company received $241,005 in short term advances from the related party and repaid $214,564. During the year ended December 31, 2020 the Company received $150,132 in short term advances from the related party and repaid $188,548. The Company owed the related party $65,200 and $38,759 as of December 31, 2021 and 2020, respectively.

NOTE 4 — INCOME TAXES

During 2021 and 2020, the Company incurred net losses and, therefore, has no tax liability. The net deferred tax asset generated by the loss carry-forward has been fully reserved. The Company used an effective tax rate of 27.32% when calculating the deferred tax assets and liabilities and income tax provision below.

The components of deferred income taxes are as follows at December 31, 2021 and 2020:

	2021	2020
Deferred tax assets:
Net operating loss carryover	$2,405,900	1,209,400
Accrued Payroll	19,900
Deferred tax liabilities:
Depreciation	(33,700)	(35,700)
Valuation allowance	(2,392,100)	(1,173,700)
Net deferred tax asset	$—	—

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income from continuing operations for the years ended December 31, 2021 and 2020 due to the following:

	2021	2020
Book loss	$(1,300,900)	$(691,300)
Depreciation	(2,000)	(2,000)
Stock for services	83,500	284,700
Meals and entertainment	400
Accrued payroll	19,900	—
Valuation allowance	1,199,100	408,600
Net deferred tax asset	$—	$—

At December 31, 2021, the Company had net operating loss carryforwards for federal income taxes of approximately $8,809,000, which may be offset against future taxable income from the year 2021 through 2041.

Under the applicable accounting standards, management has considered the Company’s history of losses and concluded that it is more-likely-than-not that the Company will not generate future taxable income prior to the expiration of the net operating loss carryforwards. Accordingly, a valuation allowance has been established against the deferred tax assets. Total valuation for the deferred tax assets totaled $2,392,100 and $1,173,700 at December 31, 2021 and 2020, respectively.

Utilization of the net operating loss are subject to substantial annual limitations under Section 382 of the Internal Revenue Code of 1986 due to ownership changes that have occurred previously or that could occur in the future. These ownership changes may limit the amount of net operating loss carryforwards that can be utilized annually to offset future taxable income and tax, respectively.

EV TRANSPORTATION SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 5 — CONVERTIBLE NOTES

During the year ended December 31, 2021, the Company issued convertible promissory notes in exchange for proceeds of $3,595,246 under private offering. All principal and accrued interest on the notes are due twelve months from the date of the note, unless otherwise extended, but all are due prior to December 31, 2022, therefore have been classified as a current liability on our balance sheet. The notes bear interest at 10.0% per annum. Principal and accrued interest on the notes are required to be converted if the Company becomes listed on any national securities exchange or if the Company sells substantially all of their assets in an acquisition. Further, the notes can be converted at the option of the holders only if there is a private offering of the Company’s capital stock, at which time the notes can be converted into the securities issued in such private offering. The notes convert into shares of the Company’s Common Stock at a conversion price at the lessor of 75% of the price per share paid in a qualified offering or the conversion cap price defined as dividing $110,000,000, less all outstanding indebtedness by the total number of issued and outstanding shares of the Company’s common stock assuming the conversion or exercise of all of the Company’s outstanding convertible or exercisable securities. As of December 31, 2021 the outstanding convertible notes balance was $3,595,246 and the accrued interest on the notes was $181,877, which was recorded in accrued liabilities on the balance sheet.

NOTE 6 — STOCKHOLDERS’ EQUITY

Common Stock

The Company authorized 15,000,000 shares of $0.001 par value common stock, of which 8,378,159 and 7,359,216 were issued and outstanding at December 31, 2021 and 2020 respectively.

In 2021, 1,018,943 shares of common stock were issued for services valued at $305,683, or $0.30 per share, based on management’s fair value estimate.

In 2020, 3,282,180 shares of common stock were issued for services valued at $984,654, or $0.30 per share, based on management’s fair value estimate.

Preferred Stock

As of December 31, 2021 and 2020, the Company has authorized 2,750,000 shares and 5,000,000 of $0.001 par value Series A and Series B preferred stock, respectively.

At December 31, 2021 and 2020, 2,605,003 shares of Series A Preferred Stock (the “Series A Preferred Stock”), were issued and outstanding. At December 31, 2021 and 2020, 2,666,836 and 2,308,502 shares of Series B Preferred Stock (the “Series B Preferred Stock”), respectively, were issued and outstanding.

In 2021, the Company sold 358,334 shares of Series B Preferred Stock for $1,075,003 in cash.

In 2020, the Company repurchased 128,000 shares of Series A Preferred Stock for $188,000, of which $65,500 was paid in cash and $122,500 was recorded as a stock repurchase payable and repurchased 15,000 shares of Series B Preferred Stock for $50,000, of which $30,000 was paid in cash and $20,000 was recorded as a stock repurchase payable. Additionally, the Company sold 1,401,333 shares of Series B Preferred Stock for $1,724,000 in cash and issued 114,749 shares of Series B Preferred Stock for debt of $146,248. Also, the Company issued 19,150 shares of Series B Preferred Stock for services valued at $57,540 and issued 12,000 shares of Series B Preferred Stock for an asset purchase, both of which were valued at $3 per share, based on the recent price the Series B Preferred Stock was sold for cash.

The rights and privileges of the preferred stock are listed below:

Each share of Series A and Series B is convertible at the option of the shareholders into shares of the Company’s common stock on a 1-1 ratio (one share of Series A or Series B is convertible into one share common), subject to pro-rata adjustments for stock splits and distributions. In the event of a merger or reorganization as defined in the Amended Certificate of Information, the outstanding shares of Series A and Series B are automatically converted into shares of common stock at the same ratio.

EV TRANSPORTATION SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 6 — STOCKHOLDERS’ EQUITY (cont.)

Series A and B have no contractual dividend rights and each holder of Series A and B is entitled to the number of votes equal to the number of shares of common stock their preferred stock could be converted into. Series B shares have a liquidation preference whereby Series B shareholders are paid $3 per share before any payments are made to Series A or common stockholders. Series A shareholders have the next liquidation preference where they are paid $1 per share (after payments to Series B shareholders) but before any payments to common shareholders.

Liquidation Preference — Upon any liquidation, dissolution, or winding up of the Company, the holders of Series B Preferred Stock shall be entitled to be paid out before the holders of Series A Preferred Stock and the common stock shareholders. The Series B Preferred shareholders shall be paid out at an amount equal to $3.00 per share of Series B Preferred Stock. After the required payment to Series B Preferred shareholders, Series A Preferred shareholders shall be paid an amount equal to $1.00 per share of Series A Preferred Stock.

Voting Rights — Each share of preferred stock is entitled to the number of votes equal to the largest number of shares of common stock into which such holder’s shares are convertible.

Warrants

In 2020 the Company granted 100,000 warrants to an individual in conjunction with the sale of preferred stock. As the fair value of the warrants granted would have had a net zero impact to equity (increasing additional paid in capital and recording offering costs into equity for the same amount), the Company did not break out or complete a separate valuation of the warrants granted in association with the capital raise. The warrants were granted with a 3-year term and have an exercise price of $3.00. As of December 31, 2021 the 100,000 warrants remain outstanding and have a weighted average remaining contractual life of 1.26 years.

NOTE 7 — LEASES

Beginning in October 2018, the Company leased garage space for in Tewksbury, Massachusetts for $600 a month through September 30, 2019. As part of the agreement, the Company paid an initial security deposit of $600. Beginning in November 2019, the Company has a tenant at will arrangement for the same storage space paying $300 a month which increased to $950 a month in October 2020.

Beginning in July 2021 the Company leased storage space in Tewksbury, Massachusetts for a monthly payment of $311.

In June 2019, the Company entered into another tenant at will arrangement for storage space in Fort Worth, Texas. The Company paid $250 a month through May 1, 2020 at which time the lease was amended and the Company began paying $1,000 a month through February 2021 when the lease was amended again and the rent increased to $4,000 per month.

Beginning June 1, 2020, the Company was leasing office space in Brookline, Massachusetts as a tenant at will and paid $1,113 per month through June 2021 when the rent increased to $1,170 per month. Beginning February 2, 2021 the Company was leasing additional office space as a tenant at will and paid $819 per month. Beginning October 2021 the Company was leasing additional office space as a tenant at will and paid $1,448 per month.

In February 2021 the Company leased storage space in Brookline, Massachusetts for $236 per month which increased to $311 per month in April and $362 per month in July.

The Company leases space in Fort Worth, Texas, which is used for Research and Development and Product Manufacturing. Total square footage is 12,000. 3,000 square feet are leased until March 31, 2025, beginning at $1,962 a month. The additional 9,000 square feet are leased until October 31, 2023, and the Company is currently paying $5,250 a month.

EV TRANSPORTATION SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 8 — RECENT ACCOUNTING PRONOUNCEMENTS

The Company has evaluated all recently issued accounting pronouncements and noted no matters that they believe are applicable or would have a material impact on the financial statements of the Company.

NOTE 9 — GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis which implies the Company will continue to meet its obligations for the next 12 months as of the date these financial statements are issued. The Company has not yet begun to generate significant revenue from its primary operations, has a working capital deficit and has a historical accumulated deficit to date. Additional losses are expected in the development of the business. Accordingly, there is substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Management’s plan is to continue raising money through the sale of equity to fund and grow future operations to the level needed in order to generate future profits. The Company is also contemplating a reverse merger transaction in order to gain the Company access to public funding. Management is confident in the future profitability of the company, but believes this will take time to raise the necessary resources and to grow its product line. To finance its operations in the meantime, the Company has sold Series B convertible preferred stock and has borrowed money from related party entities as needed. Management plans to continue to rely on these mechanisms to help finance the Company’s operations in the near term. There is no assurance that management’s plans for addressing its working capital shortages will be successful.

NOTE 10 — SUBSEQUENT EVENTS

The Company has entered into an agreement with Indigo Technologies, Inc. for an intent to purchase certain intangible assets and technology in exchange for $5,000,000 in convertible notes and cash.

Subsequent to December 31, 2021 the Company purchased 319,625 shares of Series A Preferred Stock of Interplai, Inc. in exchange for $150,000. Additionally, the Company issued convertible promissory notes in exchange for proceeds of $2,217,500 under a private offering, obtained a vehicle loan for $89,368, and issued 140,000 shares of their common stock for services.

The Company has evaluated all subsequent events through May 13, 2022 the date the financial statements were available to be issued.

EV TRANSPORTATION SERVICES, INC.
CONDENSED BALANCE SHEETS

	June 30, 2022	December 31, 2021
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$4,137	$2,038
Accounts receivable, net	1,808	1,340
Inventory	136,538	—
Prepaid expenses and other	77,311	38,221
Due from related party	39,529
Investment	900,000	550,000
Total current assets	1,159,323	591,599
PROPERTY AND EQUIPMENT:
Computer equipment	22,745	20,851
Machinery and equipment	92,521	65,168
Leasehold improvements	43,277	36,452
Vehicles	400,007	314,093
Work in process	189,315	106,752
Less: accumulated depreciation	(288,595)	(260,955)
Total property and equipment, net	459,270	282,361
RIGHT TO USE ASSETS	164,685	—
INTANGIBLE ASSETS, net	80,200	83,333
TOTAL ASSETS	$1,863,478	$957,293
LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$878,733	$472,435
Credit card payable	78,993	63,905
Deferred income	7,500	5,000
Accrued payroll and related taxes	96,010	72,664
Current lease liability	94,077	—
Stock repurchase payable	—	20,417
Due to related party	—	65,200
Current portion of long term note payable	12,540	—
Convertible notes, current	7,315,246	3,595,246
Total current liabilities	8,483,099	4,294,867
NON-CURRENT LIABILITIES
Note payable	72,744	—
Lease liability	73,627
	146,371	—
TOTAL LIABILITIES	8,629,470	4,294,867
STOCKHOLDERS’ EQUITY (DEFICIT):
Preferred stock, Series B, $0.001 par value, 5,000,000 authorized, 2,666,836 and issued and outstanding, respectively.	2,667	2,667
Preferred stock, Series A, $0.001 par value, 2,750,000 authorized, 2,605,003 and issued and outstanding, respectively.	2,605	2,605
Common stock, $0.001 par value, 15,000,000 authorized, 8,378,159 issued and outstanding, respectively	8,378	8,378
Additional paid-in capital	9,347,680	9,347,680
Accumulated deficit	(16,127,322)	(12,698,904)
TOTAL STOCKHOLDERS’ EQUITY (DEFICIT)	(6,765,992)	(3,337,574)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$1,863,478	$957,293

The accompanying notes are an integral part of these condensed financial statements

EV TRANSPORTATION SERVICES, INC.
CONDENSED STATEMENTS OF OPERATIONS
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
REVENUES
Lease Income	$7,500	$—	$7,500	$—
Sales	—	—	837	235
	7,500	—	8,337	235
COSTS OF GOODS	—	(44)	837	—
GROSS PROFIT	7,500	44	7,500	235

GENERAL AND ADMINISTRATIVE EXPENSES:
General and administrative	415,558	391,178	895,111	671,010
Sales and marketing	350,583	291,587	727,253	549,256
Research and development	685,504	254,245	1,418,742	432,406
Services	55,152	31,616	99,717	72,869
Share based compensation	—	30,000	—	181,500
Total general and administrative expenses	1,506,797	998,626	3,140,823	1,907,041
LOSS BEFORE INCOME TAXES	(1,499,297)	(998,582)	(3,133,323)	(1,906,806)

OTHER INCOME (EXPENSE):
Other income	3,210	1,232	4,551	2,633
Interest Expense	(177,830)	(43,429)	(296,980)	(44,088)
Total other income (expense)	(174,620)	(42,197)	(292,429)	(41,455)
LOSS BEFORE INCOME TAXES	(1,673,917)	(1,040,779)	(3,425,752)	(1,948,261)
INCOME TAX EXPENSE	—	—	—	—
NET LOSS	(1,673,917)	(1,040,779)	(3,425,752)	(1,948,261)

The accompanying notes are an integral part of these condensed financial statements

EV TRANSPORTATION SERVICES, INC.
CONDENSED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
For the Three and Six Months Ended June 30, 2022 and 2021
(Unaudited)

	Series A Preferred Stock		Series B Preferred Stock		Common Stock		Additional Paid-in Capital	Subscription Receivable	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount
Balance, December 31, 2020 (audited)	2,605,003	$2,605	2,308,502	$2,308	7,359,216	$7,359	$7,968,373	$—	$(7,937,076)	$43,569
Sale of Series B shares	—	—	250,001	250	—	—	749,753	—	—	750,003
Sale of Series B shares for subscription receivable	—	—	108,333	109	—	—	324,891	(325,000)	—	—
Common shares issued for service	—	—	—	—	505,000	505	150,995		—	151,500
Net loss	—	—	—	—	—	—	—	—	(907,482)	(907,482)
Balance, March 31, 2021	2,605,003	2,605	2,666,836	2,667	7,864,216	7,864	9,194,012	(325,000)	(8,844,558)	37,590
Cash received for subscription receivable	—	—	—	—	—	—	—	150,000	—	150,000
Common shares issued for service	—	—	—	—	100,000	100	29,900	—	—	30,000
Net loss	—	—	—	—	—	—	—	—	(1,040,779)	(1,040,779)
Balance, June 30, 2021	2,605,003	$2,605	2,666,836	$2,667	7,964,216	$7,964	$9,223,912	$(175,000)	$(9,885,337)	$(823,189)
Balance, December 31, 2021 (audited)	2,605,003	$2,605	2,666,836	$2,667	8,378,159	$8,378	$9,347,680	$—	$(12,698,904)	$(3,337,574)
Cumulative effect – lease adjustment	—	—	—	—	—	—	—	—	(2,666)	(2,666)
Net loss	—	—	—	—	—	—	—	—	(1,751,835)	(1,751,835)
Balance, March 31, 2022	2,605,003	2,605	2,666,836	2,667	8,378,159	8,378	9,347,680	—	(14,453,405)	(5,092,075)
Net loss	—	—	—	—	—	—	—	—	(1,673,917)	(1,673,917)
Balance, June 30, 2022	2,605,003	$2,605	2,666,836	$2,667	8,378,159	$8,378	$9,347,680	$—	$(16,127,322)	$(6,765,992)

The accompanying notes are an integral part of these condensed financial statements

EV TRANSPORTATION SERVICES, INC.
CONDENSED STATEMENTS OF CASH FLOWS
(Unaudited)

	Six months ended June 30,
	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(3,425,752)	$(1,948,261)
Adjustment to reconcile net loss to net cash used for operating activities:
Depreciation and amortization	30,772	37,704
Lease cost, net of repayment	353	—
Share-based compensation	—	181,500
(Increase) decrease in operating assets:
Accounts receivable	(468)	(235)
Inventory	(136,538)	—
Prepaid and other	(39,090)	18,650
Increase (decrease) in operating liabilities:
Accounts payable	406,299	104,938
Credit card payable	15,088	3,889
Deferred income	2,500	—
Accrued compensation	23,346	5,905
Net cash used for operating activities	(3,123,490)	(1,595,910)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of investments	(350,000)	—
Purchase of equipment and vehicles	(204,549)	(106,018)
Net cash used for investing activities	(554,549)	(106,018)

CASH FLOWS FROM FINANCING ACTIVITIES:
Advances from related party	23,775	90,100
Repayments to related party	(128,504)	(140,310)
Refund of shares purchased	(20,417)	(81,250)
Payments on note payable	(4,084)	—
Proceeds from issuance of preferred stock	—	900,003
Proceeds from note payable	89,368	—
Proceeds from issuance of convertible notes	3,720,000	2,842,997
Net cash provided by financing activities	3,680,138	3,611,540

NET INCREASE IN CASH AND CASH EQUIVALENTS	2,099	1,909,612
CASH AND CASH EQUIVALENTS, BEGINNING	2,038	144,137
CASH AND CASH EQUIVALENTS, ENDING	$4,137	$2,053,749

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for
Interest expense	$—	$—
Income taxes	$—	$—

NON CASH INVESTING AND FINANCING ACTIVITIES
Series B preferred shares issued for debt	$—	$—
Cummulative effect of the recognition of lease liability and right to use asset	$2,666	$—
Recognition of lease liability and right of use asset at lease commencement	$63,880	$—

The accompanying notes are an integral part of these condensed financial statements

EV TRANSPORTATION SERVICES, INC.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 1 — NATURE OF OPERATIONS

EV Transportation Services, Inc. (the “Company”) is a Boston based company who develops and sells energy efficient electric utility vehicles for the essential services transportation market.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimated.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. As of June 30, 2022 and December 31, 2021, the Company had cash and cash equivalents of $4,137 and $2,038, respectively.

Accounts Receivable

Trade accounts receivables are recorded when invoices are issued and are presented in the balance sheet net of any allowance for doubtful accounts and are generally uncollateralized. The Company routinely assesses its trade receivables and establishes an allowance for doubtful accounts based on the Company’s historical losses, the existing economic conditions, and the financial stability of its customers. Trade accounts receivable are written off when they are determined to be uncollectible. A valuation allowance has been recorded in the amount of $227,948 as of June 30, 2022 and December 31, 2021. The Company’s policy is not to accrue interest on trade receivables.

Inventory

Inventories are stated at the lower of cost (first in, first out method) or net realizable value. As of June 30, 2022 and December 31, 2021 the Company had $136,538 and $0 worth of raw materials on hand, respectively.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Computer Equipment	5 years
Machinery and Equipment	5 years
Leasehold Improvements	Remaining Lease Term
Vehicle	5 years

Depreciation expense for the six months ended June 30, 2022 and 2021 was $27,639 and $34,571, respectively, and is included in general and administrative in the statements of operations.

EV TRANSPORTATION SERVICES, INC.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

Intangible Assets

The Company accounts for its intangible assets in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Subtopic 350-30, General Intangibles Other Than Goodwill, and ASC Subtopic 360-10-05, Accounting for the Impairment or Disposal of Long-Lived Assets. ASC Subtopic 350-30 requires assets to be measured based on the fair value of the consideration given or the fair value of the assets (or net assets) acquired, whichever is more clearly evident and, thus, more reliably measurable. Further, ASC Subtopic 350-30 requires an intangible asset to be amortized over its useful life and for the useful life to be evaluated every reporting period to determine whether events or circumstances warrant a revision to the remaining period of amortization. If the estimate of useful life is changed the remaining carrying amount of the intangible asset is amortized prospectively over the revised remaining useful life. Costs of internally developing, maintaining, or restoring intangible assets are recognized as an expense when incurred.

In August 2020, the Company purchased Intellectual Property from eFleets Technology Corporation (ETC). The transaction included copyrights, domain names, information and trademarks, in exchange for $85,000 in cash.

In October 2020, the Company purchase a Domain name in exchange for cash of $9,000.

The intangible asset are being amortized over 15 years.

Amortization expense for the six months ended June 30, 2022 and 2021 was $3,133 and is included in general and administrative in the statement of operations. The Company expects annual amortization expense of $6,267 for the next five succeeding fiscal years.

Impairment of Long-Lived Assets

The Company periodically reviews the value of long-lived assets and identifiable intangibles for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be recoverable or that the useful lives of these assets are no longer appropriate. Each impairment test is based on a comparison of the future cash flows arising from the assets with the carrying value of the asset. If impairment is indicated, the asset is written down to its estimated fair value on a discounted cash flow basis.

Investment in Interplai

On August 30, 2021, the Company entered into a Stock Purchase Agreement with Interplai, Inc. (Interplai), a private third-party entity, to purchase 4,261,666 shares of Interplai’s Series A Preferred Stock at a purchase price of $0.4693 per share, for an aggregate of $2,000,000. The Stock Purchase Agreement allows for the purchase of shares in multiple closings. During the year ended December 31, 2021 the Company purchased 1,171,958 shares of Series A Preferred Stock in exchange for $550,000. During the six months ended June 30, 2022 the Company purchased 745,792 shares of Series A Preferred Stock in exchange for $350,000. All investments in Interplai are reflected on the Company’s balance sheet.

As of June 30, 2022 and December 31, 2021 the Company’s investment in Interplai represented less than 20% of Interplai’s voting stock and the equity securities of Interplai did not have a readily determinable fair value. Therefore, in accordance with ASC 321, the Company recorded its investment at cost minus impairment, where as of June 30, 2022 no impairment was deemed necessary.

Revenue Recognition

The Company’s revenue is recognized in accordance with Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers. During the period and years ended June 30, 2022 and 2021 the Company derived its revenues from the sales of parts for electric vehicles and monthly lease rentals of its electric vehicles.

EV TRANSPORTATION SERVICES, INC.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

For the sale of parts the Company’s contracts with customers contain one performance obligation, which is to deliver goods for a price that is fixed at contract inception. The Company recognizes revenue for its performance obligation at a point in time once products are physically delivered.

For the monthly lease rental of electric vehicles, which started in 2022, the Company’s contracts with customers contain one performance obligation, which is to provide their vehicles to customers on a month-to-month basis, at a price that is fixed at contract inception. The revenue is recognized monthly. Any prepayment or security deposit is recognized as deferred revenue.

Shipping and handling costs are reflected in both revenue and cost of goods sold to the extent they are billed to customers. In all other instances they are reflected as a component of cost of goods sold.

To the extent that taxes are assessed and collected by the Company from a customer they are excluded from revenue.

The timing of revenue recognition, billings, and cash collections results in receivables, contract assets, and contract liabilities. Accounts receivable are recorded when the right to consideration becomes unconditional. The Company does not have significant contract assets or liabilities as of June 30, 2022 and December 31, 2021.

Various economic factors affect revenues and cash flows. Revenues for parts are typically paid within thirty days of the sale. Historically, the Company has had a small amount of sales returns and refunds which are deemed immaterial to the financial statements for the three and six months ended June 30, 2022.

Income Taxes

The Company provides a provision for income taxes based on income for financial reporting purposes.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established if it is more likely than not that all or a portion of the deferred tax assets will not be realized.

Management has evaluated significant tax positions against the criteria established by professional standards and believes there are no such tax positions requiring accounting recognition in the financial statements. Management does not believe its evaluation of tax positions will significantly change within the next twelve months. Any changes in tax positions will be recorded when the ultimate outcome becomes known. The tax returns are subject to examination by taxing authorities generally for three years from the filing date. The Company’s tax returns are subject to examination from the December 31, 2018 tax return year forward.

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. No such interest or penalties were recognized during the six months ended June 30, 2022 and 2021 and the Company had no accruals for interest and penalties as of June 30, 2022 and December 31, 2021.

Advertising

The Company expenses advertising costs as incurred. Advertising costs for the six months ended June 30, 2022 and 2021 were $170,366 and $103,778, respectively.

EV TRANSPORTATION SERVICES, INC.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

Net Loss Per Common Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” Basic net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period excluding common stock subject to forfeiture. Fully diluted net loss per share reflects the potential dilution that could occur if commitments to issue common stock were exercised resulting in the issuance of common stock of the Company. At June 30, 2022 and 2021 the Company had 5,271,839 preferred securities outstanding (Note 5), and had 100,000 warrants outstanding (Note 5) that could have been converted into shares of common stock and then share in the earnings of the Company, however, they have been excluded as common stock equivalents in the diluted loss per share because their effect is anti-dilutive on the computation.

NOTE 3 — RELATED PARTY TRANSACTIONS

In the normal course of business, the Company obtains financing, in the form of short-term advances, from an entity whose owners are related to David Solomont, the Company’s founder, current CEO, and Chairman of the Board of Directors. During the six months ended June 30, 2022 the Company received $23,775 in short term advances from the related party and made repayments of $128,504. As a result, the related party owed the Company $39,529 as of June 30, 2022.

NOTE 4 — CONVERTIBLE NOTES

The Company has issued convertible promissory notes under a private offering. All principal and accrued interest on the notes are due twelve months from the date of the note, unless otherwise extended, but all are due prior to December 31, 2022, therefore have been classified as a current liability on our balance sheet. The notes bear interest at 10.0% per annum. Principal and accrued interest on the notes are required to be converted if the Company becomes listed on any national securities exchange or if the Company sells substantially all of their assets in an acquisition. Further, the notes can be converted at the option of the holders only if there is a private offering of the Company’s capital stock, at which time the notes can be converted into the securities issued in such private offering. The notes convert into shares of the Company’s Common Stock at a conversion price at the lessor of 75% of the price per share paid in a qualified offering or the conversion cap price defined as dividing $110,000,000, less all outstanding indebtedness by the total number of issued and outstanding shares of the Company’s common stock assuming the conversion or exercise of all of the Company’s outstanding convertible or exercisable securities. During the six months ended June 30, 2022 and 2021 the Company received proceeds from the issuance of the convertible notes of $3,720,000 and $2,842,997, respectively. As of June 30, 2022 and December 31, 2021 the outstanding convertible notes balance was $7,315,246 and $3,595,246, respectively and the accrued interest on the notes was $470,598 and $181,877, respectively, which was recorded in accrued liabilities on the balance sheet.

NOTE 5 — STOCKHOLDERS’ EQUITY

Common Stock

The Company authorized 15,000,000 shares of $0.001 par value common stock, of which 8,378,159 were issued and outstanding at June 30, 2022 and December 31, 2021 respectively.

During the six months ended June 30, 2021, 605,000 shares of common stock were issued for services valued at $181,500, based on management’s fair value estimate.

Preferred Stock

As of June 30, 2022 and December 31, 2021, the Company has authorized 2,750,000 shares and 5,000,000 of $0.001 par value Series A and Series B preferred stock, respectively.

EV TRANSPORTATION SERVICES, INC.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 5 — STOCKHOLDERS’ EQUITY (cont.)

At June 30, 2022 and December 31, 2021, 2,605,003 shares of Series A Preferred Stock (the “Series A Preferred Stock”), were issued and outstanding. At June 30, 2022 and December 31, 2021, 2,666,836 shares of Series B Preferred Stock (the “Series B Preferred Stock”), respectively, were issued and outstanding.

During the six months ended June 30, 2021, the Company sold 250,001 shares of Series B Preferred Stock for $750,003 in cash and issued 108,333 shares of Series B Preferred Stock for subscriptions receivables of $325,000, $150,000 of which they received in cash for the subscriptions.

The rights and privileges of the preferred stock are listed below:

Each share of Series A and Series B is convertible at the option of the shareholders into shares of the Company’s common stock on a 1-1 ratio (one share of Series A or Series B is convertible into one share common), subject to pro-rata adjustments for stock splits and distributions. In the event of a merger or reorganization as defined in the Amended Certificate of Information, the outstanding shares of Series A and Series B are automatically converted into shares of common stock at the same ratio.

Series A and B have no contractual dividend rights and each holder of Series A and B is entitled to the number of votes equal to the number of shares of common stock their preferred stock could be converted into. Series B shares have a liquidation preference whereby Series B shareholders are paid $3 per share before any payments are made to Series A or common stockholders. Series A shareholders have the next liquidation preference where they are paid $1 per share (after payments to Series B shareholders) but before any payments to common shareholders.

Liquidation Preference — Upon any liquidation, dissolution, or winding up of the Company, the holders of Series B Preferred Stock shall be entitled to be paid out before the holders of Series A Preferred Stock and the common stock shareholders. The Series B Preferred shareholders shall be paid out at an amount equal to $3.00 per share of Series B Preferred Stock. After the required payment to Series B Preferred shareholders, Series A Preferred shareholders shall be paid an amount equal to $1.00 per share of Series A Preferred Stock.

Voting Rights — Each share of preferred stock is entitled to the number of votes equal to the largest number of shares of common stock into which such holder’s shares are convertible.

Warrants

In 2020 the Company granted 100,000 warrants to an individual in conjunction with the sale of preferred stock. The warrants were granted with a 3-year term and have an exercise price of $3.00. As of June 30, 2022 the 100,000 warrants remain outstanding and have a weighted average remaining contractual life of 0.76 years.

NOTE 6 — LEASES

Beginning in October 2018, the Company leased garage space for in Tewksbury, Massachusetts for $600 a month through September 30, 2019. As part of the agreement, the Company paid an initial security deposit of $600. Beginning in November 2019, the Company has a tenant at will arrangement for the same storage space paying $300 a month which increased to $950 a month in October 2020.

Beginning in July 2021 the Company leased storage space in Tewksbury, Massachusetts for a monthly payment of $311.

Beginning June 1, 2020, the Company was leasing office space in Brookline, Massachusetts as a tenant at will and paid $1,113 per month through June 2021 when the rent increased to $1,170 per month. Beginning February 2, 2021 the Company was leasing additional office space as a tenant at will and paid $819 per month. Beginning October 2021 the Company was leasing additional office space as a tenant at will and paid $1,448 per month.

In February 2021 the Company leased storage space in Brookline, Massachusetts for $236 per month which increased to $311 per month in April and $362 per month in July.

EV TRANSPORTATION SERVICES, INC.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 6 — LEASES (cont.)

In November of 2020, the Company entered into a lease for a research and production facility. At the commencement of the lease, right-of-use-assets obtained in exchange for new operating lease liabilities amounted to $163,671.

In March of 2021, the Company entered into a lease for a service facility. At the commencement of the lease, right-of-use-assets obtained in exchange for new operating lease liabilities amounted to $44,963.

In April of 2022, the Company entered into a lease for additional office and service facility space. At the commencement of the lease, right-of-use-asset obtained in exchange for new operating lease liabilities amounted to $63,880.

Future minimum lease payments under non-cancellable leases as of June 30, 2022 were as follows:

2023	$105,773
2024	58,493
2025	19,238
Total	183,504
Less Interest	(15,800)
Present value of lease liability	167,704
Operating lease liability, current	94,077
Operating lease liability, long term	$73,627

NOTE 7 — RECENT ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2022 the Company adopted ASC In February 2016, the FASB issued ASU No. 2016-02, Leases. The new standard establishes a right-of-use (“ROU”) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all long-term leases. Leases are classified as either finance or operating with classification affecting the pattern of expense recognition in the statement of operations. The Company adopted ASU No. 2016-02 on January 1, 2022. We recorded a lease asset and lease liability as of the adoption date with a cumulative-effect adjustment (see Note 6).

The Company has evaluated all recently issued accounting pronouncements and noted no additional matters that they believe are applicable or would have a material impact on the financial statements of the Company.

NOTE 8 — GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis which implies the Company will continue to meet its obligations for the next 12 months as of the date these financial statements are issued. The Company has not yet begun to generate significant revenue from its primary operations, has a working capital deficit and has a historical accumulated deficit to date. Additional losses are expected in the development of the business. Accordingly, there is substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Management’s plan is to continue raising money through the sale of equity or convertible debt securities to fund and grow future operations to the level needed in order to generate future profits. The Company is also looking into other transaction in order to gain the Company access to public funding. Management is confident in the future profitability of the company, but believes this will take time to raise the necessary resources and to grow its product line. To finance its operations in the meantime, the Company has sold Series B convertible preferred stock and has borrowed money from related party entities as needed. Management plans to continue to rely on these mechanisms to help finance the Company’s operations in the near term. There is no assurance that management’s plans for addressing its working capital shortages will be successful.

EV TRANSPORTATION SERVICES, INC.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 9 — SUBSEQUENT EVENTS

The Company has evaluated all subsequent events through August 15, 2022 the date the financial statements were available to be issued.

Subsequent to June 30, 2022 the Company has received $1,600,000 in convertible note proceeds as well as $125,000 in advances from a related party.

Subsequent to June 30, 2022 the Company has made an additional $125,000 investment in Interplai, bringing its total investment to $1,025,000.

On July 4, 2022, the Company formed a wholly-owned subsidiary in the United Kingdom for the sole purpose of developing, manufacturing and distributing vehicles in the United Kingdom and Europe.

Through and including            , 2022 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to a dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or membership.

            Shares

Common Stock

ev Transportation Services, Inc.

________________________

PROSPECTUS

_________________________

            , 2022

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by the registrant. All amounts are estimates except the Securities and Exchange Commission, or SEC, registration fee, the Financial Industry Regulatory Authority, Inc., filing fee and the Nasdaq initial listing fee.

Amount
Securities and Exchange Commission registration fee	$2,500
Financial Industry Regulatory Authority, Inc. filing fee	4,000
Nasdaq Capital Market initial listing fee	50,000
Accountants’ fees and expenses	40,000
Legal fees and expenses	300,000
Transfer agent’s fees and expenses	3,500
Printing and engraving expenses	60,000
Miscellaneous	140,000
Total expenses	$600,000

____________

*        To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 102 of the Delaware General Corporation Law, or the DGCL, permits a corporation to eliminate the personal liability of its directors or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation that will be effective upon the closing of this offering provides that no director shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which the Court of Chancery or such other court shall deem proper.

Our certificate of incorporation that will be effective upon the closing of this offering provides that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of us), by reason of the fact that he or she is or was, or has agreed to become, our director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an Indemnitee), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful.

Our certificate of incorporation that will be effective upon the closing of this offering also provides that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, our director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred by him or her or on his or her behalf in connection therewith. If we do not assume the defense, expenses must be advanced to an Indemnitee under certain circumstances.

In addition, we intend to enter into new indemnification agreements with all of our directors and executive officers prior to the completion of this offering. In general, these agreements provide that we will indemnify the executive officer or director to the fullest extent permitted by law for claims arising in his or her capacity as an executive officer or director of our company or in connection with his or her service at our request for another corporation or entity. The indemnification agreements also provide for procedures that will apply in the event that an executive officer or director makes a claim for indemnification and establish certain presumptions that are favorable to the executive officer or director.

We maintain a general liability insurance policy that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

The underwriting agreement we will enter into in connection with the offering of common stock being registered hereby provides that the underwriters will indemnify, under certain conditions, our directors and officers (as well as certain other persons) against certain liabilities arising in connection with such offering.

Insofar as the foregoing provisions permit indemnification of directors, executive officers or persons controlling us for liability arising under the Securities Act of 1933, as amended, or the Securities Act, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding shares of our common stock, shares of our preferred stock and convertible promissory notes sold by us that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such securities and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

(a) Issuances of Preferred Stock.

Between October 2016 and April 2017, we issued an aggregate of 2,605,003 shares of Series A Preferred Stock to investors at a price of $1.00 per share.

Between May 2017 and March 2021, we issued an aggregate of 2,666,836 shares of Series B Preferred Stock to investors at a price ranging from $1.00 per share to $3.00 per share.

All of the investors in the foregoing transactions were accredited investors that signed subscription agreements with accredited investor representations. No underwriters were involved in the foregoing issuances of securities. The securities described in this section (a) of Item 15 were issued to investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(a)(2) under the Securities Act and, in certain cases, Regulation D.

(b) Issuances of Common Stock.

From January 1, 2019 to December 31, 2021 we issued an aggregate of 4,351,123 shares of common stock for services rendered by our employees, directors, advisors and consultants. Subsequent to December 31, 2021 we issued an aggregate of 140,000 shares of common stock for services rendered by our employees, directors, advisors and/or consultants.

No underwriters were involved in the foregoing issuances of securities. The issuances of shares of common stock described in this section (b) of Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors, advisors and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act or pursuant to Section 4(a)(2) under the Securities Act.

(c) Issuances of Convertible Promissory Notes.

Between March 2021 to December of 2021, we issued an aggregate of $3,595,246 in convertible promissory notes. Subsequently, we issued an aggregate of $2,217,500 in convertible promissory notes.

All of the investors in all of the foregoing transactions were accredited investors that signed subscription agreements with accredited investor representations. No underwriters were involved in the foregoing issuances of securities. The securities described in this section (a) of Item 15 were issued to investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(a)(2) under the Securities Act and, in certain cases, Regulation D.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit Number	Description of Exhibit
1.1*	Form of Underwriting Agreement
3.1	Certificate of Incorporation of the Registrant as currently in effect
3.2	Bylaws of the Registrant as currently in effect
3.3*	Form of Restated Certificate of Incorporation of the Registrant (to be effective upon the closing of this offering)
3.4	Form of Amended and Restated Bylaws of the Registrant (to be effective upon the closing of this offering)
4.1	Form of convertible promissory notes
4.3	Form of Representative’s Warrant
5.1*	Opinion of Sullivan & Worcester LLP
10.1	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers
10.2	2022 Stock Incentive Plan
10.3	Form of Employee Non-Competition, Non-Solicitation, Confidentiality and Assignment Agreement
10.5	Stock Purchase Agreement, among Interplai, Inc. and the Registrant, dated as of August 30, 2021
10.7	Offer of Employment, dated as of March 31, 2021, by and between the Registrant and David Solomont
23.1	Consent of MAC Accounting Group, independent registered public accounting firm
23.2	Consent of Sullivan & Worcester LLP (included in Exhibit 5.1)
24.1	Power of Attorney (included on signature page)
107	Calculation of Registration Fee

____________

*        To be filed by amendment.

(b) Financial Statement Schedules.

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the related notes.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Boston, Massachusetts on September 16, 2022.

ev Transportation Services, INC.
By:	/s/ David Solomont
David Solomont, President and Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

We, the undersigned officers and directors of ev Transportation Services, Inc., hereby severally constitute and appoint David Solomont and James Sabitus, and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution in each of them for her or him and in her or his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and any other registration statement for the same offering pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title(s)	Date
/s/ David Solomont	President and Chief Executive Officer; Director	September 16, 2022
David Solomont	(principal executive officer)
/s/ James Sabitus	Chief Financial Officer and Vice President of Operations	September 16, 2022
James Sabitus	(principal financial and accounting officer)
/s/ William Bachrach	Director	September 16, 2022
William Bachrach
/s/ Shelley Berkley	Director	September 16, 2022
Shelley Berkley
/s/ Gary Herman	Director	September 16, 2022
Gary Herman